Form 10-K, Exhibit 13
period 2006-12-31
WSB Financial Group, Inc.
filed 2007-03-28
CIK 1372791

Exhibit 13
PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS FOR THE
YEAR ENDED DECEMBER 31, 2006 INCORPORATED BY REFERENCE
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     You should read the following discussion and analysis of our financial condition and results of operations together with “Summary Consolidated Financial Information” and our consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this report.
Overview
     We are a bank holding company headquartered in Bremerton, Washington. We emphasize a service-oriented culture with a sales-based delivery model focused primarily on real estate lending products and supplemented by commercial banking products and services. We deliver these products through eight full service branches and two loan production offices that are located primarily in the west Puget Sound area.
     We currently have, on a consolidated basis, $386.8 million in total assets, net loans of $340.2 million, total deposits of $315.0 million, and stockholders’ equity of $61.7 million. Since our founding we have experienced consistent growth and rapid expansion. In addition, we have maintained profitability as reflected by our 1.28% annualized return on assets in 2006. This growth is a result of our ability to attract and retain high-quality employees and add branches and loan production offices in attractive markets.
     We generate most of our revenue from interest on loans and investments, loan fees, service charges, and mortgage banking income. As of December 31, 2006, 67.4% of our revenue was interest on loans, 16.3% loan fees, 10.6% mortgage banking income, 3.6% service charges and 2.1% interest on investments. We offer a variety of loans to our customers, including commercial and residential real estate loans, construction and land development loans, commercial and industrial loans, and to a lesser extent, consumer loans. As of December 31, 2006, approximately 94.5% of our loans related to the construction or development, purchase, improvement or refinancing of commercial and residential real estate, approximately 4.5% were C&I loans and 0.9% were consumer loans. Approximately 89.5% of our revenues is derived from real estate, of which approximately 36.1% is derived from residential real estate. Including our originations of residential real estate loans which are sold in the secondary market, approximately 97.7% of our actual lending activities are related to real estate. Of this amount, 39.1% is residential real estate, 51.4% is construction and land development, and 7.2% is commercial real estate.
     After several years of rapid growth in housing starts, sales of existing homes and prices, the housing market has shown signs of slowing down. Nationally, sales of existing homes and the median price for an existing home have declined over the past twelve months and recently construction of new homes and apartments has dropped. Signs of slowing are emerging in the Washington housing market too, according to the Washington state profile for Fall 2006 recently released by the FDIC, with an 8.8% decline in building permits and a 2.4% decline in sales activity compared to the second quarter of 2005. On the other hand, average home prices in the state were 17.4% higher in the second quarter than a year ago, a pace that was slightly higher than in second quarter 2005, and conditions in commercial real estate markets continue to improve across Washington state, according to the FDIC. Multifamily permit growth has also increased dramatically over the past year statewide and in Kitsap County. We have not experienced a slowdown in our overall real estate lending activities and housing prices continue to rise in our west Puget Sound market. According to the FDIC report, Washington’s economy remains strong, with job growth ranking eighth among all states and the pace of employment growth is accelerating with a 3.2% rate of year-over-year employment growth in the second quarter of 2006 compared to 2.7% a year earlier. The FDIC report also cautions though, that recent declines in housing permit and sales activity in Washington point to slower residential construction activity in the months ahead with possible adverse implications for overall job growth and the demand for construction financing.

     An adverse change in the economy affecting values of real estate generally, or in west Puget Sound, could, because of our high concentration of loans secured by real estate, materially and adversely affect our profitability, growth and financial condition. Further, because approximately 61.5% of our loans are interest-only (primarily real estate construction and development) and 45.4% are variable rate, significant increases in interest rates could also result in increased loan delinquencies, defaults and foreclosures.
     Deposits are our primary source of funding. Our largest expenses are interest on these deposits and salaries and employee benefits. We measure our performance by calculating our net interest margin, return on average assets, and return on average equity. Net interest margin is calculated by dividing net interest income, which is the difference between interest income on interest-earning assets (such as loans and securities) and interest expense on interest-bearing liabilities (such as customer deposits and other borrowings which are used to fund those assets), by total average earning assets. Net interest income is our largest source of revenue. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. We also measure our performance by our efficiency ratio, which is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.
     Since 2005, market interest rates have been steadily increasing as a result of the Federal Reserve Board’s monetary policies. Our net interest margin has remained relatively constant at 5.65% to 5.90% from January 1, 2005 through December 31, 2006. In the current interest rate environment, however, because we are in an “asset neutral” position, based on our current net interest income simulation. In addition, a substantial percentage of our loan portfolio (45.4% of our total loans as of December 31, 2006) has been comprised of variable rate loans that reprice as interest rates rise. Recently, the Federal Reserve stopped raising rates. If interest rates decline, our margins could also decrease until we can adjust the mix of our assets and liabilities to compensate for the changed interest rate environment.

	Key Financial Matters
	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)
Net income	$3,885	$2,412	$1,340	$631	$286
Basic earnings per share	1.35	0.91	0.59	0.36	0.19
Diluted earnings per share	1.18	0.82	0.55	0.35	0.19
Total assets	386,754	249,998	137,416	76,012	52,765
Net loans(1)	340,208	207,172	117,623	58,222	39,769
Total deposits	315,022	224,167	123,593	68,003	48,017
Net interest margin	5.65%	5.90%	6.77%	5.71%	5.18%
Efficiency ratio	65.3%	67.9%	70.4%	66.6%	75.0%
Return on average assets	1.28%	1.28%	1.37%	1.04%	0.68%
Return on average equity	19.6%	16.6%	13.6%	9.9%	6.5%

(1)	Includes loans held for sale.
     We have focused on correcting the regulatory compliance procedures that were addressed in the memorandum of understanding with the FDIC in 2006. As described in more detail below, we made a number of managerial and operational changes in order to strengthen our documentation practices, compliance and training programs to help ensure that similar violations do not occur in the future. We do not expect the memorandum of understanding to adversely affect our operations or our ability to execute our growth strategy.
     Following our initial public offering, our non-interest expenses will increase as a result of the financial, accounting, legal and other additional expenses usually associated with operating as a public company. The federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal control over financial reporting. This will require that we increase staffing and implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements. We estimate these additional costs at $200,000 in 2007.
     The costs associated with being a public company will increase our operating costs and in turn may detrimentally affect our efficiency ratio, to the extent we are unable to offset these costs through increased efficiencies in other areas or through the recognition of additional non-interest income. We expect, however, to use a portion of the proceeds of this offering to improve our profitability as we leverage the available capacity of our newer branches, loan production offices and employees. We believe our investments in our branch and office network and centralized technology infrastructure are sufficient to support a larger organization, and therefore believe that overall increases in our expenses should be lower than the corresponding increases in our revenues following the offering.
Key Factors in Evaluating Financial Condition and Results of Operations
     As a bank holding company, we focus on a number of key factors in evaluating our financial condition and results of operations including:
•	Return on Average Equity;

•	Return on Average Assets;

•	Asset Quality;

•	Asset Growth;

•	Capital and Liquidity;

•	Net Interest Margin; and

•	Operating Efficiency.
     Return on Average Equity. Our return to our shareholders is measured in the form of return on average equity, or ROE. Our net income for the year ended December 31, 2006 increased 61.1% to $3.9 million compared to $2.4 million for the year ended December 31, 2005. Net income increased due to the significant increase in loans and fees associated with loan growth. Basic earnings per share, or EPS, increased to $1.35 for the year ended December 31, 2006 compared to $0.91 for the year ended December 31, 2005. Diluted EPS increased to $1.18 for the year ended December 31, 2006 compared to $0.82 for the year ended December 31, 2005. Our increase in net income drove our ROE to 19.6% for the year ended December 31, 2006 compared to 16.6% for the year ended December 31, 2005.
     Return on Average Assets. Our return on average assets, or ROA, for the year ended December 31, 2006 was 1.28% compared to 1.28% for the year ended December 31, 2005. Our ROA remained at approximately the same level despite the significant increase in our net income, due to overall asset growth.
     Asset Quality. For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of nonperforming loans and assets as a percentage of total loans and total assets, and net charge-offs as a percentage of average loans. These measures are key elements in estimating the future earnings of a financial institution. We had $219,000 in non-performing loans as of December 31, 2006 compared to $128,000 at December 31, 2005. Non-performing loans as a percentage of total loans were 0.06% as of December 31, 2006 compared to 0.06% at December 31, 2005. For the year ended December 31, 2006 net charge-offs to average loans were 0.01%, as compared to no net charge-offs for the year ended December 31, 2005. The average net charge-offs to average loans for the three years ended December 31, 2006 was 0.01%

     Asset Growth. Because revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact on increasing net income and EPS. The majority of our assets are loans, and the majority of our liabilities are deposits, and therefore the ability to generate loans and deposits are fundamental to our asset growth. Total assets increased 54.7% during 2006 from $250.0 million as of December 31, 2005 to $386.8 million as of December 31, 2006 and grew from 54.7% to 81.9% annually between December 31, 2005 and December 31, 2006. Total deposits increased 40.5% to $315.0 million as of December 31, 2006 compared to $224.2 million as of December 31, 2005 and grew from 40.5% to 81.4% annually between December 31, 2005 and December 31, 2006. Net loans increased 64.2% to $340.2 million as of December 31, 2006 compared to $207.2 million as of December 31, 2005 and grew from 64.2% to 76.1% annually between December 31, 2005 and December 31, 2006.
     Capital and Liquidity. Maintaining adequate capital levels in light of our rapid growth has been one of our primary areas of focus. Our average equity to average assets has declined from 7.8% for 2005 to 6.5% for 2006. We monitor liquidity levels to ensure we have adequate sources available to fund our loan growth. The key measure we use to monitor liquidity is the net loan to deposit ratio. At December 31, 2006 the net loan to deposit ratio had increased to 108.0%, up from 92.4% at December 31, 2005. Maintaining appropriate liquidity levels is imperative to us in order to continue our strong growth levels.
     Net Interest Margin. Our net interest margin decreased to 5.65% for 2006 compared to 5.90% for 2005.
     Operating Efficiency. Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. Our efficiency ratio (operating expenses divided by net interest income plus non-interest income) decreased to 65.3% for 2006 compared to 67.9% for 2005.
Critical Accounting Policies
     Our accounting policies are integral to understanding our financial results. Our most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.
     Allowance for Loan Losses. The allowance for loan losses represents our best estimate of the probable losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.
     We evaluate our allowance for loan losses monthly. We believe that the allowance for loan losses, or ALLL, is a “critical accounting estimate” because it is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. For a discussion of the allowance and our methodology, see “Financial Condition — Allowance for Loan Losses.”
     We maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading, with a further evaluation of various quantitative and qualitative factors noted above.
     We periodically review the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

     Although we believe the levels of the allowance as of December 31, 2006, 2005 and 2004, were adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.
     Available for Sale Securities. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value. We believe this is a “critical accounting estimate” in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments. Management utilizes the services of a reputable third-party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.
     Income Taxes. We use the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Any estimated tax exposure items identified would be considered in a tax contingency reserve. Changes in any tax contingency reserve would be based on specific developments, events, or transactions.
     Stock Options. Prior to 2006, we elected to follow Accounting Principles Board Option No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for employee stock options using the fair value method, and provided the required pro forma disclosures of SFAS No. 123, or SFAS 123, “Accounting for Stock-Based Compensation.” Under APB 25, because the exercise price of the options equals the estimated market price of the stock on the issuance date, no compensation expense is recorded. As required, on January 1, 2006 we adopted SFAS No. 123R, or SFAS 123R, Share-Based Payment (Revised 2004) which establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods and services, or (ii) incurs liabilities in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized over the service period, which is usually the same as the vesting period, as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant.
     We adopted SFAS 123R using a prospective approach. Under the prospective approach, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Compensation expense, net of estimated forfeitures, for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost calculated in prior periods.
     We have granted nonqualified and qualified stock options under our Stock Option Plan prior to 2006. We did not grant any options in 2006, but intend to grant options in the future. Our stock options for employees include a service condition that relates only to vesting. The stock options generally vest over five years at the rate of 20% per year. Compensation expense is amortized on a straight-line basis over the vesting period of the award.
     The determination of the fair value of stock options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. The methods used to determine these variables are generally similar to the methods used prior to fiscal 2006 for purposes of our pro forma information under SFAS 123. The volatility assumption is based on a combination of the historical volatility of our common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with our historical volatility because of the lack of sufficient relevant history equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options’ vesting terms and remaining contractual life and employees’ expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates on the grant date appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by us.

     As share-based compensation expense under SFAS 123R is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
Recent FDIC Findings of Numerous Violations of Banking Laws and Regulations, Numerous Deficiencies in Internal Controls Related to Regulatory Compliance and Assessment of Penalties
     The FDIC recently found that we had violated banking laws and regulations that the FDIC characterized as “significant violations,” required us to pay $6,000 in fines, and required our board of directors to enter into a memorandum of understanding with the FDIC dated May 2006. These violations included our submitting to the Federal Reserve Board what the FDIC characterized as a “high level of inaccurate data” relative to our loans and for failing to cure these violations despite being repeatedly cited by the FDIC in its examination reports. The violations related to the Bank’s compliance with applicable consumer protection and fair lending laws and regulations, including errors in the collection and reporting of required data with respect to consumer loans under the Home Mortgage Division Act, or HMDA, which were caused by system errors (including errors in the amount of the applicants’ income, application dates, ethnicity, race and other loan data), failures to notify credit card applicants of adverse actions, which the Bank thought were being provided by its third-party credit card processor, miscalculations of finance charges to be disclosed to consumer borrowers under the Truth in Lending Act, and failures to include required disclosures to consumers in the Bank’s advertisements for rates on CDs, as required by the Truth in Savings Act. HMDA imposes on financial institutions reporting obligations relating to home purchase and home improvement loans to consumers originated or purchased, or for which the financial institution receives applications. This loan data is used by regulatory agencies to help determine whether a financial institution is serving the housing needs of the communities it serves, to assist public officials in the distribution of public sector investments where it is needed, and to assist federal bank regulators in identifying possible discriminatory lending patterns. The deficiencies were discovered in the FDIC’s annual review of the Bank’s policies and procedures as of January 31, 2006.
     The FDIC found that our regulatory compliance suffered from weak oversight of the compliance function, lack of adequate compliance procedures, deficient compliance training, insufficient monitoring procedures for all regulations, and a weak audit program.
     The memorandum requires the Bank and our board of directors to:
•	correct all violations found and implement procedures to prevent their recurrence;

•	take action to ensure that the Bank’s compliance officer receives adequate time and resources to perform his duties and effect corrective action on discovering deficiencies and provides monthly reports to the board detailing the actions taken to comply with the memorandum;

•	develop and implement a written compliance program and procedures identifying all regulations and providing bank personnel with information needed to properly complete and report transactions;

•	implement procedures to enhance internal monitoring to ensure compliance with all applicable lending and deposit operations, detect compliance weaknesses and ensure exceptions are corrected;

•	provide for an adequate training program for all Bank personnel, including the board of directors, covering all applicable laws and regulations to be reviewed and updated at least annually;

•	strengthen our audit process to cover all areas of compliance risk as needed for the operations of the Bank with audit results reported to the board’s audit committee and the board and documented in their minutes; and

•	furnish quarterly progress reports to the Regional Director of the FDIC detailing the actions taken to secure compliance with the memorandum until the Regional Director has released the institution, in writing, from submitting further reports.

     We have taken corrective measures outlined in the memorandum and believe we are in substantial compliance with the memorandum.
     Promptly after we became aware of these violations, our management instructed our consumer loan personnel to correct and resubmit all of our 2004 and 2005 HMDA data, and began strengthening our regulatory compliance and training programs. We have made the following managerial and operational changes in order to strengthen our compliance and training programs to help ensure that similar violations do not occur in the future:
•	appointed a chief risk officer to supervise, monitor and plan the compliance process;

•	arranged additional HMDA training and general compliance training throughout 2006;

•	conducted a compliance risk assessment and presented it to our board’s audit committee;

•	expanded training for our internal auditor and compliance officer; and

•	overhauled our regulatory compliance program and procedures and developed a matrix of potential deficiencies continually monitored by the chief risk officer.
     While compliance with the terms of the memorandum resulted in additional HMDA compliance expenses and continued HMDA compliance will result in some additional expense, these expenses did not have a material adverse effect on our financial condition for fiscal 2006, and are not anticipated to have a material adverse effect on our financial condition in future periods.
Results of Operations
     Our results of operations depend primarily on net interest income, which is the difference between interest income and interest expense. Interest income is the earnings we receive on our interest earning assets, such as loans and investments, and interest expense is the expense we incur on our interest bearing liabilities, such as interest bearing deposits and other borrowings. Factors that determine the level of net income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other deposit related fees, and non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense, and other operating expenses.
Financial Overview for the Years Ended December 31, 2006 and 2005

	2006	2005	Increase (Decrease)
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$28,342	$15,693	$12,649
Interest expense	11,785	5,182	6,603

Net interest income	16,557	10,511	6,046
Provision for loan losses	1,523	1,351	172

Net interest income after provision for loan losses	15,034	9,160	5,874
Non-interest income	4,672	5,241	(569)
Non-interest expense	13,854	10,692	3,162

Income before provision for income taxes	5,852	3,709	2,143
Provision for income taxes	1,967	1,297	670

Net income	$3,885	$2,412	$1,473

Earnings per share — basic	$1.35	$0.91	$0.44

Earnings per share — diluted	$1.18	$0.82	$0.36

     Our net income grew by 61.1% to $3.9 million for the year ended December 31, 2006 as compared to $2.4 million for the fiscal year 2005. This was attributable principally to an increase in net interest income of $6.0 million partially offset by a $3.2 million increase in non-interest expense. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans offset by an increase in our cost of funds resulting from a increase in market rates for interest-bearing deposits. Our return on average equity was 19.6% and return on average assets was 1.28% for the year ended December 31, 2006, compared to 16.6% and 1.28%, respectively for fiscal 2005.
     Net Interest Income and Net Interest Margin. The $6.0 million, 57.5% increase in net interest income for the period was due to (i) an increase in interest income of $12.6 million, reflecting the effect of a $114.8 million increase in average interest-earning assets offset by (ii) an increase in interest expense of $6.6 million.
     The average yield on our interest-earning assets was 9.68% for fiscal 2006 compared to 8.81% for 2005, an increase of 0.87%. The increase in the average yield on our interest-earning assets resulted from an increase in market rates, repricing on our adjustable rate loans, and new loans originated with higher interest rates because of the rising interest rate environment.
     The cost of our average interest-bearing liabilities increased to 4.59% for the year ended December 31, 2006 from 3.4% for fiscal 2005. In addition to broad increases in the average rates paid by Westsound Bank on deposit balances, the increase was the result of a change in the mix of deposits toward higher-paying money market accounts and time certificates of deposits, as well as the addition of our junior subordinated debt.
     Our average rate on our interest-bearing deposits increased 1.14% from 3.36% during the year ended December 31, 2005 to 4.50% for the year ended December 31, 2006, reflecting increases in general market rates as well as change in mix of deposits toward higher-paying time deposits. Our average rate on total deposits (including non-interest bearing deposits) increased to 4.08% for the year ended December 31, 2006 from 2.97% for 2005.
     The 25 basis point decrease in our net interest margin, which decreased to 5.65% for the year ended December 31, 2006 from 5.90% for 2005, was due to our higher cost of funding that was somewhat offset by an increase in earning assets yield.
     The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Fiscal Year Ended December 31,
	2006			2005
			Average			Average
			Yield			Yield
	Average		or	Average		or
	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in thousands)
Assets

Interest-earning assets:
Loans(1)(2)(3)	$276,865	$27,634	9.98%	$161,357	$15,088	9.35%
Investment securities — taxable	6,363	265	4.16%	5,003	202	4.04%
Investment securities — non-taxable(3)	1,823	76	4.17%	1,736	62	3.57%
Federal funds sold	5,915	282	4.77%	8,938	295	3.30%
Other investments(4)	1,876	85	4.53%	1,051	46	4.38%

Total interest-earning assets	292,842	28,342	9.68%	178,085	15,693	8.81%

Non-earning assets:
Cash and due from banks	6,272			5,312
Unearned loan fees	(489)			(191)
Allowance for loan losses	(3,257)			(1,712)

	Fiscal Year Ended December 31,
	2006			2005
			Average			Average
			Yield			Yield
	Average		or	Average		or
	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in thousands)
Other assets	8,748			6,217

Total assets	$304,116			$187,711

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Deposits
Interest-bearing demand	$11,682	$71	0.61%	$10,895	$44	0.40%
Money market	114,527	5,157	4.50%	69,722	2,765	3.97%
Savings	3,844	59	1.53%	4,474	44	0.98%
Time certificates of deposit	117,400	5,857	4.99%	63,576	2,145	3.37%

Total interest-bearing deposits	247,453	11,144	4.50%	148,667	4,998	3.36%
Short-term borrowings	1,323	75	5.67%	142	5	3.52%
Junior subordinated debt	8,248	566	6.86%	3,437	179	5.21%

Total interest-bearing liabilities	257,024	11,785	4.59%	152,246	5,182	3.40%
Non-interest-bearing liabilities
Demand deposits	25,736			19,884
Other liabilities	1,526			1,031

Total liabilities	284,286			173,161
Stockholders’ equity	19,830			14,550

Total liabilities and stockholders’ equity	$304,116			$187,711

Net interest income		$16,557			$10,511

Net interest spread(5)			5.09%			5.41%
Net interest margin			5.65%			5.90%

(1)	Includes average non-accrual loans of $50,000 at December 31, 2006 and $39,000 at December 31, 2005.

(2)	Loan fees of $5.4 million and $3.1 million are included in the yield computations for fiscal 2006 and 2005, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(4)	Includes interest-bearing deposits with correspondent banks.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year Ended December 31, 2006
	Compared to Year
	Ended December 31, 2005
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$12,546	$1,017	$10,801	$728
Investment securities — taxable	63	6	55	2
Investment securities — non-taxable	14	10	3	1
Federal funds sold	(13)	131	(100)	(44)
Other investments	39	2	36	1

Total interest income	12,649	1,166	10,795	688

Interest expense:
Interest-bearing demand	27	22	3	2
Money market	2,392	374	1,777	241
Savings	15	25	(6)	(4)
Time certificates of deposit	3,712	1,027	1,816	869
Short-term borrowings	70	3	42	25
Junior subordinated debt	387	57	251	79

Total interest expense	6,603	1,508	3,883	1,212

Net interest income	$6,046	$(342)	$6,912	$(524)

     Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
     The provision for loan losses for fiscal 2006 was $1.5 million compared to $1.4 million for 2005. We experienced $23,000 of net loan charge-offs in 2006 compared to no net loan charge-offs in 2005. The provision increased primarily due to the significant increase in loans. Total net loans increased by $133.0 million for 2006 and $89.5 million for 2005.
     Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended December 31,
	2006	2005	Increase (Decrease)
	(In thousands)
Service charges and other income	$1,189	$840	$349
Loan brokerage and referral fees	1,574	1,799	(225)
Net gain/(loss) on sale of loans	1,909	2,584	(675)
Net gain/(loss) on sale of securities	0	18	(18)

Total non-interest income	$4,672	$5,241	$(569)

     The $569,000 or 10.9% decrease in total non-interest income during the year ended December 31, 2006 was primarily influenced by the decrease in gains on sale of loans.
     Non-Interest Expense. The following tables present, for the periods indicated, the major categories of non-interest expense, which represent a re-classification of certain categories as presented in our consolidated financial statements and related notes appearing elsewhere in this report:

	Year Ended December 31,
	2006	2005	Increase (Decrease)
	(In thousands)
Salaries, wages and employee benefits	$9,258	$7,265	$1,993
Occupancy, equipment and depreciation	1,462	1,115	347
Data and item processing	512	363	149
Advertising expense	215	183	32
Printing, stationery and supplies	219	213	6
Telephone expense	111	78	33
Postage and courier	132	109	23
Legal fees	45	28	17
Director fees	303	233	70
Foreclosed assets, net	0	2	(2)
Business & occupation taxes	274	188	86
Other	1,323	915	408

Total non-interest expense	$13,854	$10,692	$3,162

     The $3.2 million or 29.6% increase in non-interest expense for the year ended December 31, 2006 is primarily attributable to the salary, occupancy and other costs associated with our new offices.
     Provision for Income Taxes. We recorded tax provisions of $2.0 million for 2006 compared to $1.3 million for the prior year. Our effective tax rate was approximately 33.6% for 2006 and 35.0% for 2005. Any difference from the expected rate in either periods was largely due to the non-taxable nature of income from municipal securities.
Financial Overview for the Years Ended December 31, 2005 and 2004
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	Years Ended December 31,
	2005	2004	Increase (Decrease)
	(Dollars in thousands,
	except per share data)
Consolidated Statement of Earnings Data:
Interest income	$15,693	$7,943	$7,750
Interest expense	5,182	1,705	3,477

Net interest income	10,511	6,238	4,273
Provision for loan losses	1,351	654	697

Net interest income after provision for loan losses	9,160	5,584	3,576
Non-interest income	5,241	2,806	2,435
Non-interest expense	10,692	6,370	4,322

Income before provision for income taxes	3,709	2,020	1,689
Provision for income taxes	1,297	680	617

Net income	$2,412	$1,340	$1,072

Earnings per share — basic	$0.91	$0.59	$0.32

Earnings per share — diluted	$0.82	$0.55	$0.27

     Our net income grew by 80.0% to $2.4 million for the year ended December 31, 2005, as compared to $1.3 million for the year ended December 31, 2004. The increase in net income was attributable principally to increases in net interest income and non-interest income of $4.3 million and $2.4 million, respectively, partially offset by an increase of $4.3 million in non-interest expense. Our return on average equity was 16.6% and return on average assets was 1.28% for the year ended December 31, 2005, compared to 13.6% and 1.37%, respectively for the year ended December 31, 2004.
     Net Interest Income and Net Interest Margin. The $4.3 million, 68.5% increase in our net interest income for the year ended December 31, 2005 was primarily due to an increase in interest income of $7.8 million, offset by an increase of $3.5 million in interest expense. Average interest-earning assets increased to $178.1 million during 2005 as compared to $92.2 million during 2004, reflecting our continuing growth trend. Total interest expense increased as a result of ongoing increases in interest rates throughout the financial marketplace over the course of the year.
     The average yield on our interest-earning assets was 8.81% in 2005 compared to 8.61% in 2004, an increase of 0.20%. The increase in the average yield on our interest-earning assets resulted from both a general increase in interest rate levels and increase in loan fees.
     The cost of our average interest-bearing liabilities increased to 3.40% in 2005 from 2.27% in 2004. This increase was due to the general increase in interest rate levels and a change in the mix of deposits toward higher-paying money market accounts and time certificates of deposit.
     The 87 basis point decrease in our net interest margin, which decreased to 5.90% for the year ended December 31, 2005 from 6.77% for the year ended December 31, 2004, was due primarily to our higher cost of funding offsetting the increase in earning assets yield.
     The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Year Ended December 31, 2005			Year Ended December 31, 2004
			Average			Average
			Yield			Yield
	Average		or	Average		or
	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans(1)(2)(3)	$161,357	$15,088	9.35%	$82,118	$7,725	9.41%
Investment securities — taxable	5,003	202	4.04%	3,928	114	2.90%
Investment securities — non-taxable(3)	1,736	62	3.57%	1,297	45	3.47%
Federal funds sold	8,938	295	3.30%	4,664	56	1.20%
Other investments(4)	1,051	46	4.37%	203	3	1.48%

Total interest-earning assets	178,085	15,693	8.81%	92,210	7,943	8.61%
Non-earning assets:
Cash and due from banks	5,312			3,190
Unearned loan fees	(191)			(109)
Allowance for loan losses	(1,712)			(778)
Other assets	6,217			3,062

Total assets	$187,111			$97,572

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Deposits
Interest-bearing demand	$10,895	$44	0.40%	$6,196	$23	0.37%
Money market	69,722	2,765	3.97%	23,469	485	2.07%
Savings	4,474	44	0.98%	3,841	30	0.78%
Time certificates of deposit	63,576	2,145	3.37%	41,748	1,167	2.80%

Total interest-bearing deposits	148,667	4,998	3.36%	75,254	1,705	2.27%
Short-term borrowings	142	5	3.52%	9	0	0.00%
Junior subordinated debt	3,437	179	5.21%	0	0	0.00%

Total interest-bearing liabilities	152,246	5,182	3.40%	75,263	1,705	2.27%
Non-interest-bearing liabilities

	Year Ended December 31, 2005			Year Ended December 31, 2004
			Average			Average
			Yield			Yield
	Average		or	Average		or
	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in thousands)
Demand deposits	19,884			12,088
Other liabilities	1,031			369

Total liabilities	173,161			87,720
Stockholders’ equity	14,550			9,852

Total liabilities and stockholders’ equity	$187,711			$97,572

Net interest income		$10,511			$6,238

Net interest spread(5)			5.41%			6.34%
Net interest margin			5.90%			6.77%

(1)	Includes average non-accrual loans of $39,000 in 2005 and $1,000 in 2004.

(2)	Loan fees of $3.1 million and $2.0 million are included in the yield computations for 2005 and 2004, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(4)	Includes interest-bearing deposits with correspondent banks.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
     The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year Ended December 31, 2005
	Compared to Year Ended December 31, 2004
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$7,363	$(46)	$7,454	$(45)
Investment securities — taxable	88	45	31	12
Investment securities — non-taxable	17	1	15	1
Federal funds sold	239	98	51	90
Other investments	43	6	13	24

Total interest income	7,750	105	7,564	81
Interest expense:
Interest-bearing demand	21	2	17	2
Money market	2,280	446	956	878
Savings	14	8	5	1
Time certificates of deposit	978	242	610	126
Short-term borrowings	5	0	0	5
Junior subordinated debt	179	0	0	179

Total interest expense	3,477	698	1,588	1,191

Net interest income	$4,273	$(593)	$5,976	$(1,110)

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2005 was $1.4 million compared to $654,000 in the year ended December 31, 2004. We experienced no net loan charge-offs in 2005 compared to net loan charge-offs of $21,000 for 2004. The amount in the provision for loan losses each year relates primarily to the significant growth in loans. Total net loans increased by $89.5 million in 2005 and $59.4 million in 2004. Non-performing loans to total loans decreased slightly from 0.09% at December 31, 2004 to 0.06% as of December 31, 2005.
     Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Years Ended
	December 31,
	2005	2004	Increase (Decrease)
	(In thousands)
Service charges and other income	$858	$444	$414
Loan brokerage and referral fees	1,799	1,505	294
Net gain/(loss) on sale of loans	2,584	857	1,727

Total non-interest income	$5,241	$2,806	$2,435

     The $2.4 million, or 86.8% increase in total non-interest income was primarily due to net gains on mortgage loans sold.
     Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Years Ended December 31,
	2005	2004	Increase (Decrease)
	(In thousands)
Salaries, wages and employee benefits	$7,265	$4,097	$3,168
Occupancy, equipment and depreciation	1,115	783	332
Data and item processing	363	256	107
Advertising expense	183	136	47
Printing, stationary and supplies	213	132	81
Telephone expense	78	54	24
Postage and courier	109	80	29
Legal fees	28	34	(6)
Director fees	233	122	111
Foreclosed assets, net	2	4	(2)
Business & occupation taxes	188	130	58
Other	915	542	373

Total non-interest expense	$10,692	$6,370	$4,322

     The $4.3 million, or 67.8% increase in total non-interest expense was principally the result of increases in salary, occupancy and other costs associated with our new residential mortgage activities.
     Provision for Income Taxes. We recorded tax provisions of $1.3 million in 2005 and $680,000 in 2004. Our effective tax rates were 35.0% and 33.7% for 2005 and 2004, respectively, as compared to the expected effective tax rate of 34.0%. Any difference from the expected rate in either years was largely due to the non-taxable nature of income from municipal securities.
Financial Condition
     Our total assets at December 31, 2006, December 31, 2005 and December 31, 2004 were $386.8 million, $250.0 million and $137.4 million, respectively. Our average earning assets for the year ended December 31, 2006, and the fiscal years ended December 31, 2005 and December 31, 2004 were $292.8 million, $178.1 million and $92.2 million, respectively. Total deposits at December 31, 2006, December 31, 2005 and December 31, 2004 were $315.0 million, $224.2 million and $123.6 million, respectively.

Loans
     Our net loans at December 31, 2006, December 31, 2005 and December 31, 2004 were $340.2 million, $207.2 million, and $117.6 million, respectively, an annual increase of 64.2%, 76.2%, and 102.0% over the prior period, respectively. Net loans include loans held for sale. Our overall steady growth in loans from 2002 to December 31, 2006 is consistent with our historical focus and strategy to grow our loan portfolio. Since December 31, 2002, construction and development loans experienced the highest growth within our portfolio, growing from $11.4 million to $194.7 million at December 31, 2006, followed by commercial real estate loans which grew from $12.0 million at December 31, 2002 to $67.2 million at December 31, 2006. While we will continue to focus on our strong real estate lending portfolio, we intend to diversify the portfolio in future periods. See “Business — Our Strategy.”
     The following table shows the amounts of loans (including loans held for sale) outstanding at the end of each of the periods indicated.

	December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Real estate loans:
Construction	$194,709	$103,772	$41,211	$15,592	$11,408
Commercial real estate	67,224	46,947	36,191	13,987	11,986
Residential real estate	63,942	43,689	24,659	13,162	11,082
Commercial & industrial loans	15,629	13,123	14,549	14,117	4,568
Consumer loans	3,235	2,484	2,202	1,942	1,076

Gross loans	344,739	210,015	118,812	58,800	40,120
Allowance for loan losses	3,972	2,520	1,189	578	351
Deferred loan fees, net	559	323	0	0	0

Net loans	$340,208	$207,172	$117,623	$58,222	$39,769

     The following tables show the amounts of loans outstanding as of December 31, 2006, and December 31, 2005, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. In the table below, loans are classified as real estate- related if they are collateralized by real estate. The table also presents, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans.
     As of December 31, 2006:

	Maturity				Rate Structure for
	One	One			Loans Maturing Over
	Year	through	Over		One Year
	or	Five	Five		Fixed	Floating
	Less	Years	Years	Total	Rate	Rate
			(In thousands)
Real estate loans:
Construction & land development	$167,072	$19,077	$8,560	$194,709	$14,797	$12,840
Commercial real estate	2,473	9,469	55,282	67,224	11,658	53,093
Residential real estate	26,771	10,834	26,337	63,942	20,215	16,956
Commercial & industrial loans	7,431	4,095	4,103	15,629	4,486	3,712
Consumer & other loans	415	2,602	218	3,235	1,767	1,053

Total	$204,162	$46,077	$94,500	$344,739	$52,923	$87,654

     As of December 31, 2005:

	Maturity				Rate Structure for
	One	One			Loans Maturing Over
	Year	through	Over		One Year
	or	Five	Five		Fixed	Floating
	Less	Years	Years	Total	Rate	Rate
	(In thousands)
Real estate loans:
Construction & land development	$87,969	$11,972	$3,831	$103,772	$6,811	$8,992
Commercial real estate	1,652	5,570	39,725	46,947	5,465	39,830
Residential real estate	14,586	11,090	18,013	43,689	16,668	12,435
Commercial & industrial loans	4,258	5,201	3,664	13,123	4,036	4,829
Consumer & other loans	447	1,984	53	2,484	2,036	1

Total	$108,912	$35,817	$65,286	$210,015	$35,016	$66,087

     Concentrations. As of December 31, 2006, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate-related loans comprised 94.5% of total loans, of which approximately 59.8%, 20.6% and 19.6% were construction and land development, commercial real estate and residential real estate, respectively.
     Additionally, as of December 31, 2006, in management’s judgment, a concentration of loans existed in interest-only loans, primarily construction and development loans secured by real estate. At that date, interest-only loans comprised 61.5% of total loans, of which approximately 79.6% were construction and land development, 11.7% were residential, 6.4% were commercial real estate, 2.2% were commercial and industrial, and 0.1% were consumer.
     Our interest-only loans are secured by real estate or in the case of commercial and industrial loans, may also be secured by other business assets, such as accounts receivable, equipment and inventory. These loans generally mature within 6 to 30 months depending on the estimated completion date of the project in the case of construction, land development, residential and commercial real estate loans. Commercial and industrial loans normally mature within 12 months. Interest-only loans bear interest at a variable or fixed rate, with accrued interest payable monthly or in the case of our construction, land development, commercial and residential mortgage loans, interest may, at borrower’s option be accrued and paid upon completion of the project. We monitor our interest-only loans for collectibility through our credit underwriting policies and procedures which are described below under “Business — Our Business Activities — Lending,” by taking prompt action if any required payments are not made, and by requiring our lending staff to monitor and provide progress reports to senior management periodically with respect to the percentage of completion of the project, borrower’s project costs to date and any variance from the budget established for the project, and the performance by borrower of all other financial and other loan covenants. As of December 31, 2006, we did not have any option ARMs or negative amortizing loans.
     The following table shows the amounts of our interest-only loans in each loan category at the end of the periods indicated.

	December 31,	December 31,
	2006	2005
	(In thousands)
Real estate loans:
Construction & land development loans
Interest only	$168,804	$84,679
Principal and interest	27,582	19,093
Commercial real estate loans
Interest only	13,669	17,329
Principal and interest	67,081	29,618

	December 31,	December 31,
	2006	2005
	(In thousands)
Residential real estate loans
Interest only	24,762	15,034
Principal and interest	23,918	28,655
Commercial & industrial loans
Interest only	4,623	2,592
Principal and interest	12,114	10,531
Consumer and other loans
Interest only	258	312
Principal and interest	1,928	2,172

Total	$344,739	$210,015
     A substantial decline in the performance of the economy, in general, or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows. Interest-only loans also carry greater risk than principal and interest loans do, to the extent that no principal is paid prior to maturity, particularly during a period of rising interest rates and declining real estate values.
     Non-Performing Assets. Generally, loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. The following table summarizes the loans for which the accrual of interest has been discontinued and loans more than 90 days past due and still accruing interest, including those loans that have been restructured, and other real estate owned, which we refer to as OREO:

	December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Non-accrual loans, not restructured	$219	$128	$100	$—	$110
Accruing loans past due 90 days or more	—	—	—	—	—
Restructured loans	—	—	—	—	—

Total non-performing loans (NPLs)	219	128	$100	—	110
OREO	—	—	30	30	30

Total non-performing assets (NPAs)	$219	$128	$130	$30	$140

Selected ratios
NPLs to total loans	0.06%	0.06%	0.09%	0.00%	0.27%
NPAs to total assets	0.06%	0.05%	0.09%	0.04%	0.27%
     OREO Properties. At December 31, 2006, we had no OREO property.
     All OREO properties are recorded by us at amounts which are equal to or less than the fair market value of the properties based on current independent appraisals reduced by estimated selling costs.
     Impaired Loans. ”Impaired loans” are loans for which it is probable that we will not be able to collect all amounts due according to the original contractual terms of the loan agreement. The category of “impaired loans” is not coextensive with the category of “non-accrual loans”, although the two categories overlap. Non-accrual loans include impaired loans, which are not reviewed on a collective basis for impairment, and are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if it is probable that we will collect all amounts due in accordance with the original contractual terms of the loan or the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan.
     In determining whether or not a loan is impaired, we apply our normal loan review procedures on a case-by-case basis taking into consideration the circumstances surrounding the loan and borrower, including the collateral value, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to the principal and interest owed and the length of the delay. We measure impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent, less estimated selling costs. Loans for which an insignificant shortfall in amount of payments is anticipated, but where we expect to collect all amounts due, are not considered impaired.
     As a separate categorization, any troubled debt restructurings are defined as loans that we have agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments.
     We had no material impaired loans at December 31, 2006, and no impaired loans at December 31, 2005 or December 31, 2004.
     At December 31, 2006, we had no loans not disclosed above as non-accrual loans, as to which we had serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in disclosure of these loans as non-accrual loans.
Allowance for Loan Losses
     We must maintain an adequate allowance for loan losses, or ALLL, based on a comprehensive methodology that assesses the probable losses inherent in the loan portfolio. We maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading with a further evaluation of various quantitative and qualitative factors noted above.
     We periodically review the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above. The methodology is presented to and approved by the board of directors.
     Specific Allocations. All classified loans are carefully evaluated for loss portions or potential loss exposure. The evaluation occurs at the time the loan is classified and on a regular basis thereafter (at least quarterly). This evaluation is documented in a problem asset status report relating to a specific loan or relationship. Specific allocation of reserves considers the value of the collateral, the financial condition of the borrower, and industry and current economic trends. We review the collateral value, cash flow, and tertiary support on each classified credit. Any deficiency outlined by a real estate collateral evaluation liquidation analysis, or cash flow shortfall is accounted for through a specific allocation reserve calculation for the loan.
     General Allowances. We perform a portfolio segmentation based on risk grading. Credits are rated into seven different categories (Grades 1-7), with a percentage of the portfolio, based on grade, allocated to the allowance. The loss factors for each risk grade are determined by management based on management’s overall assessment of the overall credit quality at month end taking into account various quantitative and qualitative factors such as trends of past due and non-accrual loans, asset classifications, loan grades, collateral value, historical loss experience and economic conditions. The first three grades are considered satisfactory. The other four grades range from a “Watch/Pass” category to a “Loss” category. For a discussion of these four grades, see “Business — Credit Policies”.

     The following table sets forth the activity in our allowance for loan losses for the periods indicated:

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$2,520	$1,189	$578	$351	$290
Loans charged off Real estate loans:
Construction	—	—	—	—	22
Commercial real estate	—	—	—	—	—
Residential real estate	—	—	—	20	—
Commercial & industrial loans	21	—	—	—	87
Consumer loans	4	1	22	—	5

Total	25	1	22	20	114
Recoveries:
Real estate loans:
Construction	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential real estate	—	—	—	13	—
Commercial & industrial loans	2	1	—	12	30
Consumer loans	—	—	1	—	7

Total	2	1	1	25	37
Net loan charge-off (recovery)	23	—	21	(5)	77
Reclassification of unfunded credit commitments to other liabilities	(48)	(20)	(22)	(8)	—
Provision for loan losses	1,523	1,351	654	230	138

Ending balance	$3,972	$2,520	$1,189	$578	$351

Loans	$344,739	$210,015	$118,812	$58,800	$40,120
Average loans	276,378	161,357	82,118	47,535	38,953
Non-performing loans	219	128	100	—	110
Selected ratios:
Net charge-offs to average loans	0.01%	0.00%	0.03%	(0.01)%	0.20%
Provision for loan losses to average loans	0.55%	0.84%	0.80%	0.48%	0.35%
Allowance for loan losses to loans outstanding at end of period	1.15%	1.20%	1.00%	0.98%	0.87%
Allowance for loan losses to non-performing loans	1813.7%	1968.8%	1189.0%	N/A	319.1%
     Our construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. We also finance contractors on a speculative basis. Construction loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower’s ability to generate cash to service the loan (by selling or leasing the project), and the value of the collateral depends on project completion when market conditions may have changed. For these reasons, a higher allocation is justified in this loan category.
     Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some industrial properties. Loans on properties are generally underwritten at a loan to value ratio of less than 80% with a minimum debt coverage ratio of 1.2 times. Our grading system allows our loan portfolio, including real estate, to be ranked across four “pass” risk grades. Generally, the real estate loan portfolio is risk rated “4 — Acceptable Risk.” The risk rated reserve factor increases with each grade increase, and the general real estate portfolio grade of “4” is more reflective of the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk. Accordingly, a greater allowance allocation is provided on commercial real estate loans.
     We allocate our allowance for loan losses by assigning general percentages to our major loan categories (construction, commercial real estate, residential real estate, C&I and consumer), assigning specific percentages to each category of loans rated from 4 through 7 in accordance with the guidelines established by the regulatory agencies, and making specific allocations when factors are present requiring a greater reserve than would be required using the assigned risk rating allocation, which is typically based on a review of appraisals or other collateral analysis. The following table indicates management’s allocation of the allowance and the percent of loans in each category to total loans as of each of the following dates:

	December 31,
	2006		2005		2004		2003		2002
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
		Loans		Loans		Loans		Loans		Loans
		in		in		in		in		in
		Each		Each		Each		Each		Each
	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category
	of	to	of	to	of	to	of	to	of	to
	the	Total	the	Total	the	Total	the	Total	the	Total
	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans
					(Dollars in thousands)
Real estate loans:
Construction	$1,460	56.5%	$778	49.3%	$310	34.7%	$117	26.5%	$86	28.4%
Commercial real estate	504	19.5%	351	22.4%	271	30.5%	105	23.8%	90	29.9%
Residential real estate	160	18.5%	109	20.8%	62	20.8%	33	22.4%	28	27.6%
Commercial & industrial loans	117	4.5%	99	6.3%	109	12.2%	106	24.0%	34	11.4%
Consumer loans	32	0.9%	26	1.2%	23	1.8%	19	3.3%	11	2.7%

Direct and Unallocated	1,698		1,158		414		198		102

Total	$3,972	100.0%	$2,520	100.0%	$1,189	100.0%	$578	100.0%	$351	100.0%

     Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic and business conditions and credit quality trends, we have established an unallocated portion of the allowance for loan losses based on our evaluation of these risks. The unallocated portion of our allowance is determined based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, types of collateral securing our loans, the experience level of our lending officers and staff, the quality of our credit risk management and the results of independent third party reviews of our classification of credits. The unallocated portion of our allowance has increased in recent years primarily as a result of our loan growth and because a relatively high percentage of our loans are unseasoned. At December 31, 2006, 88.2% of our total loan portfolio consisted of loans booked in the last two years, including loan renewals. We have also increased the unallocated portion of the allowance, and thereby our overall allowance for loan losses over the past two years because of our concentration of real estate-related loans and the potential softening of the housing market. As of December 31, 2006, the unallocated portion of the allowance for loan losses was $1,625, or 40.9% of the total allowance, compared with $1,112, or 44.1% of the total allowance as of December 31, 2005, and $369, or 31.0% of the total allowance as of December 31, 2004.
Investments
     The carrying value of our investment securities totaled $8.2 million at December 31, 2006 and December 31, 2005 and $4.6 million at December 31, 2004. Our portfolio of investment securities during 2006, 2005 and 2004 consisted primarily of federal and state government securities.
     The carrying value of our portfolio of investment securities at December 31, 2006, 2005 and 2004 was as follows:

	Carrying Value at December 31,
	2006	2005	2004
	(In thousands)
U.S. government agencies	$6,382	$6,327	$3,091
Obligations of states and political subdivisions	1,812	1,825	1,310
Mortgage-backed securities	50	83	157
Other securities	—	—	—

Total investment securities	$8,244	$8,235	$4,558

     The following tables show the maturities of investment securities at December 31, 2006 and December 31, 2005, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

	December 31, 2006
			After One Year but		After Five Years but
	Within One Year		within Five Years		within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. government agencies	$2,298	4.59%	$3,093	4.55%	$991	6.66%	$—	—
Obligations of states and political subdivisions	—	—	246	3.80%	809	4.09%	757	4.35%
Mortgage-backed securities	6	4.64%	44	4.64%	—	—	—	—

Other securities	—	—	—	—	—	—	—	—

Total available-for-sale	$2,304	4.59%	$3,383	4.50%	$1,800	5.56%	$757	4.35%

	December 31, 2005
			After One Year but		After Five Years but
	Within One Year		within Five Years		within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. government agencies	$—	—	$5,344	4.27%	$983	6.26%	$—	—
Obligations of states and political subdivisions	—	—	248	3.80%	399	4.25%	1,178	4.21
Mortgage-backed securities	40	4.59%	43	4.31%	—	—	—	—

Total available for sale	$40	4.59%	$5,635	4.25%	$1,382	5.70%	$1,178	4.21%

Deposits
     Total deposits were $315.0 million at December 31, 2006 compared to $224.2 million at December 31, 2005 and $123.6 million at December 31, 2004. The increase in total deposits since December 31, 2004 is attributed primarily to our current market growth and entering into new markets. Non-interest-bearing demand deposits increased to $26.9 million, or 8.5% of total deposits, at December 31, 2006, from $21.8 million, or 9.8% of total deposits, at December 31, 2005, and from $14.7 million, or 11.9% of total deposits, at December 31, 2004. Interest-bearing deposits are comprised of money market accounts, regular savings accounts, time deposits of under $100,000 and time deposits of $100,000 or more.
     The following table shows the average amount and average rate paid on the categories of deposits for each of the periods indicated:

	Years Ended December 31,
	2006		2005		2004
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in Thousands)
Interest-bearing demand	$11,682	0.61%	$10,895	0.40%	$6,196	0.37%
Money market	114,527	4.50%	69,722	3.97%	23,469	2.07%
Savings	3,844	1.53%	4,474	0.98%	3,841	0.78%
Time certificates of deposit	117,400	4.99%	63,576	3.37%	41,748	2.80%
Non-interest bearing deposits	25,736	0.00%	19,884	0.00%	12,088	0.00%

Total	$273,189	4.08%	$168,551	2.97%	$87,342	1.95%

     Additionally, the following table shows the maturities of CDs of $100,000 or more at December 31, 2006:

December 31,
2006
(In thousands)
Due in three months or less	$10,993
Due in over three months through six months	1,739
Due in over six months through twelve months	16,583
Due in over twelve months	50,002

Total	$79,317

     Deposits are gathered from individuals, partnerships and corporations in our market areas. Our policy also permits the acceptance of brokered deposits. The interest rates paid are competitively priced for each particular deposit product and structured to meet our funding requirements. We will continue to manage interest expense through deposit pricing. The increase in interest rates paid since 2003 is reflective of the Federal Reserve increasing the Federal Funds rate beginning in 2004.
Shareholders’ Equity
     Initial Public Offering. We priced our initial public offering of 2,300,000 shares of our common stock at $16.50 per share. We received net proceeds of approximately $40.2 million from our sale of shares after deducting sales commissions and expenses. The underwriter of the Company’s initial public offering exercised and completed its option to purchase an additional 345,000 shares of common stock to cover over-allotments effective Tuesday, December 19, 2006.
     December 31, 2006 Overview. As of December 31, 2006, our shareholders’ equity totaled $61.7 million, and our equity to asset ratio was 15.9%, compared to 6.4% as of December 31, 2005. This increase is attributed to the $40.2 million net proceeds of our initial public offering completed December 19, 2006.
     2005 Overview. As of December 31, 2005, our shareholders’ equity totaled $16.0 million, and our equity to asset ratio was 6.4%, compared to 9.4% as of December 31, 2004. This decease is primarily the result of our asset growth.

     Stock Split. In August 2006, we completed a 6.1429-to-1 stock split effected in the form of a stock dividend. This resulted in issuing 5.1429 additional shares of stock to the common shareholders for each share previously held. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the $2,301,842 transfer of the par value of these additional shares from capital surplus. All share and per share amounts have been restated to reflect the retroactive effect of the stock split, except for our capitalization.
Capital Resources
     Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain a minimum ratio of “core” or “Tier I” capital (consisting principally of common equity) to risk-weighted assets of at least 4%, a ratio of Tier I capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier I capital plus certain forms of subordinated debt, a portion of the allowance for loan losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

	Regulatory Requirements
	(Greater than or equal to stated percentage)		Actual at December 31, 2006
				WSB Financial
	Adequately Capitalized	Well Capitalized	Westsound Bank	Group, Inc.
Tier 1 leverage capital ratio	4.0%	5.0%	19.4%	19.8%
Tier 1 risk-based capital	4.0%	6.0%	19.7%	20.2%
Total risk-based capital	8.0%	10.0%	20.9%	21.4%

	Regulatory Requirements
	(Greater than or equal to stated percentage)		Actual at December 31, 2005
				WSB Financial
	Adequately Capitalized	Well Capitalized	Westsound Bank	Group, Inc.
Tier 1 leverage capital ratio	4.0%	5.0%	10.4%	9.3%
Tier 1 risk-based capital	4.0%	6.0%	11.3%	10.2%
Total risk-based capital	8.0%	10.0%	12.5%	12.8%
     We were well capitalized at both the bank and holding company at December 31, 2006 and December 31, 2005 for federal regulatory purposes.
     In order to manage our capital position more efficiently, we formed WSB Financial Group Trust I, a Delaware statutory trust formed with capital of $248,000, for the sole purpose of issuing trust preferred securities. During the third quarter of 2005, WSB Financial Group Trust I issued 8,000 Capital Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $8.0 million. The entire proceeds of the issuance were invested by WSB Financial Group Trust I in $8.248 million of Junior Subordinated Deferrable Interest Debentures, or the subordinated debentures, issued by us, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of WSB Financial Group Trust I. The subordinated debentures mature on September 15, 2035, and bear an interest rate at December 31, 2006 of 7.09% (based on 3-month LIBOR plus 1.73%), with repricing occurring and interest payments due quarterly. We injected $7.9 million of the net proceeds from the sale of the subordinated debentures into Westsound Bank and retained the remaining proceeds for the needs of WSB Financial Group, Inc.
     The subordinated debentures are redeemable by us, subject to our receipt of prior approval from the Federal Reserve Bank of San Francisco, on any March 15, June 15, September 15 or December 15 on or after September 15, 2010.
     The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture occurring prior to September 15, 2010. The trust preferred securities are subject to mandatory redemption to the extent of any early redemption of the subordinated debentures and upon maturity of the subordinated debentures on September 15, 2035.

     Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2006 of 7.09%. For each successive period beginning on March 15 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 1.73%. WSB Financial Group Trust I has the option to defer payment of the distributions for a period of up to five years, as long as we are not in default on the payment of interest on the subordinated debentures. We have guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, our investment in the trust is accounted for under the equity method and is included in other assets on the accompanying consolidated balance sheet. The subordinated debentures issued and guaranteed by us and held by the trust are reflected on our consolidated balance sheet in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification may be subject to future change.
Contractual Obligations
     The following table sets forth our significant contractual obligations at December 31, 2006:

		Payments Due by Period
		Less
		Than			After
		1	1-3	3-5	5
Contractual Obligations	Total	Year	Years	Years	Years
			(In Thousands)
Junior subordinated deferrable interest debentures	$8,248	$—	$—	$—	$8,248
Time certificates of deposit	171,672	76,613	84,099	10,960	—
Operating lease obligations	1,475	369	963	143	—

Total	$181,395	$76,982	$85,062	$11,103	$8,248

     The following table sets forth our other significant commitments at December 31, 2006:

		Amount of Commitment Expiration Per
		Period
		Less
	Total	Than			After
	Amounts	1	1-3	3-5	5
Other Commitments	Committed	Year	Years	Years	Years
	(In Thousands)
Commitments to extend credit	$108,309	$89,543	$18,766	$—	$—
Credit cards	2,212	—	2,212	—	—
Standby letters of credit	386	386	—	—	—

Total	$110,907	$89,929	$20,978	$—	$—

Liquidity
     The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of its operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. We have borrowing lines at correspondent banks totaling $15.0 million. In addition, our current borrowing line with the FHLB, totaling $30.6 million as of December 31, 2006, is available under a blanket pledge agreement. As of December 31, 2006 we had $7.0 million in securities available to be sold or pledged to the FHLB.
     We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60 to 90 days. At December 31, 2006, we had approximately $45.4 million in liquid assets comprised of $26.2 million in cash and cash equivalents (including fed funds sold of $17.2 million), $8.2 million in available-for-sale securities and $11.0 million in loans held for sale.
     On a long term basis, our liquidity will be met by changing the relative distribution of its asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, it will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from our correspondent banks as well as Federal Home Loan Bank. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises. Another attractive source of liquidity if necessary to fund our future growth, could be the issuance of additional trust preferred securities.
     Our liquidity is comprised of three primary classifications: cash flows from or used in operating activities; cash flows from or used in investing activities; and cash flows provided by or used in financing activities.
     Net cash provided by or used in operating activities has consisted primarily of net income adjusted for certain non-cash income and expense items such as the loan loss provision, investment and other amortization and depreciation.
     Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Increases in net loans for the year ended December 31, 2006, and the years ended December 31, 2005 and 2004, were $133.0 million, $89.5 million, and $59.4 million, respectively. Investment securities were $8.2 million at December 31, 2006 and December 31, 2005. At December 31, 2006 we had outstanding loan commitments of $110.6 million and outstanding letters of credit of $386,000. We anticipate that we will have sufficient funds available to meet current loan commitments.
     Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the year ended December 31, 2006, and the years ended December 31, 2005 and 2004, deposits increased by $90.9 million, $100.6 million and $55.6 million, respectively. During the year ended December 31, 2005, proceeds from the issuance of cumulative trust preferred securities provided an additional $8.0 million cash.
Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes. We manage our interest rate sensitivity by matching the re-pricing opportunities on our earning assets to those on our funding liabilities.
     Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of our securities, are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.
     Interest rate risk is addressed by our Asset Liability Management Committee, or the ALCO, which is comprised of the chief executive officer, chief financial officer and chief risk officer. The ALCO monitors interest rate risk by analyzing the potential impact on the net portfolio of equity value and net interest income from potential changes in interest rates, and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages our balance sheet in part to maintain the potential impact on net portfolio value and net interest income within acceptable ranges despite changes in interest rates.
     Our exposure to interest rate risk is reviewed on at least a quarterly basis by the ALCO and our Board of Directors. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value in the event of hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by our Board of Directors, the Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.
     Market Value of Portfolio Equity. We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as market value of portfolio equity, using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates of 100 and 200 basis points.
     At December 31, 2006, our market value of portfolio equity exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows our projected change in market value of portfolio equity for this set of rate shocks as of December 31, 2006.
Market Value of Portfolio Equity

				Percentage of
		Percentage Change	Percentage of	Portfolio Equity
Interest Rate Scenario	Market Value	from Base	Total Assets	Book Value
	(Dollars in thousands)
Up 200 basis points	$54,757	(8.5)%	14.2%	89.18%
Up 100 basis points	57,269	(4.3)%	14.8%	93.27%
BASE	59,873	—	15.5%	97.51%
Down 100 basis points	62,665	4.7%	16.2%	102.06%
Down 200 basis points	65,987	10.2%	17.1%	107.47%
     The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from the underlying assumptions.
     Net Interest Income Simulation. In order to measure interest rate risk at December 31, 2006, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income forecast using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and to the same extent as the change in market rates according to their contracted index. Some loans and investment vehicles include the opportunity of prepayment (embedded options), and accordingly the simulation model uses national indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.
     This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet grows modestly, but that its structure will remain similar to the structure at year-end. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.
     Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.
     For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. At December 31, 2006, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.
Sensitivity of Net Interest Income

				Net Interest
				Margin Change
	Adjusted Net	Percentage Change	Net Interest	(in basis
Interest Rate Scenario	Interest Income(1)	from Base	Margin Percent(1)	points)
	(Dollars in thousands)
Up 200 basis points	$15,635	5.9%	4.18%	23
Up 100 basis points	15,175	2.8%	4.06%	11
BASE	14,760	—	3.95%	—
Down 100 basis points	14,281	(3.2)%	3.82%	(13)
Down 200 basis points	13,818	(6.4)%	3.70%	(25)

(1)	These percentages are not comparable to other information discussing the percent of net interest margin since the income simulation does not take into account loan fees.
     Gap Analysis. Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.
     The following table sets forth the distribution of re-pricing opportunities of our interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest-earning assets to cumulative interest-bearing liabilities and the cumulative gap as a percentage of total assets and total interest-earning assets as of December 31, 2006. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

	December 31, 2006
	Amounts Maturing or Re-pricing in
		Over	Over
		3	1
	3	Months	Year
	Months	to	to	Over
	or	12	5	5	Non-
	Less	Months	Years	Years	Sensitive(1)	Total
	(Dollars in thousands)
Assets

Cash and due from banks	$3,433	$—	$—	$—	$5,615	$9,048
Federal funds sold	17,150	—	—	—	—	17,150
Investment securities	2,450	1,011	3,774	1,009	—	8,244
Loans	135,076	114,354	73,256	21,813	(319)	344,180
Other assets(2)	482	—	—	—	7,650	8,132

Total assets	$158,591	$115,365	$77,030	$22,822	$12,946	$386,754

Liabilities and Stockholders’ Equity

Non-interest-bearing demand deposits	$—	$—	$—	$—	$26,864	$26,864
Interest-bearing demand, money market and savings	14,127	39,330	59,194	3,835	—	116,486
Time certificates of deposit	19,196	57,418	88,897	6,161	—	171,672
Short-term debt	—	—	—	—	—	—
Long-term debt	8,248	—	—	—	—	8,248

	December 31, 2006
	Amounts Maturing or Re-pricing in
		Over	Over
		3	1
	3	Months	Year
	Months	to	to	Over
	or	12	5	5	Non-
	Less	Months	Years	Years	Sensitive(1)	Total
	(Dollars in thousands)
Other liabilities	—	—	—	—	1,827	1,827
Stockholders’ equity	—	—	—	—	61,657	61,657

Total liabilities and stockholders’ equity	$41,571	$96,748	$148,091	$9,996	$90,348	$386,754

Period gap	117,020	18,617	(71,061)	12,826	(77,402)
Cumulative interest-earning assets	158,591	273,956	350,986	373,808
Cumulative interest-bearing liabilities	41,571	138,319	296,410	296,406
Cumulative gap	117,020	135,637	64,576	77,402
Cumulative interest-earning assets to cumulative interest-bearing liabilities	3.81%	1.98%	1.23%	1.26%
Cumulative gap as a percent of:
Total assets	30.3%	35.1%	16.7%	20.0%
Interest-earning assets	73.8%	49.5%	18.4%	20.7%

(1)	Assets or liabilities and equity which are not interest rate-sensitive.

(2)	Allowance for loan losses of $4.0 million as of December 31, 2006 is included in other assets.
     At December 31, 2006, we had $274.0 million in assets and $138.3 million in liabilities re-pricing within one year. This means that $135.7 million more of our interest rate sensitive assets than our interest rate sensitive liabilities will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year at December 31, 2006 is 198.1%. This analysis indicates that at December 31, 2006, if interest rates were to increase, the gap would result in a higher net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.
     Gap analysis has certain limitations. Measuring the volume of re-pricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepayment speeds as interest rates decrease, basis risk, embedded options or the benefit of no-rate funding sources. The relation between product rate re-pricing and market rate changes (basis risk) is not the same for all products. The majority of interest-earning assets generally re-price along with a movement in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in market rates. Products categorized as non-rate sensitive, such as our non-interest-bearing demand deposits, in the gap analysis behave like long term fixed rate funding sources. Management uses income simulation, net interest income rate shocks and market value of portfolio equity as its primary interest rate risk management tools.
Recent Accounting Pronouncements
     In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48). This pronouncement requires a certain methodology for measuring and reporting uncertain tax positions, as well as disclosures. Adoption may result in a cumulative adjustment to income tax liabilities and retained earnings, if applicable. This statement will be effective as of January 1, 2007, and is not expected to have a material effect on the Company.
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133 and SFAS No. 140. This statement addresses the accounting for certain hybrid financial instruments (a financial instrument with an embedded derivative) and also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 allows combined valuation and accounting. This statement will be effective as of January 1, 2007. SFAS No. 155 is not expected to have a material effect on the Company.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140” (SFAS No. 156). This pronouncement requires the recognition of a servicing asset or liability under specified circumstances, and if practicable, all separately recognized servicing assets and liabilities to be initially measured at fair value. Additionally, the pronouncement allows an entity to choose one of two methods when subsequently measuring its servicing assets and liabilities: the amortization method or the fair value method. The amortization method provided under SFAS No. 140, employs lower of cost or market (locom) valuation. The new fair value method allows mark ups, in addition to the mark downs under locom. SFAS No. 156 permits a one-time reclassification of available-for-sale securities to the trading classification. SFAS No. 156 is not expected to have a material effect on the Company.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is not expected to have a material impact on the Company.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS No. 158 is not expected to have a material impact on the Company.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” – an amendment of FASB Statement No. 115.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS No. 159 is not expected to have a material impact on the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
WSB Financial Group, Inc.
     We have audited the accompanying consolidated statement of financial condition of WSB Financial Group, Inc. and Subsidiaries (Company) as of December 31, 2006 and 2005, and the related consolidated statement of income, changes in stockholders’ equity, and cash flows for the three years ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WSB Financial Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP
Everett, Washington
March 27, 2007

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31,
	2006	2005
ASSETS

CASH AND CASH EQUIVALENTS
Cash and due from banks	$9,048,104	$8,157,828
Federal funds sold	17,150,000	18,400,000

Total cash and cash equivalents	26,198,104	26,557,828

INVESTMENT SECURITIES AVAILABLE FOR SALE, at fair value	8,243,643	8,235,191

FEDERAL HOME LOAN BANK STOCK	234,200	234,200

LOANS HELD FOR SALE	11,007,194	8,731,863

LOANS	333,172,808	200,960,273
Less allowance for loan losses	(3,971,789)	(2,520,323)

Total loans, net	329,201,019	198,439,950

PREMISES AND EQUIPMENT, net	7,845,740	6,016,723

ACCRUED INTEREST RECEIVABLE	1,980,117	999,022

OTHER ASSETS	2,044,137	783,300

Total assets	$386,754,154	$249,998,077

LIABILITIES AND STOCKHOLDERS’ EQUITY

DEPOSITS
Non-interest-bearing deposits	$26,864,122	$21,789,810
Interest-bearing deposits	288,157,881	202,376,963

Total deposits	315,022,003	224,166,773

ACCRUED INTEREST PAYABLE	1,108,688	234,174

OTHER LIABILITIES	718,335	1,343,372

JUNIOR SUBORDINATED DEBENTURES PAYABLE	8,248,000	8,248,000

Total liabilities	325,097,026	233,992,319

STOCKHOLDERS’ EQUITY
Common stock, $1 par value; 15,357,250 shares authorized; 5,545,673 and 2,722,048 shares issued and outstanding at December 31, 2006 and 2005, respectively	5,545,673	2,722,048
Additional paid-in capital	48,089,861	9,052,658
Retained earnings	8,053,915	4,295,429
Accumulated other comprehensive loss	(32,321)	(64,377)

Total stockholders’ equity	61,657,128	16,005,758

Total liabilities and stockholders’ equity	$386,754,154	$249,998,077

See accompanying notes.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31,
	2006	2005	2004
INTEREST INCOME
Interest and fees on loans	$27,633,568	$15,088,071	$7,725,300
Interest on investments
Taxable	265,174	201,208	115,058
Tax-exempt	75,842	61,692	44,638
Interest on federal funds sold	282,055	295,224	56,031
Other interest income	84,466	46,666	2,540

Total interest income	28,341,105	15,692,861	7,943,567

INTEREST EXPENSE
Deposits	11,143,894	4,997,880	1,705,493
Other borrowings	75,232	5,069	—
Junior subordinated debentures payable	565,486	178,529	—

Total interest expense	11,784,612	5,181,478	1,705,493

NET INTEREST INCOME	16,556,493	10,511,383	6,238,074

PROVISION FOR LOAN LOSSES	1,522,917	1,351,814	653,735

Net interest income after provision for loan losses	15,033,576	9,159,569	5,584,339

NONINTEREST INCOME
Service charges on deposit accounts	255,659	178,651	154,509
Other customer fees	878,372	605,984	284,675
Net gain on sale of loans	3,483,303	4,383,487	2,361,811
Other income	54,754	72,674	4,452

Total other income	4,672,088	5,240,796	2,805,447

See accompanying notes.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (Continued)

	Year ended December 31,
	2006	2005	2004
NONINTEREST EXPENSE
Salaries and employee benefits	9,257,885	7,264,567	4,096,778
Premises lease	338,113	246,222	200,921
Depreciation and amortization expense	611,766	371,273	257,566
Occupancy and equipment	511,886	497,093	324,773
Data and item processing	511,610	362,544	255,933
Advertising expense	214,680	183,163	135,768
Printing, stationery and supplies	218,935	213,338	131,866
Telephone expense	110,625	77,589	53,650
Postage and courier	132,320	108,799	79,762
Legal fees	44,570	28,330	34,234
Director fees	303,334	233,410	122,418
Business and occupation taxes	273,522	187,795	130,456
Other expenses	1,324,315	918,114	545,527

Total other expenses	13,853,561	10,692,237	6,369,652

INCOME BEFORE PROVISION FOR INCOME TAXES	5,852,103	3,708,128	2,020,134

PROVISION FOR INCOME TAXES	1,967,420	1,296,558	680,173

NET INCOME	$3,884,683	$2,411,570	$1,339,961

EARNINGS PER SHARE
Basic	$1.35	$0.91	$0.59
Diluted	$1.18	$0.82	$0.55
See accompanying notes.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional		Other
	Number of		Paid-In	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total
BALANCE, December 31, 2003	2,019,171	$2,019,171	$5,342,443	$543,898	$(4,474)	$7,901,038

Net income				1,339,961		1,339,961

Other comprehensive loss, net of tax					(3,674)	(3,674)

Total comprehensive income						1,336,287

Stock issued for directors fees	18,515	18,515	106,917			125,432
Stock transactions	556,799	556,799	2,992,006			3,548,805

BALANCE, December 31, 2004	2,594,485	$2,594,485	$8,441,366	$1,883,859	$(8,148)	$12,911,562

Net income				2,411,570		2,411,570

Other comprehensive loss, net of tax					(56,229)	(56,229)

Total comprehensive income						2,355,341

Tax benefit of stock options exercised			42,670			42,670
Stock issued for directors fees	16,530	16,530	135,805			152,335
Stock options exercised	84,772	84,772	245,528			330,300
Issuance of stock	26,261	26,261	187,289			213,550

BALANCE, December 31, 2005	2,722,048	$2,722,048	$9,052,658	$4,295,429	$(64,377)	$16,005,758

Net income				3,884,683		3,884,683

Other comprehensive income, net of tax					32,056	32,056

Total comprehensive income						3,916,739

Tax benefit of stock options exercised			375,643			375,643
Fractional shares repurchased	(228)	(228)	(758)	(2,008)		(2,994)
Stock repurchases	(14,068)	(14,068)	(46,786)	(124,189)		(185,043)
Stock issued for director fees	10,473	10,473	113,460			123,933
Stock options exercised	182,448	182,448	1,003,808			1,186,256
Net proceeds from issuance of common stock in public offering	2,645,000	2,645,000	37,591,836			40,236,836

BALANCE, December 31, 2006	5,545,673	$5,545,673	$48,089,861	$8,053,915	$(32,321)	$61,657,128

See accompanying notes.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,884,683	$2,411,570	$1,339,961
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	1,522,917	1,351,814	653,735
Depreciation and amortization	611,766	371,273	257,566
Amortization of premiums	6,764	10,288	48,465
Director fees paid by stock in lieu of cash	123,933	152,335	125,432
Excess tax benefits from stock options exercised	(375,643)	(42,670)	—
Loss on sale of premises and equipment	—	—	5,077
Net gain on sale of loans	(3,483,303)	(4,388,487)	(2,361,811)
Federal Home Loan Bank stock dividend	—	—	(2,700)
Deferred income taxes	(674,367)	(511,058)	410,871
Net change in
Accrued interest receivable	(981,095)	(556,272)	(143,194)
Other assets	(226,477)	199,266	(718,511)
Loans held for sale	1,207,972	(2,324,265)	(2,019,111)
Accrued interest payable	874,514	107,370	74,390
Other liabilities	(625,037)	1,091,667	295,609

Net cash from operating activities	1,866,627	(2,127,169)	(2,034,221)

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	(132,283,986)	(84,167,657)	(55,651,579)
Purchases of investments available-for-sale	(1,000,000)	(3,841,294)	(1,125,000)
Proceeds from calls and maturities of investments available-for-sale	1,000,000	—	2,300,000
Principal repayments of mortgage-backed securities	32,490	69,688	288,035
Proceeds from investments held to maturity	—	—	200,000
Purchase of Federal Home Loan Bank stock	—	(133,000)	(9,800)
Purchases of premises and equipment	(2,440,783)	(3,835,657)	(1,277,012)
Proceeds from the sale of premises and equipment	—	—	2,706

Net cash from investing activities	(134,692,279)	(91,907,920)	(55,272,650)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in non-interest-bearing deposits	5,074,312	7,065,877	6,510,226
Net change in interest-bearing deposits	85,780,918	93,508,104	49,079,879
Proceeds from the issuance of junior subordinated debentures payable	—	8,248,000	—
Net proceeds from sale of stock	40,236,836	213,550	3,442,305
Proceeds from exercise of stock options	1,186,256	330,300	106,500
Excess tax benefits from stock options exercised	375,643	42,670	—
Fractional share payout	(2,994)	—	—
Stock repurchases	(185,043)	—	—

Net cash from financing activities	132,465,928	109,408,501	59,138,910

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(359,724)	15,373,412	1,832,039
CASH AND CASH EQUIVALENTS, beginning of year	26,557,828	11,184,416	9,352,377

CASH AND CASH EQUIVALENTS, end of year	$26,198,104	$26,557,828	$11,184,416

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$10,910,098	$5,074,108	$1,631,103

Income taxes paid	$2,550,000	$555,000	$727,900

See accompanying notes.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Summary of Significant Accounting Policies
Nature of operations and basis of consolidation - On March 12, 1999, Westsound Bank (the Bank) was granted a state charter as a commercial bank whose principal activity is to engage in general commercial banking business in the Bremerton area of Kitsap County, Washington. The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Bremerton, Washington. As a Washington State chartered financial institution, the Bank is subject to regulations by the Washington State Banking Department of Financial Institutions and the Federal Deposit Insurance Corporation. Westsound Bank has branches and/or loan production offices in Bremerton, Silverdale, Port Angeles, Port Orchard, Sequim, Gig Harbor, Poulsbo, Belfair, Federal Way, and Port Townsend, Washington.

The Bank is located in an area that has a significant U.S. Department of Defense presence. Closure or downsizing of one of the two large bases could affect operating results adversely. No such indication of closure or downsizing has been made in Department of Defense plans as indicated in budgets.

In July, 2005, WSB Financial Group, Inc. (the Company), a bank holding company, was issued a certificate of incorporation as a Washington Profit Corporation. During 2005, the Federal Reserve Bank of San Francisco granted authority to WSB Financial Group, Inc. to become a bank holding company through a reorganization of the ownership interests of Westsound Bank.

WSB Financial Group Trust I (Trust), a subsidiary of WSB Financial Group, Inc., was formed in July 2005 for the exclusive purpose of issuing Trust Preferred Securities and common securities and using the $8 million in proceeds from the issuance to acquire junior subordinated debentures issued by WSB Financial Group, Inc. In accordance with Interpretation No. 46, Consolidation of Variable Interest Entities, the Trust is not consolidated in the Company’s financial statements.

The consolidated financial statements include the accounts of WSB Financial Group, Inc. and its wholly owned subsidiaries, excluding the Trust, after eliminating all inter-company transactions. All share and per share information has been retroactively adjusted to reflect split effective August 15, 2006 (See Note 16).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses.

Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents are cash on hand, amounts due from banks, and federal funds sold, and have maturities of three months or less. The Bank places its cash with high credit quality institutions. The amounts on deposit fluctuate and, at times, exceed the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk. Generally, federal funds are purchased and sold for one-day periods.

Investment securities - Investment securities are classified into one of three categories: (1) held-to-maturity, (2) available-for-sale, or (3) trading. Investment securities are categorized as held-to-maturity when the Bank has the positive intent and ability to hold those securities to maturity. Securities which are held-to-maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Bank had no securities classified as held-to-maturity as of December 31, 2006 and 2005. The Bank had no trading securities as of December 31, 2006 and 2005.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
Investment securities categorized as available-for-sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available-for-sale securities are recorded at estimated fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

Declines in the fair value of individual held-to-maturity, and available-for-sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Federal Home Loan Bank stock - The Bank’s investment in Federal Home Loan Bank (the FHLB) stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specified percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

Loans held for sale - Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Accounting for derivatives - The Company is engaged in the production of loans for sale to buyers and investors in the secondary mortgage market. These loan production activities expose the Company to risk that a loan’s market value may decline between the date the Company enters into an interest rate lock commitment with a borrower to fund a loan, or with a seller to purchase a loan, and the loan’s ultimate sale into the secondary market. The Company reduces its exposure to this risk by entering into contracts to sell loans to buyers at specified prices to hedge against the economic risk of market value declines. The Company considers its commitments to extend secondary market qualifying loans (the pipeline) with interest rate lock commitments to be derivatives, as well as its firm commitments to deliver loans, all of which are recognized at their estimated fair values. The fair value and notional amount of interest rate locked loan commitments was approximately $(6,200), and $6,506,000, respectively, at December 31, 2006. The fair value and notional amount of forward sale commitments was approximately $6,200 and $6,506,000, respectively, at December 31, 2006.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
Loans and allowances for loan losses - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The Bank considers loans impaired when it is probable the Bank will be unable to collect all amounts as scheduled under the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. Changes in these values will be reflected in income and as adjustments to the allowance for possible credit losses.

The accrual of interest on impaired loans is discontinued at the time the loan is 90 days past due or when, in management’s opinion, the borrower may be unable to meet payments as they become due. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received, or payment is considered certain. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan loss is maintained at a level management believes is adequate to provide for potential loan, loan commitment and standby letter of credit losses. The allowance is based on a continuing review of loans and loan commitments which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower’s ability to repay, and evaluations of the prevailing and anticipated economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revision of the estimate in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additional losses based on their judgment using information available to them at the time of their examination.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Transfers of financial assets - Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment - Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets, ranging from 3 to 25 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Leasehold improvements are amortized over the life of the building lease.

Foreclosed assets - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Income taxes - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, organization costs, depreciation, and benefit associated with net operating losses. The deferred tax assets and liabilities are determined using the liability method and represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settle. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settle. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Off-balance sheet credit related financial instruments - In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
Stock option plans – Effective January 1, 2006, the Bank adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. There were no options granted in 2006.

Prior to the Bank’s adoption of SFAS 123(R) on January 1, 2006, employee stock options were accounted from under the intrinsic value method as allowed under Accounting Principles Board Opinion (APB) No. 25. Stock options are generally granted at exercise prices not less than the fair market value of common stock on the date of grant. Under APB No. 25, no compensation expense was recognized pursuant to the Bank’s stock option plans for stock options that are granted at exercise prices not less than the fair market value of common stock on the date of grant.

The pro forma effect on the Bank’s earnings as a result of option issuances (determined using the minimum value method) for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Net income as reported	$2,411,570	$1,339,961
Additional compensation for fair value of stock options, net of tax	(501,686)	(296,133)

Pro forma net income	$1,909,884	$1,043,828

Basic earnings per share
As reported	$0.91	$0.59
Pro forma	$0.72	$0.46

Diluted earnings per share	$0.82	$0.55
Pro forma	$0.65	$0.43
Earnings per common share - Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
Earnings per common share have been computed based on the following:

	2006	2005	2004
Numerator	$3,884,683	$2,411,570	$1,339,961
Net income
Denominator
Weighted-average number of common shares outstanding	2,870,022	2,642,628	2,270,211
Incremental shares assumed for stock options	415,600	282,464	159,366

Weighted-average number of dilutive shares outstanding	3,285,622	2,925,092	2,429,577

Basic earnings per common share	$1.35	$0.91	$0.59
Diluted earnings per common share	$1.18	$0.82	$0.55
There were no anti-dilutive options at December 31, 2006, 2005, or 2004.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects are as follows:

	2006	2005	2004
Unrealized holding gain (loss) on available-for-sale securities	$47,766	$(84,393)	$(7,871)
Tax provision (benefit)	(15,710)	28,164	4,197

Net-of-tax-amount	$32,056	$(56,229)	$(3,674)

The components of accumulated other comprehensive loss, included in stockholders’ equity are as follows:

	2006	2005	2004
Unrealized holding (loss) on available-for-sale securities	$(48,971)	$(96,737	$(12,345)
Tax benefit	16,650	32,360	4,197

Net-of-tax-amount	$(32,321)	$(64,377)	$(8,148)

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
Advertising costs - Advertising costs are expensed when incurred. Total advertising expenses were $214,680, $183,163, and $135,768 in 2006, 2005 and 2004, respectively.

Recent accounting pronouncements - In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48). This pronouncement requires a certain methodology for measuring and reporting uncertain tax positions, as well as disclosures. Adoption may result in a cumulative adjustment to income tax liabilities and retained earnings, if applicable. This statement will be effective as of January 1, 2007, and is not expected to have a material effect on the Company.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133 and SFAS No. 140. This statement addresses the accounting for certain hybrid financial instruments (a financial instrument with an embedded derivative) and also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 allows combined valuation and accounting. This statement will be effective as of January 1, 2007. SFAS No. 155 is not expected to have a material effect on the Company.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140” (SFAS No. 156). This pronouncement requires the recognition of a servicing asset or liability under specified circumstances, and if practicable, all separately recognized servicing assets and liabilities to be initially measured at fair value. Additionally, the pronouncement allows an entity to choose one of two methods when subsequently measuring its servicing assets and liabilities: the amortization method or the fair value method. The amortization method provided under SFAS No. 140, employs lower of cost or market (locom) valuation. The new fair value method allows mark ups, in addition to the mark downs under locom. SFAS No. 156 permits a one-time reclassification of available-for-sale securities to the trading classification. SFAS No. 156 is not expected to have a material effect on the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is not expected to have a material impact on the Company.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS No. 158 is not expected to have a material impact on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” – an amendment of FASB Statement No. 115.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS No. 159 is not expected to have a material impact on the Company.

Reclassifications – Certain amounts in the prior years’ financial statements have been reclassified to conform to the year’s presentation.
Note 2 — Investment Securities
Amortized cost and approximate fair values of investment securities at December 31, 2006 and 2005 are summarized as follows:

			Gross Unrealized Losses
		Gross	Less Than 12	12 Months or
	Amortized Cost	Unrealized Gain	Months	Longer	Fair Value
December 31, 2006
Available for sale
Municipal securities	$1,818,774	$7,238	—	$(14,487)	$1,811,525
Mortgage-backed	50,752	—	$(551)	—	50,201
Federal agencies	6,423,088	—	(1,654)	(39,517)	6,381,917

	$8,292,614	$7,238	$(2,205)	$(54,004)	$8,243,643

December 31, 2005

Available for sale
Municipal securities	$1,826,974	$9,757	—	$(11,839)	$1,824,892
Mortgage-backed	83,870	—	(1,191)	—	82,679
Federal agencies	6,421,084	—	(59,052)	(34,412)	6,327,620

	$8,331,928	$9,757	$(60,243)	$(46,251)	$8,235,191

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 2 – Investment Securities (continued)
The amortized cost and estimated fair value of investment securities available for sale at December 31, 2006, by contractual maturity, are as follows:

	Available-for-sale
	Amortized Cost	Fair Value
Accounts maturing in
One year or less	$2,305,915	$2,304,194
After one year through five years	3,412,122	3,381,870
After five years through ten years	1,807,676	1,800,299
After ten years	766,901	757,280

	$8,292,614	$8,243,643

Expected maturities will differ from contractual maturities because issuers may have the right to call obligation with or without penalties.

There were no sales of securities available for sale in 2006, 2005, and 2004.

Investment securities valued at $1,273,230 and $2,262,823 have been pledged at December 31, 2006 and 2005, respectively, to secure certain deposits.

Management evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2006, 13 investment securities have fair values less than amortized cost and therefore contain unrealized losses. The Bank has evaluated these securities and has determined that the decline in value is temporary, and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. The Bank anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 3 — Loans and Allowance for Loan Losses
     Loans at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Real estate loans	$314,869,567	$185,675,928
Commercial and industrial loans	15,628,593	13,123,344
Individual loans for household and other personal expenditures	2,186,922	1,712,179
Other loans	1,046,687	772,009
Deferred fees	(558,961)	(323,187)

	$333,172,808	$200,960,273

	2006	2005	2004
Allowance for loan losses
Balances, beginning of period	$2,520,323	$1,188,939	$578,298
Provision for losses	1,522,917	1,351,814	653,735
Recoveries	1,851	524	650
Loans charged off	(24,702)	(954)	(21,744)

Reclassification of allowance for unfunded credit commitments to other liabilities	(48,600)	(20,000)	(22,000)

Balances, end of period	$3,971,789	$2,520,323	$1,188,939

     The Bank had no material impaired loans at December 31, 2006 and none at December 31, 2005. There was no interest income accrued or collected on impaired loans in 2006, 2005 and 2004. A summary of past due and nonaccrual loans is as follows:

	2006	2005
Total non-accrual loans	$219,129	$127,990

Total loans 90 days or more past due and still accruing	—	—

The Bank has entered into transactions with certain directors and executive officers. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 3 — Loans and Allowance for Loan Losses (continued)
The aggregate balances and activity for loans to such related parties for 2006 and 2005 are as follows:

	2006	2005
Balance at beginning of year	$3,668,984	$3,477,190
New loans or advances	4,710,063	2,028,044
Payoffs/Repayments	(817,663)	(11,836,650)

Balance at end of year	$7,561,384	$3,668,984

The Bank held in the loan portfolio approximately $212,000,000 in interest-only loans at December 31, 2006 and $120,000,000 at December 31, 2005. These loans consist primarily of short-term real estate construction loans and land development loans.
Note 4 — Premises and Equipment
A summary of premises and equipment at December 31, 2006 and 2005 is as follows:

	2006	2005
Leasehold improvements	$384,098	$382,840
Equipment, furniture, and software	2,614,195	1,680,444
Land and buildings	6,436,811	4,931,038

	$9,435,104	$6,994,322
Accumulated depreciation	(1,589,364)	(977,599)

	$7,845,740	$6,016,723

Depreciation and amortization expense was $611,766, $371,273 and $257,566 in 2006, 2005, and 2004 respectively.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 5 — Deposits
Deposit account balances at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Non-interest-bearing	$26,864,122	$21,789,810
Interest-bearing demand	8,810,738	16,586,348
Money market accounts	104,221,222	115,006,053
Savings deposits	3,454,168	4,394,654
Certificates of deposit exceeding $100,000	79,317,401	24,142,814
Certificates of deposit less than $100,000	92,354,352	42,247,094

	$315,022,003	$224,166,773

Scheduled maturities of certificates are as follows for the years ending December 31:

2007	$76,612,645
2008	71,398,945
2009	12,699,771
2010	4,799,644
2011	6,160,748

$171,671,753

The Bank held related party deposits of $2,210,089 and $4,224,642 at December 31, 2006 and 2005, respectively.
Note 6 — Advances and Junior Subordinated Debentures Payable
At December 31, 2006, committed lines of credit arrangements totaling $7,000,000, $3,000,000 and $5,000,000 were available to the Bank from unaffiliated banks with maturities dated June 30, 2007. These lines provide for interest at the then existing federal funds rate. There were no borrowings outstanding under these credit arrangements at December 31, 2006 or 2005.

The Bank is a member of the FHLB of Seattle and, as such, has a committed credit line up to 10% of total eligible assets. Borrowings generally provide for interest at the then current published rates. There were no borrowings outstanding under this credit line at December 31, 2006 or 2005.

In order to manage the capital position more efficiently, the Company formed the Trust, a Delaware statutory trust formed with capital of $248,000, for the sole purpose of issuing trust preferred securities. During the third quarter of 2005, the Trust issued 8,000 Capital Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $8.0 million. The entire proceeds of the issuance were invested by the Trust in $8.248 million of Junior Subordinated Deferrable Interest Debentures, or the junior subordinated debentures payable, issued by the Company, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of the Trust. The subordinated debentures mature on September 15, 2035, and bear an interest rate at December 31, 2006 of 7.09% (based on 3-month LIBOR plus 1.73%), with repricing occurring and interest payments due quarterly. The Company injected $7.9 million of the net proceeds from the sale of the subordinated debentures into the Bank and retained the remaining proceeds.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 6 — Advances and Junior Subordinated Debentures Payable (continued)
The subordinated debentures are redeemable by the Company, subject to receipt of prior approval from the Federal Reserve Bank of San Francisco, on any March 15, June 15, September 15 or December 15 on or after September 15, 2010.

The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture occurring prior to September 15, 2010. The trust preferred securities are subject to mandatory redemption to the extent of any early redemption of the subordinated debentures and upon maturity of the subordinated debentures on September 15, 2035.

Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2006 of 7.09%. For each successive period beginning on March 15 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 1.73%. The Trust has the option to defer payment of the distributions for a period of up to five years, as long as we are not in default on the payment of interest on the subordinated debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, the Trust is accounted for under the equity method and is included in other assets on the accompanying consolidated statement of financial condition. The subordinated debentures issued and guaranteed by the Company and held by the Trust are reflected on the consolidated statement of financial condition in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification may be subject to future change.
Note 7 — Income Taxes
The components of the provision for income taxes for 2006, 2005, and 2004 are as follows:

	2006	2005	2004
Current	$2,641,787	$1,807,616	$269,302
Deferred	(674,367)	(511,058)	410,871

Income tax expense	$9,967,420	$1,296,558	$680,173

The provision for income tax differs from that computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following:

	2006		2005		2004
		Percent of		Percent of		Percent of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income
Income tax at statutory rate	$1,989,715	34.0%	1,260,764	34.0%	$686,846	34.0%
Increase (decrease) resulting from
Tax-exempt income	$(21,407)	-0.4%	$(18,237)	-0.5%	$(13,767)	-0.7%
Other	(888)	0.0%	54,031	1.5%	7,094	0.4%

Total provision for income tax	$1,967,420	33.6%	$1,296,558	35.0%	$680,173	33.7%

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 7 — Income Taxes (continued)
The nature and components of the Bank’s net deferred tax asset, established at a tax rate of 34% is as follows:

	2006	2005
Deferred tax assets
Allowance for loan losses	$1,385,632	$856,678
Unrealized loss on securities	16,650	32,360

Total deferred tax assets	1,402,282	889,038

Deferred tax liabilities
Deferred loan fees and costs	517,121	602,974
Depreciation	9,368	74,975
Other	47,883	41,836

Total deferred tax liabilities	574,372	719,785

Net deferred tax asset	$827,910	$169,253

The Bank believes, based upon available information, that the net deferred tax asset will be realized in the normal course of operations.
Note 8 — Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and unused credit card lines, which are not included in the accompanying financial statements. The Bank’s exposure to credit loss in the event of nonperformance by other parties to the financial instruments for commitments to extend credit and unused credit card lines is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

	2006	2005
Commitments to extend credit	$108,695,569	$55,155,516
Unused credit card lines	$2,211,590	$3,162,232
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 8 — Financial Instruments with Off-Balance-Sheet Risk (continued)
Unused credit card lines are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

In the ordinary course of business, the Bank sells loans without recourse that may have to be subsequently repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults and fraud. When a loan sold to an investor without recourse fails to perform, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no defects, the Bank has no commitment to repurchase the loan.
Note 9 — Stockholder’s Equity and Regulatory Matters
The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under the regulatory capital adequacy guidelines and regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2006 that the Company and Bank meet all the capital adequacy requirements to which they are subject.

At December 31, 2006, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the notification that management believes have changed the Bank’s category.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 9 — Stockholder’s Equity and Regulatory Matters (continued)
The Bank’s actual and required capital amounts and ratios are as follows (dollars in thousands):

					To Be Well Capitalized
					Under the Prompt
			For Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total Risk-Based Capital
(to Risk-Weighted Assets)
Consolidated	$74,013	21.4%	$27,655	≥ 8.0%	NA	NA
Westsound Bank	$72,262	20.9%	$27,647	≥ 8.0%	$34,559	≥ 10.0%

Tier 1 Capital
(to Risk-Weighted Assets)
Consolidated	$69,937	20.2%	$27,657	≥ 8.0%	NA	NA
Westsound Bank	$68,186	19.7%	$13,824	≥ 4.0%	$20,736	≥ 6.0%

Tier 1 Capital
(to Average Assets)
Consolidated	$69,937	19.8%	$28,243	≥ 8.0%	NA	NA
Westsound Bank	$68,186	19.4%	$14,095	≥ 4.0%	$17,619	≥ 5.0%

As of December 31, 2005
Total Risk-Based Capital
(to Risk-Weighted Assets)
Consolidated	$26,851	12.8%	$16,782	≥ 8.0%	NA	NA
Westsound Bank	$26,316	12.5%	$16,842	≥ 8.0%	$21,053	≥ 10.0%

Tier 1 Capital
(to Risk-Weighted Assets)
Consolidated	$21,295	10.2%	$16,702	≥ 8.0%	NA	NA
Westsound Bank	$23,740	11.3%	$8,404	≥ 4.0%	$12,605	≥ 6.0%

Tier 1 Capital
(to Average Assets)
Consolidated	$21,295	9.3%	$18,318	≥ 8.0%	NA	NA
Westsound Bank	$23,740	10.4%	$9,131	≥ 4.0%	$11,413	≥ 5.0%
Federal Reserve Board Regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The minimum reserve requirement at December 31, 2006 and 2005 was $707,000 and $779,000 respectively. Also, under Washington State law, approval from the state banking regulators is required prior to declaring cash dividends.
Note 10 — Commitments
The Bank leases space for branches and operations. These leases run for a period ranging from two to ten years and allow for established rent increases each year. All leases require the Bank to pay all taxes, maintenance and utility costs, as well as maintain certain types of insurance.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 10 – Commitments (continued)
The minimum lease payments for each of the next five years are as follows:

2007	$368,544
2008	361,418
2009	359,329
2010	242,039
2011	143,076
Rent expense for 2006, 2005, and 2004 was $338,113, $246,224 and $200,604 respectively. Rental income for 2006, 2005 and 2004 was $9,534, $31,753 and $0 respectively.

The Silverdale branch and adjacent mortgage office is leased from a Director. The lease is for ten years and commenced on October 1, 2001. The lease contains two five-year renewal options. Monthly rent expense for the Silverdale branch is approximately $12,000 per month. In 2006, the Bank paid a director $56,000 to provide consulting services related to new branch locations.
Note 11 — Employee Benefits
Incentive stock option plan - The Company’s stockholders approved an Incentive Stock Option Plan on May 19, 1999. The purpose of the plan is to increase ownership interest in the Company by employees and directors of the Company, and to provide an incentive to serve as an employee and/or director of the Company. The stockholders originally approved 184,287 shares of common stock to the Plan. In 2002, the stockholders approved an additional allocation of 184,287 shares. The stockholders approved additional allocations of 614,290 shares in 2005 and 614,290 shares in 2004. The maximum term of a stock option granted under the plan is ten years. Incentive stock options generally vest over a five year period while non-qualified stock options generally vest immediately.

The following assumptions were used to estimate the fair value of the options granted, which management estimated using the minimum value approach for the years ended:

	2005	2004
Risk-free interest rate	4.31%	3.65%
Dividend yield rate	0.00%	0.00%
Weighted average expected life of options	5 years	7 years
Management believes that the assumptions used in the option pricing model are highly subjective and represent only one estimate of possible value.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 11 – Employee Benefits (continued)
Stock option transactions are summarized in the following table. Amounts have been adjusted to reflect a 6.1429-for-1 common stock split in August 2006:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
		Price Per	Term (in	Intrinsic
	Options	Share	years)	Value
Outstanding as of December 31, 2005	1,125,686	$7.43
Authorized	—	—
Granted	—	—
Exercised	(182,448)	6.50
Forfeited	(3,066)	7.57

Outstanding as of December 31, 2006	940,172	$7.61	7.66	$10,896,249

Exercisable as of December 31, 2006	755,578	$7.42	7.56	$8,900,239

The weighted average remaining terms for outstanding and exercisable stock options at December 31, 2006 were approximately 8 years each. The aggregate intrinsic value at December 31, 2006 was approximately $10.9 million for stock options outstanding and $8.9 million for stock options exercisable. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date.

The intrinsic value of stock options exercised during the year ended December 31, 2006 was $1,331,943. The intrinsic value of stock options exercised during the year ended December 31, 2005 was $469,826.

401(k) Plan - The Bank established a retirement savings 401(k) plan in 2002 in which all employees may participate after attaining the age of 18. The Bank may, at its sole discretion, contribute and allocate to each eligible participant’s account, a percentage of the participant’s elective deferral or it may make non-elective contributions to the participant’s accounts The Bank made contributions of $75,000, $46,000 and $0 in 2006, 2005 and 2004 respectively.
Note 12 — Fair Value of Financial Instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments for which it is practicable to estimate fair value. As defined by SFAS No. 107, financial instruments include the categories listed below. It does not include the value of premises and equipment, and intangible assets such as customer relationships and core deposit intangibles. Fair values of off-statement condition lending commitments standby letters of credit and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties’ credit standing. The fair value of the fees at December 31, 2006, was insignificant. See Note 8 for the notional amount of the commitments to extend credit.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 12 — Fair Value of Financial Instruments (continued)
The following table summarizes carrying amounts, estimated fair values and assumptions used by the Bank to estimate fair value as of December 31, 2006 and 2005:

	Carrying Amount	Estimated Fair Value
2006
Assets
Cash and cash equivalents	$26,198,104	$26,198,104
Securities available for sale	$8,243,643	$8,243,643
Loans receivable	$333,172,808	$329,855,000
Loans held for sale	$11,007,194	$11,007,194
Accrued interest receivable	$1,980,117	$1,980,117
FHLB Stock	$234,200	$234,200

Liabilities
Checking, savings and money market	$143,350,250	$143,350,250
Certificates of deposit	$171,671,753	$171,477,000
Accrued interest payable	$1,108,688	$1,108,688
Junior subordinated debentures payable	$8,248,000	$8,248,000

2005
Cash and cash equivalents	$26,557,828	$26,557,828
Securities available for sale	$8,235,191	$8,235,191
Loans receivable	$200,960,273	$199,882,950
Loans held for sale	$8,731,863	$8,731,863
Accrued interest receivable	$999,022	$999,022
FHLB Stock	$234,200	$234,200

Liabilities
Checking, savings and money market	$157,776,865	$157,776,865
Certificates of deposit	$66,389,908	$66,748,110
Accrued interest payable	$234,174	$234,174
Junior subordinated debentures payable	$8,248,000	$8,248,000
The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents - The carrying amount of these items is a reasonable estimate of their fair value.

Investment securities available for sale - The fair value is based on quoted market prices, if available. If quoted market prices are not available, the fair value is based on a matrix pricing model provided by an outside independent source.

Loans receivable - The fair value is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types were valued at carrying value because of their floating rate or expected maturity characteristics.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 12 — Fair Value of Financial Instruments (continued)
Loans held for sale - The carrying amount of these items is a reasonable estimate of their fair value.

FHLB stock - The fair value is based upon the redemption value of the stock, which equates to its carrying value.

Customer accounts - The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates is estimated by discounting the estimated future cash flows using the rates currently offered for deposits with similar remaining maturities.

Accrued interest receivable and payable — The carrying amounts reported in the consolidated financial statement for accrued interest receivable and payable approximate their fair value.

Junior subordinated debentures payable - The carrying amount of junior subordinated debentures payable is a reasonable estimate of the fair value.
Note 13 — Significant Concentrations of Credit Risk
The Bank has concentrated credit risk exposure, including off-balance-sheet credit risk exposure, related to real estate loans as disclosed in Notes 3 and 8. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate lending arrangements and typically maintains loan-to-value ratios of no greater than 80%.

Investments in state and municipal securities generally involve governmental entities within Washington State. Loans are generally limited, by state banking regulation, to 20% of the Bank’s stockholder’s equity, excluding accumulated other comprehensive income (loss).

The contractual amounts of credit-related financial instruments such as commitments to extend credit and credit-card arrangements represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless.
Note 14 — Restrictions on Dividends, Loans and Advances
Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the holding company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.

The Bank’s retained earnings available for the payment of dividends was $8,333,000 at December 31, 2006 and $4,480,000 at December 31, 2005. Accordingly, $59,821,000 of the Corporation’s equity in the net assets of the Bank was restricted at December 31, 2006 and $19,196,000 December 31, 2005. Funds available for loans or advances by the Bank to the holding company amounted to $13,631,000 at December 31, 2006, compared to $4,735,000 at December 31, 2005.

In addition, dividends paid by the Bank to the holding company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 15 — Condensed Financial Statements of Parent Company
Financial information pertaining only to WSB Financial Group, Inc. is as follows:

Statement of Financial Condition
	December 31, 2006	December 31, 2005
Assets
Cash and cash equivalents	$1,055,676	$134,434
Investments in common stock of Westsound Bank	68,154,370	23,614,319
Other assets	813,543	505,005

Total assets	$70,023,589	$24,253,758

Liabilities and stockholders’ equity
Accounts Payable	$118,461	—
Junior subordinated debentures payable	8,248,000	$8,248,000
Stockholders’ equity	61,657,128	16,005,758

Total liabilities and stockholders’ equity	$70,023,589	$24,253,758

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 15 — Condensed Financial Statements of Parent Company (continued)

Statement of Cash Flows
		For the Period
		from inception
		(July 25, 2005)
	Year Ended	to
	December 31,	December 31,
	2006	2005
Cash flows from operating activities
Net income	$3,884,683	$687,683
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed net income of Westsound Bank	(4,253,324)	(810,100)
Stock issued for director fees	123,933	—
Excess tax benefits from stock options exercised	(375,643)	(42,670)
Increase in other assets	(37,566)	(214,335)
Increase in other liabilities	118,461	—

Net cash from operating activities	(539,456)	(379,422)

Cash Flows from Investing Activities
Investment in Westsound Bank	(40,150,000)	(7,900,000)

Cash flows from financing activities
Proceeds from issuance of junior subordinated debenture payable	—	8,000,000
Proceeds from public offering, net	40,236,836	—
Proceeds from exercise of stock options and stock issued	1,186,256	371,186
Excess tax benefits from stock options exercised	375,643	42,670
Fractional share payout	(2,994)	—
Stock repurchases	(185,043)	—

Net cash from financing activities	41,610,698	8,413,856

Net increase in cash and cash equivalents	921,242	134,434

Cash and cash equivalents, beginning of year	134,434	—

Cash and cash equivalents, end of year	$1,055,676	$134,434

Supplemental disclosures of cash flow information
Non-cash investment in WSB Financial Group Trust		$248,000

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 16 – Stock Split
Effective August 15, 2006 the Company’s Board of Directors approved a 6.1429-for-1 common stock split for shareholders of record on August 15, 2006. All share and per share information has been retroactively adjusted to reflect this stock split. The Board of Directors also approved an amendment to the Articles of Incorporation increasing the authorized shares from 2,500,000 to 15,357,250.
Note 17 – Initial Public Offering
On December 12, 2006, the Company’s Registration Statement on Form S-1 covering the offering of 2,300,000 shares of the Company’s common stock, Commission file number 333-137038 was declared effective. The Company signed the underwriting agreement on December 12, 2006 and the offering closed on December 19, 2006. As of the date of the filing of this report, all offered securities have been sold and the offering has terminated. The offering was managed by D.A. Davidson & Co., the underwriter.

On December 18, 2006, the underwriter exercised an over-allotment option to purchase an additional 345,000 shares of the Company’s common stock. The total price to the public for the shares offered and sold by the Company, including the over-allotment, was $43.6 million. The amount of expenses incurred for the Company’s account in connection with the offering includes approximately $2.5 million of underwriting discounts and commissions and offering expenses of approximately $.9 million.
Note 18 – Contingencies
At periodic intervals, the Washington State Department of Financial Institutions and the Federal Deposit Insurance Corporation routinely examine the Company’s financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company’s financial statements be adjusted in accordance with their findings.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 19 – Selected Quarterly Financial Data (Unaudited)

	QUARTER ENDED
	March 31,	June, 30,	September 30,	December 31,
(Dollars in thousands except per share data)	2006	2006	2006	2006	Total
Interest income	$5,690	$6,713	$7,688	$8,251	$28,342
Interest expense	2,238	2,599	3,261	3,687	11,785

Net interest income	3,452	4,114	4,427	4,564	16,557

Provision for loan losses	305	498	464	256	1,523

Net interest income after provision for loan losses	3,147	3,616	3,963	4,308	15,034

Noninterest income	1,221	1,099	1,224	1,128	4,672
Noninterest expense	2,949	3,207	3,446	4,252	13,854

Income before federal income tax expense	1,419	1,508	1,741	1,184	5,852

Provision for federal income tax	519	461	581	406	1,967

Net income	$900	$1,047	$1,160	$778	$3,885

Earnings per share
Basic	$0.33	$0.38	$0.42	$0.24	$1.35
Diluted	$0.29	$0.33	$0.36	$0.21	$1.18

Weighted average shares outstanding
Basic	2,727,645	2,736,244	2,752,163	3,259,489	2,870,022
Diluted	3,089,106	3,152,021	3,203,347	3,693,464	3,285,622

	QUARTER ENDED
	March 31,	June, 30,	September 30,	December 31,
(Dollars in thousands except per share data)	2005	2005	2005	2005	Total
Interest income	$2,854	$3,635	$4,326	$4,878	$15,693
Interest expense	829	1,054	1,480	1,819	5,182

Net interest income	2,025	2,581	2,846	3,059	10,511

Provision for loan losses	209	356	310	476	1,351

Net interest income after provision for loan losses	1,816	2,225	2,536	2,583	9,160

Noninterest income	924	1,268	1,516	1,533	5,241
Noninterest expense	2,027	2,473	2,752	3,440	10,692

Income before federal income tax expense	713	1,020	1,300	676	3,709

Provision for federal income tax	255	325	471	246	1,297

Net income	$458	$695	$829	$430	$2,412

Earnings per share
Basic	$0.18	$0.27	$0.31	$0.16	$0.91
Diluted	$0.16	$0.24	$0.28	$0.14	$0.82

Weighted average shares outstanding
Basic	2,596,887	2,605,846	2,660,988	2,705,397	2,642,628
Diluted	2,779,656	2,892,872	2,961,331	3,056,067	2,925,092