Form 10-K, Exhibit 13
period 2007-12-31
WSB Financial Group, Inc.
filed 2008-03-31
CIK 1372791

Exhibit 13
PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS FOR THE
YEAR ENDED DECEMBER 31, 2007 INCORPORATED BY REFERENCE
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
Overview
     We are a bank holding company headquartered in Bremerton, Washington. We emphasize a service-oriented culture with a sales-based delivery model focused primarily on real estate lending products and supplemented by commercial banking products and services. We deliver these products through nine full service branches that are located primarily in the west Puget Sound area.
     We currently have, on a consolidated basis, $489.3 million in total assets, net loans of $393.4 million, total deposits of $421.4 million, and stockholders’ equity of $56.7 million. Since our founding we have experienced significant growth, adding branches and loan production offices. With the pending litigation and regulatory proceedings, the problems recently identified in our loan portfolio and the decline in demand for real estate loans, which we and other community banks have focused on for growth the past several years, our rate of growth can be expected to decline, particularly in the near term.
     We generate most of our revenue from interest on loans and investments, loan fees, service charges, and mortgage banking income. As of December 31, 2007, 75.0% of our revenue was interest on loans, 10.7% loan fees, 6.8% mortgage banking income, 4.0% service charges and 3.5% interest on investments. We offer a variety of loans to our customers, including commercial and residential real estate loans, construction and land development loans, commercial and industrial loans, and to a lesser extent, consumer loans. As of December 31, 2007, approximately 91.5% of our loans related to the construction or development, purchase, improvement or refinancing of commercial and residential real estate, approximately 7.6% were C&I loans and 0.9% were consumer loans. Approximately 86.0% of our revenue is derived from real estate, of which approximately 25.0% is derived from residential real estate. Including our originations of residential real estate loans which are sold in the secondary market, approximately 92.5% of our actual lending activities are related to real estate. Of this amount, 33.3% is residential real estate, 53.6% is construction and land development, and 5.6% is commercial real estate.
     We offer a wide range of real estate and other loan products to meet the demands of our customers. We have also recently increased our emphasis on C&I lending, although the portion of the loan portfolio invested in C&I loans is still relatively small. While continuing our commitment to commercial real estate lending, we expect C&I lending to become increasingly important for us over time.
     We are experiencing difficulties in our loan portfolio which have resulted in a $13.4 million increase in our provision for loan losses in the third quarter of 2007 and a $1.7 million increase in the fourth quarter of 2007. These matters are discussed below in “—Recent Developments.” An adverse change in the economy affecting values of real estate generally, or in west Puget Sound, could, because of our high concentration of loans secured by real estate, materially and adversely affect our profitability, growth and financial condition. Further, because approximately 64.4% of our loans are interest-only (primarily real estate construction and development) and 39.4% are variable rate, significant increases in interest rates could also result in increased loan delinquencies, defaults and foreclosures.

13-1

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
     Market interest rates increased in 2007 as a result of the Federal Reserve’s monetary policies. Our net interest margin remained relatively constant at an average of 5.65% through 2007, however, because we are in an “asset neutral” position, based on our current net interest income simulation. In addition, a substantial percentage of our loan portfolio (39.4% of our total loans as of December 31, 2007) has been comprised of variable rate loans that reprice as interest rates rise or fall. The Federal Reserve began reducing interest rates in September 2007. As interest rates decline, our margins could also decrease until we can adjust the mix of our assets and liabilities to compensate for the changed interest rate environment. Our net interest margin decreased to 4.62% in 2007, primarily as a result of higher rates paid on deposits.

	Key Financial Measures
	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)
Net income (loss)	$(5,200)	$3,885	$2,412	$1,340	$631
Basic earnings (loss) per share	(0.93)	1.35	0.91	0.59	0.36
Diluted earnings (loss) per share	(0.93)	1.18	0.82	0.55	0.35
Total assets	489,333	386,754	249,998	137,416	76,012
Net loans(1)	393,436	340,208	207,172	117,623	58,222
Total deposits	421,445	315,022	224,167	123,593	68,003
Net interest margin	4.62%	5.65%	5.90%	6.77%	5.71%
Efficiency Ratio	67.6%	65.3%	67.9%	70.4%	66.6%
Return on average assets	-1.17%	1.28%	1.28%	1.37%	1.04%
Return on average equity	-8.4%	19.6%	16.6%	13.6%	9.9%

(1)	Includes loans held for sale.
Recent Developments
     Loan Reviews. As of September 30, 2007 and December 31, 2007, we recorded additional provisions for loan losses primarily related to our real estate loan portfolio following a comprehensive evaluation based on representative samplings of our entire loan portfolio conducted by our senior management and an independent consultant, The Alford Spencer Financial Group, Inc. of Sacramento, California, with expertise in analyzing loan portfolios and determining loan loss allowances, provisions and charge-offs under regulatory guidelines and generally accepted accounting principles. An additional provision for loan losses of $13.4 million or $8.5 million after-tax was recorded in the third quarter of 2007 based on the loan reviews, and an additional $1.7 million in the fourth quarter. The recording of the 2007 loan loss provision results in a provision for loan losses of $15.9 million for the year ended December 31, 2007.
     Although we believe we are using the best information available to make determinations with respect to the allowance for loan losses and our current allowance for loan losses is adequate for such purposes, management reviews the loan portfolio each quarter and adjustments may be necessary in future periods if the assumptions used in making our initial determinations prove to be incorrect.

13-2

     Our cash expenditures, including legal and accounting fees, associated with the collection of the loans determined to be impaired or downgraded and added to our watch list cannot be reasonably predicted, and the actual amount of such expenditures will depend upon the manner in which our collection efforts are structured and conducted. However, these efforts can be time consuming and expensive and could divert management time and attention from our business, which could have a material effect on our revenues and results of operations.
     Regulatory Proceedings. Westsound Bank has signed an agreement with the Federal Deposit Insurance Corporation (FDIC) and the Washington Department of Financial Institutions, Division of Banks (DFI) to enter into a cease and desist order which primarily addresses the Bank’s lending practices and the Company is implementing a comprehensive plan to achieve full compliance.
     Although Westsound Bank has agreed to the order, it has not admitted or denied any allegations of unsafe or unsound banking practices, or any legal or regulatory violations. The order is a formal action by the FDIC and DFI requiring the Bank to take corrective measures in a number of areas. No monetary penalties were assessed by the FDIC in connection with the order.
     FDIC Order: On March 10, 2008, Westsound Bank (the “Bank”) entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “FDIC order”) with the Federal Deposit Insurance Corporation, or FDIC, and the Washington Department of Financial Institutions, Division of Banks, or DFI.
     The regulators determined the Bank had engaged in unsafe or unsound banking practices, by engaging in unsatisfactory lending and collection practices, operating with inadequate management and board supervision, with less than satisfactory capital in relation to its large volume of poor quality loans and with an inadequate loan valuation reserve, and with inadequate provisions for liquidity, inadequate internal routine and control policies, and in violation of various banking laws and regulations relating to internal audits and controls, real estate appraisal and lending guidelines, and responsibilities of bank directors and officers.
     Under the terms of the FDIC order, the Bank cannot declare dividends without the prior written approval of the FDIC and the DFI. Other material provisions of the order require the Bank to: (i) review the compensation and effectiveness of Westsound Bank’s current executive officers and directors, and the structure of the board and its committees, (ii) strengthen the Bank’s board of directors’ oversight of management and operations of the Bank, (iii) improve the Bank’s internal controls, internal audit function, lending and collection policies and procedures, particularly with respect to the origination and monitoring of construction loans, (iv) maintain specified capital and liquidity ratios, and (v) prepare and submit progress reports to the FDIC and the DFI. The FDIC order will remain in effect until modified or terminated by the FDIC and the DFI.
     The order does not restrict the Bank from transacting its normal banking business. The Bank will serve its customers in all areas including making loans, establishing lines of credit, accepting deposits and processing banking transactions. All customer deposits remain fully insured to the highest limits set by FDIC. The FDIC and DFI did not impose any monetary penalties.
     FRB Notice: On February 14, 2008, the Federal Reserve Bank of San Francisco, or FRB, notified WSB Financial Group, Inc. (the “Company”) and the Bank that it had designated the Company and Westsound Bank to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a result of that designation neither the Company nor the Bank may appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers without notifying the FRB. In addition, neither the Company nor the Bank may make indemnification and severance payments without complying with certain statutory restrictions including prior written approval of the FRB and concurrence from the FDIC. Further, the Company is generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the holding company level), director fees, consulting expenses and other operating expenses, without notifying the FRB for prior approval of such payments.
     Capital: Although as previously reported, the Company and the Bank were “well capitalized” at September 30, 2007 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the regulatory guidelines, the FRB and the FDIC

13-3

have advised the Company and the Bank that they will no longer be regarded as ‘well capitalized’ for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order.
     Westsound Bank has been reclassified from “well capitalized” to “adequately capitalized.” As a result of this reclassification, the Bank’s borrowing costs and terms from the FRB, the FHLB and other financial institutions, as well as the Bank’s premiums to the Deposit Insurance Fund administered by the FDIC to insure bank and savings association deposits (generally up to $100,000 per customer), are expected to increase.
     Compliance Efforts: The Company and the Bank are actively engaged in responding to the concerns raised in the FDIC order, and believe that they have already addressed many of the regulators’ requirements, including the $13.3 million increase in loan loss reserves, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2007, which was filed February 1, 2008. See Part II, Item 9A(T): Controls and Procedures. The Company is also complying with the terms of the FRB notice, and has exercised its option to start deferring payments of quarterly interest on its trust preferred securities on March 15, 2008, as permitted by the indenture agreement.
     Westsound Bank has begun working with these regulatory agencies and has acted promptly on directions it has received from these agencies in the past several months, including the following actions:
•	Conducting a comprehensive review of the qualifications of management and existing staff and consideration of potential changes that may be required;

•	Engaged a management recruiting firm to conduct a nationwide search for a new chief executive officer, and identified highly qualified candidates for the position;

•	Retained an independent third party consultant to review and evaluate the loan portfolio and began implementing many of his recommendations to improve the Bank’s loan approval and loan servicing processes;

•	Added $13.9 million to total provisions for loan losses and unfunded commitments in the third quarter of 2007 and increased fourth quarter 2007 reserves by $1.7 million;

•	Strengthened collections and loss recovery teams to accelerate resolution of problem loans.

•	Began developing a capital management plan to maintain strong capital ratios;

•	Began implementing new procedures to strengthen the monitoring of lending activities with particular emphasis on monitoring individual lender/borrower relationships;

•	Initiated a review of loan documentation policy and is correcting documentation deficiencies;

•	Developed a liquidity and funds management plan to address anticipated funding needs;

•	Increasing internal controls over loan portfolio review;

•	Establishing a communications procedure for reporting progress in all areas to the FDIC and DFI.
     A number of these initiatives are complete and a number of policies and procedures have been implemented. As a result, the Bank has already acted upon several items addressed by the order.
     Our cash expenditures, including legal and accounting fees, associated with the regulatory proceedings and the pending litigation described below (see Part I, Item 3: Legal Proceedings) cannot be reasonably predicted at this time. Litigation and any potential regulatory actions or proceedings can be time-consuming and expensive and could divert management time and attention from our business, which could have a material adverse effect on our

13-4

revenues and results of operations. The adverse resolution of any specific lawsuit or potential regulatory action or proceeding could have a material adverse effect on our business, results of operations, and financial condition.
     Changes in the Mortgage Lending Industry and Real Estate Market. Like other mortgage lenders throughout the country, the residential mortgage lending division of Westsound Bank is operating in a challenging market environment today for institutions engaged in real estate-based lending and mortgage banking activities, making it more difficult or expensive to sell mortgage loans, particularly so-called jumbo or nonconforming loans which are loans over $417,000.
     The Bank’s management has identified some deterioration in certain of its construction loans in particular, and is reassessing its lending relationships with some of these borrowers. Generally, these loans are secured by single-family homes, completed and listed or to be listed for sale or under construction. The homes are generally custom-type homes in higher-end areas with views or other amenities rather than tract or production homes. Many of these loans were originally underwritten based on a commitment letters from large national mortgage lenders, to provide a take-out loan for long-term financing of the completed home under programs which did not require the borrowers to document their income with pay stubs, tax returns or other supporting documentation. These so-called “stated income” loan programs are no longer offered by those lenders, and their commitment letters may not be legally binding . Westsound Bank stopped making these types of loans in April, 2007.
     While the economy generally remains strong in our west Puget Sound market, the housing market is slow, with weaker demand for housing, higher inventory levels and longer marketing times. The Seattle Times recently reported though that the median price of single family homes in this market remained comparable to a year ago. As a result of the recent deterioration in the local housing market, the current problems in the mortgage banking and lending market and the issues we have identified with respect to certain residential construction loans, as well as some commercial real estate, C&I and other loans, the Company determined that it would record provisions for loan losses for the quarters ending September 30, 2007 and December 31, 2007. Weakness in the local housing market is expected to continue in the near term, and the situation could deteriorate further before the market stabilizes.
     The Company has repurchased three real estate loans totaling $1,465,590 in the past several months, under the terms of the loan sale agreements which generally allow the purchaser to require us to repurchase loans upon which the borrower has defaulted or paid off within several months after the closing of the sale. A number of mortgage loans previously sold by the Company remain subject to repurchase under such provisions if the borrower has defaulted. See “—Financial Condition — Loans, Contingent Liabilities for Sold Loans” below. The reduced liquidity in the secondary mortgage market and availability in take-out lending programs have also impacted the market value and anticipated gains and servicing income related to our mortgage loans held-for-sale.
     Deposits. As of March 18, 2008 and December 31, 2007, we had $123.0 million and $117.4 million, respectively, of deposits from wholesale sources, including brokered deposits and Internet certificates of deposit. See Note 3 to the Company’s unaudited consolidated financial statements for more information on the Company’s deposits. Management has developed and is implementing strategic advertising campaigns and promotions to attract and maintain core deposits and reduce its recent reliance on wholesale funding sources which are generally more rate-sensitive and considered a less stable funding source than local retail deposit relationships, or so-called core deposits. As described above (see “—Capital Resources”), as a result of the FDIC order the Bank is subject to regulatory limitations with respect to its wholesale sourcing of deposits.
     Downsizing of Mortgage Division. The Company previously announced its decision to downsize its mortgage division and eliminate 33 positions in this division, generating estimated pre-tax charges of $87,500 and $52,580, respectively, in the third and fourth quarters of 2007. The Company continues to make residential mortgage loans with its reduced staff.
     Gain on Land Sale. The Company recently sold a tract of undeveloped land that it had originally acquired for a future headquarters site, and that had been targeted for sale by the Company since it purchased its current headquarters site in downtown Bremerton. The Company recognized a gain of $412,478 in the fourth quarter on the sale, which closed on October 9, 2007.

13-6

     The Company and Westsound Bank remain adequately capitalized under regulatory guidelines, as of December 31, 2007, following the additional provisions for loan losses described above, and management believes the Company has sufficient capital resources and liquidity to be able to continue its normal business operations. See “—Capital Resources” and “Liquidity” below.
Key Factors in Evaluating Financial Condition and Results of Operations
     As a bank holding company, we focus on a number of key factors in evaluating our financial condition and results of operations including:
•	Return on Average Equity;

•	Return on Average Assets;

•	Asset Quality;

•	Asset Growth;

•	Capital and Liquidity;

•	Net Interest Margin; and

•	Operating Efficiency.
     Return on Average Equity. Our return to our shareholders is measured in the form of return on average equity, or ROE. Our net income for the year ended December 31, 2007 decreased 233.9% to a net loss of $5.2 million compared to net income of $3.9 million for the year ended December 31, 2006. Net income decreased due to the significant additions to the allowance for loan losses in the third and fourth quarters of 2007. Basic earnings per share, or EPS, decreased to $(0.93)for the year ended December 31, 2007 compared to $1.35 for the year ended December 31, 2006. Diluted EPS decreased to $($0.93) for the year ended December 31, 2007 compared to $1.18 for the year ended December 31, 2006. Our net loss drove our ROE to (8.35%) for the year ended December 31, 2007 compared to 19.6% for the year ended December 31, 2006.
     Return on Average Assets. Our return on average assets, or ROA, for the year ended December 31, 2007 was (1.17%)% compared to 1.28% for the year ended December 31, 2006.
     Asset Quality. For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of nonperforming loans and assets as a percentage of total loans and total assets, and net charge-offs as a percentage of average loans. These measures are key elements in estimating the future earnings of a financial institution. We had $25,322,000 in non-performing loans as of December 31, 2007 compared to $219,000 at December 31, 2006. Non-performing loans as a percentage of total loans were 6.36% as of December 31, 2007 compared to 0.06% at December 31, 2006. For the year ended December 31, 2007 net charge-offs to average loans were 0.01%, as compared to no net charge-offs for the year ended December 31, 2006.
     Asset Growth. Because revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact on increasing net income and EPS. The majority of our assets are loans, and the majority of our liabilities are deposits, and therefore the ability to generate loans and deposits are fundamental to our asset growth. Total assets increased 26.5% during 2007 from $386.8 million as of December 31, 2006 to $489.3 million as of December 31, 2007. Total deposits increased 33.8% to $421.4 million as of December 31, 2007 compared to $315.0 million as of December 31, 2006. Net loans increased 19.5% to $393.4 million as of December 31, 2007 compared to $340.2 million as of December 31, 2006.
     Capital and Liquidity. Maintaining adequate capital levels in light of our rapid growth has been one of our primary areas of focus. Our average equity to average assets has increased from 6.5% for 2006 to 14.0% for 2007.

13-7

We monitor liquidity levels to ensure we have adequate sources available to fund our loan growth. The key measure we use to monitor liquidity is the net loan to deposit ratio. At December 31, 2007 the net loan to deposit ratio had decreased to 93.4%, down from 108.0% at December 31, 2006.
     Net Interest Margin. Our net interest margin decreased to 4.62% for 2007 compared to 5.65% for 2006.
     Operating Efficiency. Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. Our efficiency ratio (operating expenses divided by net interest income plus non-interest income) increased to 67.6% for 2007 compared to 65.3% for 2006.
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
     Although we believe the levels of the allowance as of December 31, 2007, are adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.
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

13-8

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
     We adopted SFAS 123R using a modified prospective approach. Under the modified prospective approach, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Compensation expense, net of estimated forfeitures, for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost calculated in prior periods.
     We have granted nonqualified and qualified stock options under our Stock Option Plan prior to 2006. We granted options for 24,000 shares in 2007. Our stock options for employees include a service condition that relates only to vesting. The stock options generally vest over five years at the rate of 20% per year. Compensation expense is amortized on a straight-line basis over the vesting period of the award.
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

13-9

consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense, and other operating expenses.
Financial Overview for the Years Ended December 31, 2007 and 2006

	2007	2006	Increase (Decrease)
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$37,396	$28,342	$9,054
Interest expense	17,514	11,785	5,729

Net interest income	19,882	16,557	3,325
Provision for loan losses	15,879	1,523	14,356

Net interest income after provision for loan losses	4,003	15,034	(11,031)
Non-interest income	4,531	4,672	(141)
Non-interest expense	16,494	13,854	2,640

Income before provision for income taxes	(7,960)	5,852	(13,812)
Provision for income taxes	(2,760)	1,967	(4,727)

Net income	$(5,200)	$3,885	$(9,085)

Earnings per share — basic	$(0.93)	$1.35	$(2.28)

Earnings per share — diluted	$(0.93)	$1.18	$(2.11)

     The Company reported a net loss of $5.2 million or $0.93 loss per diluted share for the year ended December 31, 2007 as compared to net income of $3.9 million or $1.18 diluted earnings per share for the year ended December 31, 2006. The loss is attributable to a $15.9 million provision for loan losses during the year ended December 31, 2007, compared to a $1.5 million provision during the year ended December 31, 2006. Our return on average equity was (8.35)% and our return on average assets was (1.17)% for the year ended December 31, 2007, compared to 19.6% and 1.28%, respectively for the year ended December 31, 2006.
     Net Interest Income and Net Interest Margin. The $3.3 million, 20.1% increase in net interest income for the period was due to (i) an increase in interest income of $9.1 million, reflecting the effect of a $137.8 million increase in average interest-earning assets offset by (ii) an increase in interest expense of $5.7 million. Average interest-earning assets increased $137.8 million with interest income increasing $9.1 million and interest expense increasing $5.7 million. Average interest-bearing liabilities increased $92.6 million.
     The average yield on our interest-earning assets was 8.68% for fiscal 2007 compared to 9.68% for 2006, a decrease of 1.00%. The decrease in the average yield on our interest-earning assets primarily resulted from the increase in non-accruing loans and interest reversals.
     The cost of our average interest-bearing liabilities increased to 5.01% for the year ended December 31, 2007 from 4.59% for fiscal 2006. In addition to broad increases in the average rates paid by Westsound Bank on deposit balances, the increase was the result of a change in the mix of deposits toward higher-paying time deposits.
     Our average rate on our interest-bearing deposits increased 0.45% from 4.50% during the year ended December 31, 2006 to 4.95% for the year ended December 31, 2007, reflecting the change in the mix of deposits toward higher-paying time deposits. Our average rate on total deposits (including non-interest bearing deposits) increased to 4.57% for the year ended December 31, 2007 from 4.08% for 2006.
     The 103 basis point decrease in our net interest margin, which decreased to 4.62% for the year ended December 31, 2007 from 5.65% for 2006, was due to our higher cost of funding and the decrease in earning assets yield.
     The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

13-10

	Year Ended December 31, 2007			Year Ended December 31, 2006
			Average			Average
			Yield			Yield
	Average		or	Average		or
	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in thousands)
Assets

Interest-earning assets:
Loans(1)(2)(3)	$401,109	$35,958	8.96%	$276,865	$27,634	9.98%
Investment securities — Taxable	6,598	316	4.79%	6,363	265	4.16%
Investment securities — Non-taxable(3)	1,815	76	4.19%	1,823	76	4.17%
Federal funds sold	17,732	879	4.96%	5,915	282	4.77%
Other investments(4)	3,400	167	4.91%	1,876	85	4.53%

Total interest-earning assets	430,654	37,396	8.68%	292,842	28,342	9.68%
Non-earning assets:
Cash and due from banks	5,784			6,272
Unearned loan fees	(1,175)			(489)
Allowance for loan losses	(7,781)			(3,257)
Other assets	15,620			8,748

Total assets	$443,102			$304,116

Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$7,542	$77	1.02%	$11,682	$71	0.61%
Money market	99,941	4,486	4.49%	114,527	5,157	4.50%
Savings	7,802	295	3.78%	3,844	59	1.53%
Time certificates of deposit	226,050	12,052	5.33%	117,400	5,857	4.99%

Total interest-bearing deposits	341,335	16,910	4.95%	247,453	11,144	4.50%
Short-term borrowings	24	1	4.17%	1,323	75	5.67%
Junior subordinated debt	8,248	603	7.31%	8,248	566	6.86%

Total interest-bearing liabilities	349,607	17,514	5.01%	257,024	11,785	4.59%
Non-interest-bearing liabilities
Demand deposits	28,426			25,736
Other liabilities	2,815			1,526

Total liabilities	380,848			284,286
Stockholders’ equity	62,254			19,830

Total liabilities and stockholders’ equity	$443,102			$304,116

Net interest income		$19,882			$16,557

Net interest spread(5)			3.67%			5.09%
Net interest margin			4.62%			5.65%

(1)	Includes average non-accrual loans of $1,518,000 at December 31, 2007 and $50,000 at December 31, 2006.

(2)	Loan fees of $4.5 million and $5.4 million are included in the yield computations for 2007 and 2006, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(4)	Includes interest-bearing deposits with correspondent banks.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

13-11

The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year Ended December 31, 2007
	Compared to Year
	Ended December 31, 2006
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$8,324	$(2,814)	$12,401	$(1,263)
Investment securities — taxable	51	40	10	1
Investment securities — non-taxable	0	0	0	0
Federal funds sold	597	11	563	23
Other investments	82	7	69	6

Total interest income	9,054	(2,756)	13,043	(1,233)
Interest expense:
Interest-bearing demand	6	48	(25)	(17)
Money market	(671)	(16)	(657)	2
Savings	236	86	61	89
Time certificates of deposit	6,195	402	5,420	373
Short-term borrowings	(74)	(20)	(74)	20
Junior subordinated debt	37	37	0	0

Total interest expense	5,729	537	4,725	467

Net interest income	$3,325	$(3,293)	$8,318	$(1,700)

     Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
     The provision for loan losses for fiscal 2007 was $15.9 million compared to $1.5 million for 2006. We experienced $337,000 of net loan charge-offs in 2007 compared to $23,000 net loan charge-offs in 2006. The provision increased significantly in the third and fourth quarters of 2007, primarily as a result of the reassessment of our mortgage loan portfolio in light of recent deterioration in the local housing market and the issues identified with respect to certain residential construction loans. See “—Recent Developments” above. Total net loans increased by $68.2 million for 2007 and $133.0 million for 2006.
     For non-performing loans and any other loan where the borrower defaults on his loan agreement, Westsound Bank intends to pursue any or all remedies available pursuant to the loan documents and applicable federal and state laws, including foreclosure and pursuit of deficiencies.
     Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended December 31,
	2007	2006	Increase (Decrease)
	(In thousands)
Service charges and other income	$1,686	$1,189	$497
Loan brokerage and referral fees	1,363	1,574	(211)
Net gain/(loss) on sale of loans	1,482	1,909	(427)

Total non-interest income	$4,531	$4,672	$(141)

     The $141,000 or 3.0% decrease in total non-interest income during the year ended December 31, 2007 was primarily influenced by the decrease in gains on sale of loans.

13-12

     Non-Interest Expense. The following tables present, for the periods indicated, the major categories of non-interest expense, which represent a re-classification of certain categories as presented in our consolidated financial statements and related notes appearing elsewhere in this report:

	Year Ended December 31,
	2007	2006	Increase (Decrease)
	(In thousands)
Salaries, wages and employee benefits	$9,486	$9,258	$228
Occupancy, equipment and depreciation	1,767	1,462	305
Data and item processing	698	512	186
Advertising expense	180	215	(35)
Printing, stationery and supplies	191	219	(28)
Telephone expense	111	111	0
Postage and courier	155	132	23
Legal fees	301	45	256
Director fees	321	303	18
Business & occupation taxes	344	274	70
Accounting and audit fees	254	77	177
Consultant fees	216	64	152
OREO losses and expenses, net	266	0	266
Provision for unfunded credit losses	361	0	361
Other	1,843	1,182	661

Total non-interest expense	$16,494	$13,854	$2,640

     The $2.6 million or 19.1% increase in non-interest expense for the year ended December 31, 2007 is primarily attributable to the increase in allowance for unfunded credit losses, OREO losses and expense, and public reporting fees and costs. We added $361,000 for unfunded credit losses for fiscal 2007. We also wrote down several OREO properties by $38,715.
     Provision (Benefits) for Income Taxes. We recorded a tax benefit of $2.8 million for 2007 compared to a $2.0 million provision for the prior year. Our effective tax rate was approximately 34.7% for 2007 and 33.6% for 2006. Any difference from the expected rate in either periods was largely due to the non-taxable nature of income from municipal securities.
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

13-13

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
     The cost of our average interest-bearing liabilities increased to 4.59% for the year ended December 31, 2006 from 3.4% for fiscal 2005. In addition to broad increases in the average rates paid by Westsound Bank on deposit balances, the increase was the result of a change in the mix of deposits toward higher-paying time deposits, as well as the addition of our junior subordinated debt.
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

	Fiscal Year Ended December 31,
	2006			2005
			Average			Average
			Yield			Yield
	Average		or	Average		or
	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in thousands)
Assets

Interest-earning assets:
Loans(1)(2)(3)	$276,865	$27,634	9.98%	$161,357	$15,088	9.35%
Investment securities — taxable	6,363	265	4.16%	5,003	202	4.04%
Investment securities — non-taxable(3)	1,823	76	4.17%	1,736	62	3.57%
Federal funds sold	5,915	282	4.77%	8,938	295	3.30%
Other investments(4)	1,876	85	4.53%	1,051	46	4.38%

Total interest-earning assets	292,842	28,342	9.68%	178,085	15,693	8.81%

Non-earning assets:
Cash and due from banks	6,272			5,312
Unearned loan fees	(489)			(191)
Allowance for loan losses	(3,257)			(1,712)
Other assets	8,748			6,217

Total assets	$304,116			$187,711

13-14

	Fiscal Year Ended December 31,
	2006			2005
			Average			Average
			Yield			Yield
	Average		or	Average		or
	Balance	Interest	Cost	Balance	Interest	Cost
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

13-15

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

13-16

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
Financial Condition
     Our total assets at December 31, 2007, December 31, 2006 and December 31, 2005 were $489.3 million, $386.8 million and $250.0 million, respectively. Our average earning assets for the year ended December 31, 2007, and the fiscal years ended December 31, 2006 and December 31, 2005 were $430.7 million, $292.8 million and $178.1 million, respectively. Total deposits at December 31, 2007, December 31, 2006 and December 31, 2005 were $421.4 million, $315.0 million and $224.2 million, respectively.
Loans
     Our net loans at December 31, 2007, December 31, 2006 and December 31, 2005 were $393.4 million, $340.2 million, and $207.2 million, respectively, an annual increase of 15.6%, 64.2%, and 76.2% over the prior period, respectively. Net loans include loans held for sale. While we will continue to focus on our real estate lending portfolio, we intend to diversify our lending portfolio in future periods including more C&I loans. With the problems recently identified in our loan portfolio though and the decline in demand for real estate loans, which we and other community banks have focused on for growth the past several years, our rate of loan growth can be expected to decline, particularly in the near term. See “Business — Our Strategy.”
     The following table shows the amounts of loans (including loans held for sale) outstanding at the end of each of the periods indicated.

	December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Real estate loans:
Construction	$253,188	$194,709	$103,772	$41,211	$15,592
Commercial real estate	72,435	67,224	46,947	36,191	13,987
Residential real estate	53,198	63,942	43,689	24,659	13,162
Commercial & industrial loans	31,377	15,629	13,123	14,549	14,117
Consumer loans	3,719	3,235	2,484	2,202	1,942

Gross loans	413,917	344,739	210,015	118,812	58,800

13-17

	December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Allowance for loan losses	19,514	3,972	2,520	1,189	578
Deferred loan fees, net	967	559	323	0	0

Net loans	$393,436	$340,208	$207,172	$117,623	$58,222

     The following tables show the amounts of loans outstanding as of December 31, 2007, and December 31, 2006, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. In the table below, loans are classified as real estate- related if they are collateralized by real estate. The table also presents, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans.
     As of December 31, 2007:

	Maturity				Rate Structure for
	One	One			Loans Maturing Over
	Year	through	Over		One Year
	or	Five	Five		Fixed	Floating
	Less	Years	Years	Total	Rate	Rate
	(In thousands)
Real estate loans:
Construction & land development	$220,631	$21,821	$10,736	$253,188	$16,222	$16,335
Commercial real estate	5,781	10,300	56,354	72,435	14,669	51,985
Residential real estate	25,387	13,146	14,665	53,198	16,155	11,656
Commercial & industrial loans	9,538	9,615	12,224	31,377	12,947	8,892
Consumer & other loans	746	2,843	130	3,719	1,783	1,190

Total	$262,083	$57,725	$94,109	$413,917	$61,776	$90,058

     As of December 31, 2006:

	Maturity				Rate Structure for
	One	One			Loans Maturing Over
	Year	through	Over		One Year
	or	Five	Five		Fixed	Floating
	Less	Years	Years	Total	Rate	Rate
	(In thousands)
Real estate loans:
Construction & land development	$167,072	$19,077	$8,560	$194,709	$14,797	$12,840
Commercial real estate	2,473	9,469	55,282	67,224	11,658	53,093
Residential real estate	26,771	10,834	26,337	63,942	20,215	16,956
Commercial & industrial loans	7,431	4,095	4,103	15,629	4,486	3,712
Consumer & other loans	415	2,602	218	3,235	1,767	1,053

Total	$204,162	$46,077	$94,500	$344,739	$52,923	$87,654

     Concentrations. As of December 31, 2007, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate-related loans comprised 91.5% of total loans, of which approximately 66.8%, 19.1% and 14.1% were construction and land development, commercial real estate and residential real estate, respectively.
     Additionally, as of December 31, 2007, in management’s judgment, a concentration of loans existed in interest-only loans, primarily construction and development loans secured by real estate. At that date, interest-only

13-18

loans comprised 64.4% of total loans, of which approximately 84.1% were construction and land development, 8.2% were residential, 4.0% were commercial real estate, 3.5% were commercial and industrial, and 0.2% were consumer.
     Our interest-only loans are secured by real estate or in the case of commercial and industrial loans, may also be secured by other business assets, such as accounts receivable, equipment and inventory. These loans generally mature within 6 to 30 months depending on the estimated completion date of the project in the case of construction, land development, residential and commercial real estate loans. Commercial and industrial loans normally mature within 12 months. Interest-only loans bear interest at a variable or fixed rate, with accrued interest payable monthly or in the case of our construction, land development, commercial and residential mortgage loans, interest may, at borrower’s option be accrued and paid upon completion of the project. We monitor our interest-only loans for collectibility through our credit underwriting policies and procedures which are described below under “Business — Our Business Activities — Lending,” by taking prompt action if any required payments are not made, and by requiring our lending staff to monitor and provide progress reports to senior management periodically with respect to the percentage of completion of the project, borrower’s project costs to date and any variance from the budget established for the project, and the performance by borrower of all other financial and other loan covenants. As of December 31, 2007, we did not have any option ARMs or negative amortizing loans.
     The following table shows the amounts of our interest-only loans in each loan category at the end of the periods indicated.

	December 31,	December 31,
	2007	2006
	(In thousands)
Real estate loans:
Construction & land development loans
Interest only	$224,105	$168,804
Principal and interest	29,083	27,582
Commercial real estate loans
Interest only	10,596	13,669
Principal and interest	61,839	67,081
Residential real estate loans
Interest only	21,778	24,762
Principal and interest	31,420	23,918
Commercial & industrial loans
Interest only	9,329	4,623
Principal and interest	22,048	12,114
Consumer and other loans
Interest only	589	258
Principal and interest	3,130	1,928

Total	$413,917	$344,739

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

13-19

than 90 days past due and still accruing interest, including those loans that have been restructured, and other real estate owned, which we refer to as OREO:

	December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Non-accrual loans	$24,923	$219	$128	$100	$—
Accruing loans past due 90 days or more	399	—	—	—	—

Total non-performing loans (NPLs)	25,322	219	128	$100	—
Other real estate owned	983	—	—	30	30

Total non-performing assets (NPAs)	$26,305	$219	$128	$130	$30

Selected ratios
NPLs to total loans	6.12%	0.06%	0.06%	0.09%	0.00%
NPAs to total assets	5.38%	0.06%	0.05%	0.09%	0.04%
     Our levels of non-performing loans and OREO property increased significantly in the year ended December 31, 2007, primarily as a result of the reassessment of our mortgage loan portfolio in light of recent deterioration in the local housing market and the issues identified with respect to certain residential construction loans. See “Recent Developments” above.
     OREO Properties. We had $983,411 of OREO property at December 31, 2007, and no OREO property at December 31, 2006 and December 31, 2005.
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
     In determining whether or not a loan is impaired, we apply our normal loan review procedures on a case-by-case basis taking into consideration the circumstances surrounding the loan and borrower, including the collateral value, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to the principal and interest owed and the length of the delay. We measure impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent, less estimated selling costs. Loans for which an insignificant shortfall in amount of payments is anticipated, but where we expect to collect all amounts due, are not considered impaired. The following table summarizes our impaired loans:

13-20

	Year Ended December 31,
	2007	2006
Impaired Loans
Balance at end of period (1)	$25,437,668	$—

Total related allowance for losses	$5,009,141	$—

Average investment in impaired loans	$7,375,426	$—

Interest income recognized on impaired loans	$1,254,832	$—

Interest income received on impaired loans	$1,094,351	$—

(1)	Includes $11.8 million non-accrual loans.
     As a separate categorization, any troubled debt restructurings are defined as loans that we have agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments.
     We had $25,437,668 impaired loans at December 31, 2007, and no material impaired loans at December 31, 2006 or December 31, 2005.
     At December 31, 2007, we had no loans not disclosed above as non-accrual loans, as to which we had serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in disclosure of these loans as non-accrual loans.
     Loan Commitments. Many of our lending relationships contain funded and unfunded elements. The funded portion is reflected on our balance sheet. For lending relationships carried at historical cost, the unfunded component of these commitments is not recorded on our balance sheet until a draw is made under the credit facility; however, a reserve is established for probable losses. At December 31, 2007 we had a reserve balance of $465,000 for allowance for unfunded credit losses and $103,600 at December 31, 2006.
     Legally binding commitments to extend credit generally have specified rates and maturities. Certain of these commitments have adverse change clauses that help to protect us against deterioration in the borrowers’ ability to pay.
     As of December 31, 2007 and December 31, 2006, our unfunded commitments totaled $81,610,000 and $110,907,000 respectively.
     Contingent Liabilities for Sold Loans. In the ordinary course of business, the Bank sells loans without recourse that may have to be subsequently repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults, breach of representation or warranty, delinquencies and fraud. When a loan sold to an investor without recourse fails to perform according to its contractual terms, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, the Bank has no commitment to repurchase the loan. The Bank has recorded no reserve to cover loss exposure related to these guarantees. The Company has repurchased one real estate loan totaling $750,000 in the fourth quarter 2007 and two loans for $715,590 during the first quarter 2008.
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

13-21

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
     Our provision for loan losses and levels of impaired loans and non-accrual loans increased significantly in the year ended December 31, 2007, primarily as a result of the reassessment of our mortgage loan portfolio in light of recent deterioration in the local housing market and the issues identified with respect to certain residential construction loans. See “Recent Developments” above.
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
     General Allowances. We perform a portfolio segmentation based on risk grading. Credits are rated into different categories (Grades 1-7), with a percentage of the portfolio, based on grade, allocated to the allowance. The loss factors for each risk grade are determined by management based on management’s overall assessment of the overall credit quality at month end taking into account various quantitative and qualitative factors such as trends of past due and non-accrual loans, asset classifications, loan grades, collateral value, historical loss experience and economic conditions. The first three grades, grade 3 of which is divided into four subcategories, are considered satisfactory or “Pass,” except for 3-d for “watch” loans requiring special monitoring. The other four grades range from a “Special Mention” category to a “Loss” category. For a discussion of these four grades, see “Business — Credit Policies”.
     The following table sets forth the activity in our allowance for loan losses for the periods indicated:

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$3,972	$2,520	$1,189	$578	$351
Loans charged off
Real estate loans:
Construction	69	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential real estate	156	—	—	—	20
Commercial & industrial loans	88	21	—	—	—
Consumer loans	26	4	1	22	—

Total	339	25	1	22	20
Recoveries:
Real estate loans:
Construction	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential real estate	—	—	—	—	13
Commercial & industrial loans	—	2	1	—	12
Consumer loans	2	—	—	1	—

Total	2	2	1	1	25
Net loan charge-off (recovery)	337	23	—	21	(5)
Reclassification of unfunded credit commitments to other liabilities	—	(48)	(20)	(22)	(8)
Provision for loan losses	15,879	1,523	1,351	654	230

Ending balance	$19,514	$3,972	$2,520	$1,189	$578

Loans	$413,917	$344,739	$210,015	$118,812	$58,800
Average loans	401,198	276,865	161,357	82,118	47,535
Non-performing loans	25,322	219	128	100	—
Selected ratios:
Net charge-offs to average loans	0.08%	0.01%	0.00%	0.03%	(0.01)%

13-22

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Provision for loan losses to average loans	3.96%	0.55%	0.84%	0.80%	0.48%
Allowance for loan losses to loans outstanding at end of period	4.71%	1.15%	1.20%	1.00%	0.98%
Allowance for loan losses to non-performing loans	77.1%	1813.7%	1968.8%	1189.0%	N/A
     Our construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. We also finance contractors, including a number of small builders and individuals, on a speculative basis. Construction loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower’s ability to complete the project within budget, the borrower’s ability to generate cash to service the loan (by selling or leasing the project), and the value of the collateral depends on project completion when market conditions may have changed. For these reasons, a higher allocation is justified in this loan category.
     Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some industrial properties. Loans on properties are generally underwritten at a loan to value ratio of less than 80% with a minimum debt coverage ratio of 1.2 times. Our grading system allows our loan portfolio, including real estate, to be ranked across three “Pass” risk grades. Generally, the real estate loan portfolio is risk rated “3 – Pass,” except a number of the residential construction loans which have been downgraded to 3-d, Watch, 4 – Special Mention, 5 – Substandard or for several loans, 6 – Doubtful. The risk rated reserve factor increases with each grade increase, and the general real estate portfolio grade of “4” is more reflective of the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk. Accordingly, a greater allowance allocation is provided on commercial real estate loans.
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

	December 31,
	2007		2006		2005		2004		2003
		Percent of		Percent of		Percent of		Percent of		Percent of
		Loans in		Loans in		Loans in		Loans in		Loans in
		Each		Each		Each		Each		Each
	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category
	of the	to Total	of the	to Total	of the	to Total	of the	to Total	of the	to Total
	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans
	(Dollars in Thousands)
Construction & land development	$1,860	61.2%	$1,460	56.5%	$778	49.4%	309	34.7%	$117	26.5%
Commercial real estate	601	17.5%	504	19.5%	352	22.4%	271	30.5%	105	23.8%
Residential real estate	143	12.9%	160	18.5%	109	20.8%	62	20.8%	33	22.4%
Commercial & industrial loans	149	7.6%	117	4.5%	98	6.2%	109	12.2%	106	24.0%
Consumer loans	42	0.9%	32	0.9%	25	1.2%	22	1.9%	19	3.3%

Direct and Unallocated	$16,719		$1,698		$1.157		$416		$198

Total	$19,514	100.0%	$3,972	100.0%	$2,520	100.0%	$1,189	100.0%	$578	100.0%

     The principal sources of guidance on accounting for allowances in a loan portfolio under GAAP are SFAS 5 and SFAS 114. In addition guidance given in SFAS 118 and Staff Accounting Bulletin No. 102 will be utilized and implemented as applicable.
     Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic, other conditions and trends, we have established a portion of the allowance for loan losses based on our evaluation of these risks. This portion of our allowance is determined

13-23

based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, the experience level of our lending officers and staff, and the quality of our credit risk management. This portion of our allowance has increased in recent years primarily as a result of our loan growth and because a relatively high percentage of our loans are unseasoned. At December 31, 2007, 85.1% of our total loan portfolio consisted of loans booked in the last two years, including loan renewals. This risk portion of the allowance for loan losses increased from the prior period due to the reassessment of loans. As of December 31, 2007, this risk portion of the allowance for loan losses was $3,175,000 or 16.3% of the total allowance, compared with $1,625,000 or 40.9% of the total allowance as of December 31, 2006.
Investments
     The carrying value of our investment securities totaled $8.8 million at December 31, 2007, $8.2 million at December 31, 2006 and $8.2 million at December 31, 2005. Our portfolio of investment securities during 2007, 2006 and 2005 consisted primarily of federal and state government securities.
     The carrying value of our portfolio of investment securities at December 31, 2007, 2006 and 2005 was as follows:

	Carrying Value at December 31,
	2007	2006	2005
	(In thousands)
U.S. government agencies	$6,980	$6,382	$6,327
Obligations of states and political subdivisions	1,813	1,812	1,825
Mortgage-backed securities	39	50	83
Other securities	—	—	—

Total investment securities	$8,832	$8,244	$8,235

     The following tables show the maturities of investment securities at December 31, 2007 and December 31, 2006, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

	December 31, 2007
			After One Year but		After Five Years but
	Within One Year		within Five Years		within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(Dollars in thousands)
U.S. government agencies	$998	4.52%	$5,982	4.95%	$—	—	$—	—
Obligations of states and political subdivisions	—	—	502	3.80%	1,089	4.25%	222	4.55%
Mortgage-backed securities	8	4.52%	31	4.52%	—	—	—	—
Other securities	—	—	—	—	—	—	—	—

Total available for sale	$1,006	4.52%	$6,515	4.86%	$1,089	4.25%	$222	4.55%

	December 31, 2006
			After One Year but		After Five Years but
	Within One Year		within Five Years		within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(Dollars in thousands)
U.S. government agencies	$2,298	4.59%	$3,093	4.55%	$991	6.66%	$—	—
Obligations of states and political subdivisions	—	—	246	3.80%	809	4.09%	757	4.35%
Mortgage-backed securities	6	4.64%	44	4.64%	—	—	—	—
Other securities	—	—	—	—	—	—	—	—

Total available-for-sale	$2,304	4.59%	$3,383	4.50%	$1,800	5.56%	$757	4.35%

Deposits
     Total deposits were $421.4 million at December 31, 2007 compared to $315.0 million at December 31, 2006 and $224.2 million at December 31, 2005. The increase in total deposits since December 31, 2005 is attributed primarily to our market growth and entering into new markets. Non-interest-bearing demand deposits decreased to $24.7 million, or 5.9% of total deposits, at December 31, 2007, from $26.9 million, or 8.5% of total deposits, at December 31, 2006, and from $21.8 million, or 9.8% of total deposits, at December 31, 2005. Interest-bearing deposits are comprised of money market accounts, regular savings accounts, time deposits of under $100,000 and time deposits of $100,000 or more.
     The following table shows the average amount and average rate paid on the categories of deposits for each of the periods indicated:

	Years Ended December 31,
	2007		2006		2005
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in Thousands)
Interest-bearing demand	$7,542	1.02%	$11,682	0.61%	$10,895	0.40%
Money market	99,941	4.49%	114,527	4.50%	69,722	3.97%
Savings	7,802	3.78%	3,844	1.53%	4,474	0.98%
Time certificates of deposit	226,050	5.33%	117,400	4.99%	63,576	3.37%
Non-interest bearing deposits	28,426	0.00%	25,736	0.00%	19,884	0.00%

Total	$369,761	4.57%	$273,189	4.08%	$168,551	2.97%

     Additionally, the following table shows the maturities of CDs of $100,000 or more at December 31, 2007:

December 31,
2007
(In thousands)
Due in three months or less	$37,459
Due in over three months through six months	38,605
Due in over six months through twelve months	32,092
Due in over twelve months	41,043

Total	$149,199

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
     December 31, 2007 Overview. As of December 31, 2007, our shareholders’ equity totaled $56.7 million, and our equity to asset ratio was 11.6%, compared to 15.9% as of December 31, 2006. This decrease is primarily the result of our asset growth and the net loss for the period that resulted from the additions to the allowance for loan losses.
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

13-25

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

	Regulatory Requirements
	(Greater than or equal to		Actual at December 31, 2007
	stated percentage)			WSB Financial
	Adequately Capitalized	Well Capitalized	Westsound Bank	Group, Inc.
Tier 1 leverage capital ratio	4.0%	5.0%	13.6%	13.9%
Tier 1 risk-based capital	4.0%	6.0%	15.0%	15.4%
Total risk-based capital	8.0%	10.0%	16.3%	16.7%

	Regulatory Requirements
	(Greater than or equal to		Actual at December 31, 2006
	stated percentage)			WSB Financial
	Adequately Capitalized	Well Capitalized	Westsound Bank	Group, Inc.
Tier 1 leverage capital ratio	4.0%	5.0%	19.4%	19.8%
Tier 1 risk-based capital	4.0%	6.0%	19.7%	20.2%
Total risk-based capital	8.0%	10.0%	20.9%	21.4%
     Although the Company and the Bank were “well capitalized” at December 31, 2007 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the regulatory guidelines, the FRB and the FDIC have advised the Company and the Bank that they will no longer be regarded as “well capitalized” for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order. See “Management’s Discussions and Analysis of Results of Operations and Financial Condition – Recent Developments.” There are no conditions or events since the FDIC order that management believes have changed the Bank’s category.
     The Company and Westsound Bank remain adequately-capitalized under regulatory guidelines, as of December 31, 2007, and management believes that the Company has sufficient capital resources and liquidity to be able to continue its normal business operations.
     In order to manage our capital position more efficiently, we formed WSB Financial Group Trust I, a Delaware statutory trust formed with capital of $248,000, for the sole purpose of issuing trust preferred securities. During the third quarter of 2005, WSB Financial Group Trust I issued 8,000 Capital Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $8.0 million. The entire proceeds of the issuance were invested by WSB Financial Group Trust I in $8.248 million of Junior Subordinated Deferrable Interest Debentures, or the subordinated debentures, issued by us, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of WSB Financial Group Trust I. The subordinated debentures mature on September 15, 2035, and bear an interest rate at December 31, 2007 of 7.42% (based on 3-month LIBOR plus 1.73%), with repricing occurring and interest payments due quarterly. We injected $7.9 million of the net proceeds from the sale of the subordinated debentures into Westsound Bank and retained the remaining proceeds for the needs of WSB Financial Group, Inc.
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

13-24

     Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2007 of 7.42%. For each successive period beginning on March 15 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 1.73%. WSB Financial Group Trust I has the option to defer payment of the distributions for a period of up to five years, as long as we are not in default on the payment of interest on the subordinated debentures. We have guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, our investment in the trust is accounted for under the equity method and is included in other assets on the accompanying consolidated balance sheet. The subordinated debentures issued and guaranteed by us and held by the trust are reflected on our consolidated balance sheet in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification may be subject to future change.
     On February 25, 2008, the Company elected to defer payment of interest on the Junior Subordinated Debt Securities for the interest payment due March 15, 2008, as permitted by the indenture agreement. This election was the result of the notification by the Federal Reserve Bank of San Francisco, or FRB that the Company and the Bank had been designated to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a result of that designation, the Company is generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the hold company level) without notifying the FRB for prior approval of such payments.
Contractual Obligations
     The following table sets forth our significant contractual obligations at December 31, 2007:

		Payments Due by Period
		Less
		Than			After
		1	1-3	3-5	5
Contractual Obligations	Total	Year	Years	Years	Years
	(In Thousands)
Junior subordinated deferrable interest debentures	$8,248	$—	$—	$—	$8,248
Time certificates of deposit	294,826	205,932	70,365	18,529	—
Operating lease obligations	887	294	514	79	—

Total	$303,961	$206,226	$70,879	$18,608	$8,248

     The following table sets forth our other significant commitments at December 31, 2007:

		Amount of Commitment Expiration Per
		Period
		Less
	Total	Than			After
	Amounts	1	1-3	3-5	5
Other Commitments	Committed	Year	Years	Years	Years
	(In Thousands)
Commitments to extend credit	$78,580	$72,024	$6,556	$—	$—
Credit cards	2,315	—	2,315	—	—
Standby letters of credit	715	715	—	—	—

Total	$81,610	$72,739	$8,871	$—	$—

     The Company may incur liabilities under certain contractual agreements contingent upon the occurrence of certain events. A discussion of these contractual arrangements under which the Company may be held liable is included above under “—Financial Condition — Loans, Contingent Liabilities for Sold Loans.”

13-27

Liquidity
     The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of its operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. We have borrowing lines at correspondent banks totaling $20.0 million. Our credit line of $16.0 million with the FHLB has been placed on hold until FHLB completes its credit analysis of the Bank and will probably be collateral dependent. As of December 31, 2007 we had $7.2 million in securities available to be sold or pledged to the FHLB.
     We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60 to 90 days. At December 31, 2007, we had approximately $75.7 million in liquid assets comprised of $66.9 million in cash and cash equivalents (including fed funds sold of $56.9 million), and $8.8 million in available-for-sale securities.
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
     Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Increases in net loans for the year ended December 31, 2007, and the years ended December 31, 2006 and 2005, were $53.2 million, $133.0 million, and $89.5 million, respectively. Investment securities were $8.8 million at December 31, 2007, and $8.2 million at December 31, 2006. At December 31, 2007 we had outstanding loan commitments of $80.9 million and outstanding letters of credit of $715,000. We anticipate that we will have sufficient funds available to meet current loan commitments.
     Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the year ended December 31, 2007, and the years ended December 31, 2006 and 2005, deposits increased by $106.4 million, $90.9 million and $100.6 million, respectively. During the year ended December 31, 2006, net proceeds from our initial public offering provided an additional $40.2 million cash. During the year ended December 31, 2005, proceeds from the issuance of cumulative trust preferred securities provided an additional $8.0 million cash.
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

13-28

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
     At December 31, 2007, our market value of portfolio equity exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows our projected change in market value of portfolio equity for this set of rate shocks as of December 31, 2007.
Market Value of Portfolio Equity

				Percentage of
		Percentage Change	Percentage of	Portfolio Equity
Interest Rate Scenario	Market Value	from Base	Total Assets	Book Value
	(Dollars in thousands)
Up 200 basis points	$58,047	4.0%	11.9%	102.34%
Up 100 basis points	57,172	2.5%	11.7%	100.80%
BASE	55,798	—	11.4%	98.37%
Down 100 basis points	56,182	0.7%	11.5%	99.05%
Down 200 basis points	55,362	(0.8)%	11.3%	97.61%
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
     Net Interest Income Simulation. In order to measure interest rate risk at December 31, 2007, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income forecast using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and to the same extent as the change in market rates according to their contracted index. Some loans and investment vehicles include the opportunity of prepayment (embedded options), and accordingly the simulation model uses national indexes to

13-29

estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.
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
     For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. At December 31, 2007, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.
Sensitivity of Net Interest Income

				Net Interest
				Margin Change
	Adjusted Net	Percentage Change	Net Interest	(in basis
Interest Rate Scenario	Interest Income(1)	from Base	Margin Percent(1)	points)
	(Dollars in thousands)
Up 200 basis points	$15,111	8.0%	3.30%	24
Up 100 basis points	14,584	4.2%	3.19%	13
BASE	13,993	—	3.06%	—
Down 100 basis points	13,296	(5.0)%	2.91%	(15)
Down 200 basis points	12,746	(8.9)%	2.79%	(27)

(1)	These percentages are not comparable to other information discussing the percent of net interest margin since the income simulation does not take into account loan fees.
     Gap Analysis. Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.
     The following table sets forth the distribution of re-pricing opportunities of our interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest-earning assets to cumulative interest-bearing liabilities and the cumulative gap as a percentage of total assets and total interest-earning assets as of December 31, 2007. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

13-30

	December 31, 2007
	Amounts Maturing or Re-pricing in
		Over	Over
		3	1
	3	Months	Year
	Months	to	to	Over
	or	12	5	5	Non-
	Less	Months	Years	Years	Sensitive(1)	Total
	(Dollars in thousands)
Assets

Cash and due from banks	$2,425	$—	$—	$—	$7,601	$10,026
Federal funds sold	56,900	—	—	—	—	56,900
Investment securities	1,393	2,305	4,246	785	103	8,832
Loans	180,842	117,258	75,436	15,440	23,974	412,950
Other assets(2)	567	—	—	—	58	625

Total assets	$242,127	$119,563	$79,682	$16,225	$31,736	$489,333

Liabilities and Stockholders’ Equity

Non-interest-bearing demand deposits	$—	$—	$—	$—	$24,711	$24,711
Interest-bearing demand, money market and savings	12,195	36,583	47,754	5,376	—	101,908
Time certificates of deposit	78,237	127,846	76,462	12,431	(150)	294,826
Short-term debt	—	—	—	—	—	—
Long-term debt	8,248	—	—	—	—	8,248
Other liabilities	—	—	—	—	2,920	2,920
Stockholders’ equity	—	—	—	—	56,720	56,720

Total liabilities and stockholders’ equity	$98,680	$164,429	$124,216	$17,807	$84,201	$489,333

Period gap	143,447	(44,866)	(44,534)	(1,582)	(52,465)
Cumulative interest-earning assets	242,127	361,690	441,372	457,597
Cumulative interest-bearing liabilities	98,680	263,109	387,325	405,132
Cumulative gap	143,447	98,581	54,047	52,465
Cumulative interest-earning assets to cumulative interest-bearing liabilities	2.45	1.37	1.14	1.13
Cumulative gap as a percent of:
Total assets	29.3%	20.1%	11.0%	10.7%
Interest-earning assets	59.2%	27.3%	12.2%	11.5%

(1)	Assets or liabilities and equity which are not interest rate-sensitive.

(2)	Allowance for loan losses of $19.5 million as of December 31, 2007.
     At December 31, 2007, we had $361.7 million in assets and $263.1 million in liabilities re-pricing within one year. This means that $98.6 million more of our interest rate sensitive assets than our interest rate sensitive liabilities will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year at December 31, 2007 is 1.37. This analysis indicates that at December 31, 2007, if interest rates were to increase, the gap would result in a higher net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.

13-31

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
Recent Accounting Pronouncements
     See Note 1 of “Notes to the Consolidated Financial Statements” for a discussion of recently issued or proposed accounting pronouncements.

13-32

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Consolidated Statement of Financial Condition

Consolidated Statement of Operations

Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income (Loss)

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

13-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
WSB Financial Group, Inc.
     We have audited the accompanying consolidated statement of financial condition of WSB Financial Group, Inc. and Subsidiaries (Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WSB Financial Group, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 2 to the consolidated financial statements, the Company’s bank subsidiary has entered into Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and Washington Department of Financial Institutions.
/s/ Moss Adams LLP

Everett, Washington
March 31, 2008

13-34

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	December 31,	December 31,
	2007	2006
ASSETS
Cash and cash equivalents
Cash and due from banks	$10,026,460	$9,048,104
Federal funds sold	56,900,000	17,150,000

Total cash and cash equivalents	66,926,460	26,198,104

Investment Securities available for sale, at fair value	8,832,146	8,243,643
Federal Home Loan Bank stock, at cost	318,900	234,200
Loans held for sale	—	11,007,194
Loans	412,949,947	333,172,808
Less allowance for loan losses	(19,513,765)	(3,971,789)

Total loans, net	393,436,182	329,201,019

Premises and equipment, net	8,759,750	7,845,740
Accrued interest receivable	2,540,554	1,980,117
Other real estate owned	983,411	—
Deferred tax asset	6,496,106	827,910
Other assets	1,039,655	1,216,227

Total assets	$489,333,164	$386,754,154

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest-bearing	$24,711,246	$26,864,122
Interest-bearing	396,733,599	288,157,881

Total deposits	421,444,845	315,022,003

Accrued interest payable	1,955,434	1,108,688
Other liabilities	964,870	718,335
Junior subordinated debentures	8,248,000	8,248,000

Total liabilities	432,613,149	325,097,026

Stockholders’ equity
Common stock, $1 par value; 15,357,250 shares authorized; 5,574,853 and 5,545,673 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	5,574,853	5,545,673
Additional paid-in capital	48,223,669	48,089,861
Retained earnings	2,853,756	8,053,915
Accumulated other comprehensive income (loss)	67,737	(32,321)

Total stockholders’ equity	56,720,015	61,657,128

Total liabilities and stockholders’ equity	$489,333,164	$386,754,154

See accompanying notes.

13-35

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended December 31,
	2007	2006	2005
INTEREST INCOME
Interest and fees on loans	$35,958,390	$27,633,568	$15,088,071
Interest on investments
Taxable	316,280	265,174	201,208
Tax-exempt	75,510	75,842	61,692
Interest on federal funds sold	879,040	282,055	295,224
Other interest income	166,581	84,466	46,666

Total interest income	37,395,801	28,341,105	15,692,861

INTEREST EXPENSE
Deposits	16,910,386	11,143,894	4,997,880
Other borrowings	1,241	75,232	5,069
Junior subordinated debentures	603,017	565,486	178,529

Total interest expense	17,514,644	11,784,612	5,181,478
NET INTEREST INCOME	19,881,157	16,556,493	10,511,383
PROVISION FOR LOAN LOSSES	15,879,000	1,522,917	1,351,814

Net interest income after provision for loan losses	4,002,157	15,033,576	9,159,569

NONINTEREST INCOME
Service charges on deposit accounts	381,380	255,659	178,651
Other customer fees	789,513	878,372	605,984
Net gain on sale of loans	2,845,046	3,483,303	4,383,487
Other income	515,029	54,754	72,674

Total noninterest income	4,530,968	4,672,088	5,240,796

NONINTEREST EXPENSE
Salaries and employee benefits	9,486,241	9,257,885	7,264,567
Premises lease	328,825	338,113	246,222
Depreciation and amortization expense	824,207	611,766	371,273
Occupancy and equipment	613,537	511,886	497,093
Data and item processing	698,446	511,610	362,544
Advertising expense	180,194	214,680	183,163
Printing, stationery and supplies	191,392	218,935	213,338
Telephone expense	110,757	110,625	77,589
Postage and courier	154,911	132,320	108,799
Legal fees	301,124	44,570	28,330
Director fees	321,000	303,334	233,410
Business and occupation taxes	343,628	273,522	187,795
Accounting and audit fees	253,680	76,987	43,170
Consultant fees	216,127	63,805	44,108
OREO losses and expense, net	265,891	—	—
Provision for unfunded credit losses	361,400	—	—
Other expenses	1,841,652	1,183,523	830,836

Total noninterest expense	16,493,012	13,853,561	10,692,237

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(7,959,887)	5,852,103	3,708,128

PROVISION (BENEFIT) FOR INCOME TAXES	(2,759,728)	1,967,420	1,296,558

NET INCOME (LOSS)	$(5,200,159)	$3,884,683	$2,411,570

EARNINGS (LOSS) PER SHARE
Basic	$(0.93)	$1.35	$0.91
Diluted	$(0.93)	$1.18	$0.82

Weighted-average number of common shares outstanding	5,565,123	2,870,022	2,642,628
Weighted-average number of dilutive shares outstanding	5,565,123	3,285,622	2,925,092

See accompanying notes.

13-36

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

					Accumulated
	Common Stock		Additional		Other
	Number		Paid-In	Retained	Comprehensive
	of Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2004	2,594,485	$2,594,485	$8,441,366	$1,883,859	$(8,148)	$12,911,562

Net income				2,411,570		2,411,570

Other comprehensive loss, net of tax of $28,164					(56,229)	(56,229)

Total comprehensive income						2,355,341

Tax benefit of stock options exercised			42,670			42,670
Stock issued for director fees	16,530	16,530	135,805			152,335
Stock options exercised	84,772	84,772	245,528			330,300
Issuance of stock	26,261	26,261	187,289			213,550

Balance, December 31, 2005	2,722,048	$2,722,048	$9,052,658	$4,295,429	$(64,377)	$16,005,758

Net income				3,884,683		3,884,683

Other comprehensive income, net of tax of ($15,710)					32,056	32,056

Total comprehensive income						3,916,739

Tax benefit of stock options exercised			375,643			375,643
Fractional shares repurchased	(228)	(228)	(758)	(2,008)		(2,994)
Stock repurchases	(14,068)	(14,068)	(46,786)	(124,189)		(185,043)
Stock issued for director fees	10,473	10,473	113,460			123,933
Stock options exercised	182,448	182,448	1,003,808			1,186,256
Net proceeds from issuance of common stock in public offering	2,645,000	2,645,000	37,591,836			40,236,836

Balance, December 31, 2006	5,545,673	$5,545,673	$48,089,861	$8,053,915	$(32,321)	$61,657,128

Net loss				(5,200,159)		(5,200,159)

Other comprehensive income, net of tax of ($51,545)					100,058	100,058

Total comprehensive loss						(5,100,101)

Stock based compensation expense			26,484			26,484
Stock options exercised	29,180	29,180	107,324			136,504

Balance, December 31, 2007	5,574,853	$5,574,853	$48,223,669	$2,853,756	$67,737	$56,720,015

See accompanying notes.

13-37

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,200,159)	$3,884,683	$2,411,570
Adjustments to reconcile net (loss) income to net cash from operating activities
Provision for loan losses	15,879,000	1,522,917	1,351,814
Provision for unfunded credit losses	361,400	—	—
Provision for OREO write-down	186,312	—	—
Depreciation and amortization	824,207	611,766	371,273
Amortization (accretion) of premiums/discounts	(2,318)	6,764	10,288
Director fees paid by stock in lieu of cash	—	123,933	152,335
Excess tax benefits from stock options exercised	—	(375,643)	(42,670)
Stock based compensation	26,484	—	—
Net gain on sale of premises and equipment and OREO	(410,049)	—	—
Origination of loans held for sale	(93,986,895)	(122,304,063)	(144,919,748)
Proceeds from sale of loans held for sale	107,839,135	123,512,035	142,595,483
Net gain on sale of loans	(2,845,046)	(3,483,303)	(4,388,487)
Deferred income tax benefit	(5,719,741)	(674,367)	(511,058)
Net change in
Accrued interest receivable	(560,437)	(981,095)	(556,272)
Other assets	176,572	(226,477)	199,266
Accrued interest payable	846,746	874,514	107,370
Other liabilities	(114,865)	(625,037)	1,091,667

Net cash from operating activities	17,300,346	1,866,627	(2,127,169)

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	(82,247,717)	(132,283,986)	(84,167,657)
Purchases of investments available-for-sale	(5,745,804)	(1,000,000)	(3,841,294)
Proceeds from calls and maturities of investments available-for-sale	5,300,000	1,000,000	—
Principal repayments of mortgage-backed securities	11,222	32,490	69,688
Purchase of Federal Home Loan Bank stock	(84,700)	—	(133,000)
Proceeds from sale of other real estate owned	980,193	—	—
Purchases of premises and equipment	(2,713,201)	(2,440,783)	(3,835,657)
Proceeds from sale of premises and equipment	1,368,671	—	—

Net cash from investing activities	(83,131,336)	(134,692,279)	(91,907,920)

CASH FLOW FROM FINANCING ACTIVITIES
Net change in non-interest-bearing deposits	(2,152,876)	5,074,312	7,065,877
Net change in interest-bearing deposits	108,575,718	85,780,918	93,508,104
Proceeds from the issuance of junior subordinated debentures payable	—	—	8,248,000
Net proceeds from sale of stock	—	40,236,836	213,550
Proceeds from exercise of stock options	136,504	1,186,256	330,300
Excess tax benefit from stock options exercised	—	375,643	42,670
Fractional share payout	—	(2,994)	—
Stock repurchases	—	(185,043)	—

Net cash from financing activities	106,559,346	132,465,928	109,408,501

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,728,356	(359,724)	15,373,412
CASH AND CASH EQUIVALENTS, beginning of period	26,198,104	26,557,828	11,184,416

CASH AND CASH EQUIVALENTS, end of period	$66,926,460	$26,198,104	$26,557,828

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$16,667,898	$10,910,098	$5,074,108

Income taxes paid	$2,790,000	$2,550,000	$555,000

NON-CASH INVESTING ACTIVITIES
Real estate acquired through foreclosure in settlement of loans	$2,133,554	—	—

See accompanying notes.

13-38

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Summary of Significant Accounting Policies
     Nature of operations and basis of consolidation - On March 12, 1999, Westsound Bank (the Bank) was granted a state charter as a commercial bank whose principal activity is to engage in general commercial banking business in the Bremerton area of Kitsap County, Washington. The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Bremerton, Washington. As a Washington State chartered financial institution, the Bank is subject to regulations by the Washington State Banking Department of Financial Institutions and the Federal Deposit Insurance Corporation. Westsound Bank has branches and/or loan production offices in Bremerton, Silverdale, Port Angeles, Port Orchard, Sequim, Gig Harbor, Poulsbo, Federal Way, and Port Townsend, Washington.
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
     The consolidated financial statements include the accounts of WSB Financial Group, Inc. and its wholly owned subsidiaries, excluding the Trust, after eliminating all inter-company transactions. All share and per share information has been retroactively adjusted to reflect split effective August 15, 2006 (See Note 17).
     Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and deferred tax asset/liability.
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
     Investment securities - Investment securities are classified into one of three categories: (1) held-to-maturity, (2) available-for-sale, or (3) trading. Investment securities are categorized as held-to-maturity when the Bank has the positive intent and ability to hold those securities to maturity. Securities which are held-to-maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Bank had no securities classified as held-to-maturity as of December 31, 2007 and 2006. The Bank had no trading securities as of December 31, 2007 and 2006.

13-39

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
     Accounting for derivatives - The Company has engaged in the production of loans for sale to buyers and investors in the secondary mortgage market. These loan production activities expose the Company to risk that a loan’s market value may decline between the date the Company enters into an interest rate lock commitment with a borrower to fund a loan, or with a seller to purchase a loan, and the loan’s ultimate sale into the secondary market. The Company reduces its exposure to this risk by entering into contracts to sell loans to buyers at specified prices to hedge against the economic risk of market value declines. The Company considers its commitments to extend secondary market qualifying loans (the pipeline) with interest rate lock commitments to be derivatives, as well as its firm commitments to deliver loans, all of which are recognized at their estimated fair values. The Company had no interest rate lock commitment derivatives at December 31, 2007. The fair value and notional value of interest rate lock commitments was approximately $(6,200) at December 31, 2006. The fair value and notional amount of forward sale commitments was approximately $6,200 at December 31, 2006.

13-40

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
     The Bank considers loans impaired when it is probable the Bank will be unable to collect all amounts as scheduled under the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. Changes in these values will be reflected in income and as adjustments to the allowance for possible loan losses.
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
     The allowance is based on a continuing review of loans which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower’s ability to repay, and evaluations of the prevailing and anticipated economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available.
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
     The allowance consists of specific, classified and general condition components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An general condition component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The general condition component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

13-41

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
     Stock option plans - Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. There were 24,000 shares granted for options in 2007 and none in 2006.
     Prior to the Company’s adoption of SFAS 123(R) on January 1, 2006, employee stock options were accounted from under the intrinsic value method as allowed under Accounting Principles Board Opinion (APB) No. 25. Stock options are generally granted at exercise prices not less than the fair market value of common stock on the date of grant. Under APB No. 25, no compensation expense was recognized pursuant to the Company’s stock option plans for stock options that are granted at exercise prices not less than the fair market value of common stock on the date of grant.

13-42

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
     The pro forma effect on the Company’s earnings as a result of option issuances (determined using the minimum value method) for the year ended December 31, 2005 is as follows:

2005
Net income as reported	$2,411,570
Additional compensation for fair value of stock options, net of tax	(501,686)

Pro forma net income	$1,909,884

Basic earnings per share
As reported	$0.91
Pro forma	$0.72

Diluted earnings per share	$0.82
Pro forma	$0.65
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
     Earnings per common share have been computed based on the following:

	2007	2006	2005
Numerator
Net (loss) income	$(5,200,159)	$3,884,683	$2,411,570
Denominator
Weighted-average number of common shares outstanding	5,565,123	2,870,022	2,642,628
Incremental shares assumed for stock options (1)	—	415,600	282,464

Weighted-average number of dilutive shares outstanding	5,565,123	3,285,622	2,925,092

Basic earnings (loss) per common share	$(0.93)	$1.35	$0.91
Diluted earnings (loss) per common share (2)	$(0.93)	$1.18	$0.82

(1)	There were no anti-dilutive options at December 31, 2007, December 31, 2006, or December 31, 2005.

(2)	Excludes all stock options as anti-dilutive in periods with net losses.

13-43

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
     The components of other comprehensive income (loss) and related tax effects are as follows:

	2007	2006	2005
Unrealized holding gain (loss) on available-for-sale securities	$151,603	$47,766	$(84,393)
Tax (provision) benefit	(51,545)	(15,710)	28,164

Net-of-tax-amount	$100,058	$32,056	$(56,229)

     The components of accumulated other comprehensive income (loss), included in stockholders’ equity are as follows:

	2007	2006	2005
Unrealized holding gain (loss) on available-for-sale securities	$102,631	$(48,971)	$(96,737)
Tax (provision) benefit	(34,894)	16,650	32,360

Net-of-tax-amount	$67,737	$(32,321)	$(64,377)

     Advertising costs - Advertising costs are expensed when incurred. Total advertising expenses were $180,194, $214,680, and $183,163 in 2007, 2006, and 2005, respectively.
Recent accounting pronouncements –
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on our consolidated financial statements.

13-44

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 1 — Summary of Significant Accounting Policies (continued)
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS 158 also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS 158 is not expected to have a material impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS 159 is not expected to have a material impact on our consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The objective is to improve relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. SFAS 160 is effective for annual periods after December 15, 2008. SFAS 160 is not expected to have a material impact on our consolidated financial statements.
     In December 2007, the FASB revised SFAS No. 141, “Business Combinations” (SFAS 141(R)). SFAS 141(R) improves the completeness of the information reported about a business combination by changing the requirements for recognizing assets acquired and liabilities assumed arising from contingencies. This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their fair value. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and is not expected to have a material impact on our consolidated financial statements.
     Reclassifications – Certain amounts in the prior period financial statements have been reclassified to conform to the current year’s presentation and do not affect previously reported net income, equity, or earnings per share.

13-45

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 2 — Regulatory Actions
     FDIC Order: On March 10, 2008, Westsound Bank (the “Bank”) entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “FDIC order”) with the Federal Deposit Insurance Corporation, or FDIC, and the Washington Department of Financial Institutions, Division of Banks, or DFI.
     The regulators determined the Bank had engaged in unsafe or unsound banking practices, by engaging in unsatisfactory lending and collection practices, operating with inadequate management and board supervision, with less than satisfactory capital in relation to its large volume of poor quality loans and with an inadequate loan valuation reserve, and with inadequate provisions for liquidity, inadequate internal routine and control policies, and in violation of various banking laws and regulations relating to internal audits and controls, real estate appraisal and lending guidelines, and responsibilities of bank directors and officers.
     Under the terms of the FDIC order, the Bank cannot declare dividends without the prior written approval of the FDIC and the DFI. Other material provisions of the order require the Bank to: (i) review the compensation and effectiveness of Westsound Bank’s current executive officers and directors, and the structure of the board and its committees, (ii) strengthen the Bank’s board of directors’ oversight of management and operations of the Bank, (iii) improve the Bank’s internal controls, internal audit function, lending and collection policies and procedures, particularly with respect to the origination and monitoring of construction loans, (iv) maintain specified capital and liquidity ratios, and (v) prepare and submit progress reports to the FDIC and the DFI. The FDIC order will remain in effect until modified or terminated by the FDIC and the DFI.
     The order does not restrict the Bank from transacting its normal banking business. The Bank will serve its customers in all areas including making loans, establishing lines of credit, accepting deposits and processing banking transactions. All customer deposits remain fully insured to the highest limits set by FDIC. The FDIC and DFI did not impose any monetary penalties.
     FRB Notice: On February 14, 2008, the Federal Reserve Bank of San Francisco, or FRB, notified WSB Financial Group, Inc. (the “Company”) and the Bank that it had designated the Company and Westsound Bank to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a result of that designation neither the Company nor the Bank may appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers without notifying the FRB. In addition, neither the Company nor the Bank may make indemnification and severance payments without complying with certain statutory restrictions including prior written approval of the FRB and concurrence from the FDIC. Further, the Company is generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the holding company level), director fees, consulting expenses and other operating expenses, without notifying the FRB for prior approval of such payments.

13-46

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 2 — Regulatory Actions (continued)
     Capital: Although as previously reported, the Company and the Bank were “well capitalized” at September 30, 2007 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the regulatory guidelines, the FRB and the FDIC have advised the Company and the Bank that they will no longer be regarded as ‘well capitalized’ for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order.
     Westsound Bank has been reclassified from “well capitalized” to “adequately capitalized.” As a result of this reclassification, the Bank’s borrowing costs and terms from the FRB, the FHLB and other financial institutions, as well as the Bank’s premiums to the Deposit Insurance Fund administered by the FDIC to insure bank and savings association deposits (generally up to $100,000 per customer), are expected to increase.
     Compliance Efforts: The Company and the Bank are actively engaged in responding to the concerns raised in the FDIC order, and believe that they have already addressed many of the regulators’ requirements, including the $13.3 million increase in loan loss reserves, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2007, which was filed February 1, 2008. The Company is also complying with the terms of the FRB notice, and has exercised its option to start deferring payments of quarterly interest on its trust preferred securities on March 15, 2008, as permitted by the indenture agreement.
     Westsound Bank has begun working with these regulatory agencies and has acted promptly on directions it has received from these agencies in the past several months, including the following actions:
•	Conducting a comprehensive review of the qualifications of management and existing staff and consideration of potential changes that may be required;

•	Engaged a management recruiting firm to conduct a nationwide search for a new chief executive officer, and identified highly qualified candidates for the position which is expected to be filled by April 30, 2008 subject to regulatory approval;

•	Retained an independent third party consultant to review and evaluate the loan portfolio and began implementing many of his recommendations to improve the Bank’s loan approval and loan servicing processes;

•	Added $13.9 million to total provisions for loan losses and unfunded commitments in the third quarter of 2007 and increased fourth quarter 2007 reserves by $1.7 million;

•	Strengthened collections and loss recovery teams to accelerate resolution of problem loans.

•	Began developing a capital management plan to maintain strong capital ratios;

•	Began implementing new procedures to strengthen the monitoring of lending activities with particular emphasis on monitoring individual lender/borrower relationships;

•	Initiated a review of loan documentation policy and is correcting documentation deficiencies;

•	Developed a liquidity and funds management plan to address anticipated funding needs;

•	Increasing internal controls over loan portfolio review;

•	Establishing a communications procedure for reporting progress in all areas to the FDIC and DFI.

13-47

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 2 — Regulatory Actions (continued)
     A number of these initiatives are complete and a number of policies and procedures have been implemented. As a result, the Bank has already acted upon several items addressed by the FDIC order.
Note 3 — Investment Securities
     Amortized cost and approximate fair values of investment securities at December 31, 2007 and 2006 are summarized as follows:

		Gross	Gross Unrealized Losses
	Amortized	Unrealized	Less Than 12	12 Months or
	Cost	Gain	Months	Longer	Fair Value
December 31, 2007

Available for sale
Municipal securities	$1,810,241	$17,213	—	$(14,631)	$1,812,823
Mortgage-backed	39,136	—	—	(22)	39,114
Federal agencies	6,880,138	102,311	(457)	(1,783)	6,980,209

	$8,729,515	$119,524	$(457)	$(16,436)	$8,832,146

December 31, 2006

Available for sale
Municipal securities	$1,818,774	$7,238	—	$(14,487)	$1,811,525
Mortgage-backed	50,752	—	(551)	—	50,201
Federal agencies	6,423,088	—	(1,654)	(39,517)	6,381,917

	$8,292,614	$7,238	$(2,205)	$(54,004)	$8,243.643

     The amortized cost and estimated fair value of investment securities available for sale at December 31, 2007, by contractual maturity, are as follows:

	Available-for-sale
	Amortized Cost	Fair Value
Accounts maturing in
One year or less	$1,008,302	$1,006,570
After one year through five years	6,403,650	6,514,484
After five years through ten years	1,099,499	1,089,372
After ten years	218,064	221,720

	$8,729,515	$8,832,146

     Expected maturities will differ from contractual maturities because issuers may have the right to call obligation with or without penalties.
     There were no sales of securities available for sale in 2007, 2006, and 2005.

13-48

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 3 — Investment Securities (continued)
     Investment securities valued at $1,684,589 and $1,273,230 have been pledged at December 31, 2007 and 2006, respectively, to secure certain deposits.
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
     At December 31, 2007, five investment securities have fair values less than amortized cost and therefore contain unrealized losses. The Bank has evaluated these securities and has determined that the decline in value is temporary, and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. The Bank anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.
     The following table shows gross unrealized losses and fair value of securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

	Less than 12 Months		12 Months or More		Total
	Gross		Gross		Gross
	Unrealized		Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value
December 31, 2007

Available for sale
Municipal securities	$—		$(14,631)	$404,392	$(14,631)	$404,392
Mortgage-backed	—	—	(22)	39,114	(22)	39,114
Federal agencies	(457)	623,426	(1,783)	498,217	(2,240)	1,121,643

	$(457)	$623,426	$(16,436)	$941,723	$(16,893)	$1,565,149

December 31, 2006

Available for sale
Municipal securities	$—		$(14,487)	$945,681	$(14,487)	$945,681
Mortgage-backed	(551)	50,201	—		(551)	50,201
Federal agencies	(1,654)	2,298,110	(39,517)	3,083,806	(41,171)	5,381,916

	$(2,205)	$2,348,311	$(54,004)	$4,029,487	$(56,209)	$6,377,798

13-49

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 4 — Loans and Allowance for Loan Losses
     Loans at December 31 are summarized as follows:

	2007	2006
Real estate loans	$378,820,821	$314,869,567
Commercial and industrial loans	31,376,932	15,628,593
Individual loans for household and other personal expenditures	2,612,883	2,186,922
Other loans	1,105,922	1,046,687
Deferred fees	(966,611)	(558,961)

	$412,949,947	$333,172,808

	2007	2006	2005
Allowance for loan losses
Balances, beginning of period	$3,971,789	$2,520,323	$1,188,939
Provision for losses	15,879,000	1,522,917	1,351,814
Recoveries	2,064	1,851	524
Loans charged off	(339,088)	(24,702)	(954)

Reclassification of allowance for unfunded credit commitments to other liabilities	—	(48,600)	(20,000)

Balances, end of period	$19,513,765	$3,971,789	$2,520,323

     A summary of past due and nonaccrual loans is as follows:

	2007	2006
Total non-accrual loans	$24,923,234	$219,129

Total loans 90 days or more past due and still accruing	$399,438	—

     Provision for Loan Losses. As of September 30, 2007 and December 31, 2007, we recorded provisions for loan losses primarily related to our real estate loan portfolio following a comprehensive evaluation based on representative samplings of our entire loan portfolio conducted by our senior management and an independent consultant with expertise in analyzing loan portfolios and determining loan loss allowances, provisions and charge-offs under regulatory guidelines and generally accepted accounting principles. An additional provision for loan losses of $13.4 million or $8.5 million after-tax was recorded in the third quarter of 2007 based on the loan reviews, and an additional provision of $1.7 million, or $1.1 million after-tax, was recorded in the fourth quarter of 2007 based on management’s quarterly assessment. The recording of the 2007 loan loss provisions results in a provision for loan losses of $15.9 million for the year ended December 31, 2007.
     The Company’s provision for loan losses, levels of non-performing loans and OREO property, allowance for loan losses, levels of impaired loans and non-accrual loans increased significantly in the quarters ended September 30, 2007 and December 31, 2007, primarily as a result of the reassessment of the Company’s real estate loan portfolio in light of recent deterioration in the local housing market, the current problems in the mortgage banking and lending market and the issues we have identified with respect to certain residential construction loans, as well as some commercial real estate, C&I and other loans. The Company determined that it would record additional provisions for loan losses for the quarters ending September 30, 2007 and December 31, 2007. Weakness in the local housing market is expected to continue in the near term, and the situation could deteriorate further before the market stabilizes.
     Although the Company believes it is using the best information available to make determinations with respect to the allowance for loan losses and its current allowance for loan losses is adequate for such purposes, management reviews the loan portfolio each quarter and adjustments may be necessary in future periods if the assumptions used in making our initial determinations prove to be incorrect.

13-50

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 4 — Loans and Allowance for Loan Losses (continued)
     Impaired loans are summarized as follows:

	December 31,
	2007	2006
Impaired Loans
Balance at end of period (1)	$25,437,668	$—

Total related allowance for losses	$5,009,141	$—

Average investment in impaired loans	$7,375,426	$—

Interest income recognized on impaired loans	$1,245,832	$—

Interest income received on impaired loans	$1,094,351	$—

(1)	Includes $11.8 million non-accrual loans.
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
     The aggregate balances and activity for loans to such related parties for 2007 and 2006 are as follows:

	2007	2006
Balance at beginning of year	$7,561,384	$3,668,984
New loans or advances	2,056,363	4,710,063
Payoffs/Repayments	(3,048,864)	(817,663)

Balance at end of year	$6,568,883	$7,561,384

     The Bank held in the loan portfolio approximately $266,397,000 in interest-only loans at December 31, 2007 and $212,116,000 at December 31, 2006. These loans consist primarily of short-term real estate construction loans and land development loans.

13-51

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 5 — Premises and Equipment
     A summary of premises and equipment at December 31, 2007 and 2006 is as follows:

	2007	2006
Leasehold improvements	$505,474	$384,098
Equipment, furniture, and software	2,949,445	2,614,195
Land and buildings	7,482,389	6,436,811

	$10,937,308	$9,435,104
Accumulated depreciation	(2,177,558)	(1,589,364)

	$8,759,750	$7,845,740

     Depreciation and amortization expense was $824,207, $611,766 and $371,273 in 2007, 2006, and 2005 respectively.
     Gain on Land Sale. The Company recently sold a tract of undeveloped land that it had originally acquired for a future headquarters site, and that had been targeted for sale by the Company since it purchased its current headquarters site in downtown Bremerton. The Company recognized a gain of $412,478 in the fourth quarter on the sale, which closed on October 9, 2007.
Note 6 — Deposits
     Deposit account balances at December 31 are summarized as follows:

	2007	2006
Non-interest-bearing	$24,711,246	$26,864,122
Interest-bearing demand	12,350,558	8,810,738
Money market accounts	79,218,421	104,221,222
Savings deposits	10,338,768	3,454,168
Certificates of deposit exceeding $100,000	149,198,911	79,317,401
Certificates of deposit less than $100,000	145,626,941	92,354,352

	$421,444,845	$315,022,003

     Scheduled maturities of certificates are as follows for the years ending December 31:

2008	$205,932,482
2009	64,417,576
2010	5,946,415
2011	6,098,298
2012	12,431,081

$294,825,852

     The Bank held related party deposits of $1,404,078 and $2,210,089 at December 31, 2007 and 2006, respectively.

13-52

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 7 — Advances and Junior Subordinated Debentures Payable
     At December 31, 2007, two committed lines of credit arrangements totaling $10,000,000 each were available to the Bank from unaffiliated banks with maturities dated June 30, 2008. These lines provide for interest at the then existing federal funds rate. There were no borrowings outstanding under these credit arrangements at December 31, 2007 or 2006.
     The Bank is a member of the FHLB of Seattle. Our credit line of $16.0 million with FHLB has been placed on hold until FHLB completes its credit analysis of the Bank and will probably be collateral dependent. These borrowing must be secured by pledging of qualified loans. Borrowings generally provide for interest at the then current published rates. There were no borrowings outstanding under this credit line at December 31, 2007 or 2006.
     In order to manage the capital position more efficiently, the Company formed the Trust, a Delaware statutory trust formed with capital of $248,000, for the sole purpose of issuing trust preferred securities. During the third quarter of 2005, the Trust issued 8,000 Capital Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $8.0 million. The entire proceeds of the issuance were invested by the Trust in $8.248 million of Junior Subordinated Deferrable Interest Debentures, or the junior subordinated debentures payable, issued by the Company, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of the Trust. The subordinated debentures mature on September 15, 2035, and bear an interest rate at December 31, 2007 of 7.42% (based on 3-month LIBOR plus 1.73%), with repricing occurring and interest payments due quarterly. The Company injected $7.9 million of the net proceeds from the sale of the subordinated debentures into the Bank and retained the remaining proceeds.
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
     Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2007 of 7.42%. For each successive period beginning on March 15 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 1.73%. The Trust has the option to defer payment of the distributions for a period of up to five years, as long as we are not in default on the payment of interest on the subordinated debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, the Trust is accounted for under the equity method and is included in other assets on the accompanying consolidated statement of financial condition. The subordinated debentures issued and guaranteed by the Company and held by the Trust are reflected on the consolidated statement of financial condition in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification may be subject to future change.
     On February 25, 2008, the Company elected to defer payment of interest on the Junior Subordinated Debt Securities for the interest payment due March 15, 2008, as allowed under the Indenture. This election was the result of the notification by the Federal Reserve Bank of San Francisco, or FRB that WSB Financial Group, Inc. (the “Company”) and the Bank had been designated to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a result of that designation, the Company is generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the holding company level) without notifying the FRB for prior approval of such payments.

13-53

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 8 — Income Taxes
     The components of the provision for income taxes for 2007, 2006, and 2005 are as follows:

	2007	2006	2005
Current	$2,960,013	$2,641,787	$1,807,616
Deferred	(5,719,741)	(674,367)	(511,058)

Income tax expense (benefit)	$(2,759,728)	$1,967,420	$1,296,558

     The provision for income tax differs from that computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following:

	2007		2006		2005
		Percent of		Percent of		Percent of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income
Income tax at statutory rate	$(2,706,362)	34.0%	1,989,715	34.0%	$1,260,764	34.0%
Increase (decrease) resulting from Tax-exempt income	$(20,949)	0.3%	$(21,407)	-0.4%	$(18,237)	-0.5%
Other	(32,417)	0.4%	(888)	0.0%	54,031	1.5%

Total provision (benefit) for income tax	$(2,759,728)	34.7%	$1,967,420	33.6%	$1,296,558	35.0%

     The nature and components of the Bank’s net deferred tax asset, established at a tax rate of 34% is as follows:

	2007	2006
Deferred tax assets
Allowance for loan losses	$6,792,780	$1,385,632
Unrealized loss on securities	—	16,650
Depreciation	24,749	(9,368)
Other	287,162	(47,883)

Total deferred tax assets	7,104,691	1,345,031

Deferred tax liabilities
Deferred loan fees and costs	573,690	517,121
Unrealized gain on securities	34,895	—

Total deferred tax liabilities	608,585	517,121

Net deferred tax asset	$6,496,106	$827,910

13-54

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 8 — Income Taxes (continued)
     The Bank believes, based upon available information, that the net deferred tax asset will be realized in the normal course of operations.
     The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The Company had not recognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. The Company had no unrecognized tax benefits at January 1, 2007 and at December 31, 2007.
     The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2007 and 2006 the Company recognized no interest and penalties.
     The Company and its subsidiary file consolidated income tax returns in the U.S. Federal income jurisdiction. With few exceptions, the Company is no longer subject to U.S. Federal or state/local income tax examinations by tax authorities for years before 2004.
Note 9 — Loan Commitments and Contingent Liabilities
     Loan Commitments. Many of our lending relationships contain funded and unfunded elements. The funded portion is reflected on our balance sheet. For lending relationships carried at historical cost, the unfunded component of these commitments is not recorded on our balance sheet until a draw is made under the credit facility; however, a reserve is established for probable losses. At December 31, 2007 we had a reserve balance of $465,000 for allowance for unfunded credit losses and $103,600 at December 31, 2006.
     The following table summarizes the total unfunded, or off-balance sheet, credit extension commitment amounts by expiration date.
December 31, 2007

	Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than			After
	Committed	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)
Other Commitments
Commitments to extend credit	$78,580	$72,024	$6,556	—	—
Unused credit card lines	2,315	—	2,315	—	—
Standby letters of credit	715	715	—	—	—

Total	$81,610	$72,739	$8,871	—	—

13-55

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 9 — Loan Commitments and Contingent Liabilities (continued)
December 31, 2006

	Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than			After
	Committed	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)
Other Commitments
Commitments to extend credit	$108,309	$89,543	$18,766	—	—
Unused credit card lines	2,212	—	2,212	—	—
Standby letters of credit	386	386	—	—	—

Total	$110,907	$89,929	$20,978	—	—

     Legally binding commitments to extend credit generally have specified rates and maturities. Certain of these commitments have adverse change clauses that help to protect us against deterioration in the borrowers’ ability to pay.
     Contingent Liabilities for Sold Loans. In the ordinary course of business, the Bank sells loans without recourse that may have to be subsequently repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults, breach of representation or warranty, delinquencies and fraud. When a loan sold to an investor without recourse fails to perform according to its contractual terms, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, the Bank has no commitment to repurchase the loan. The Bank has recorded no reserve to cover loss exposure related to these guarantees. The Company has repurchased one real estate loan totaling $750,000 in the fourth quarter 2007 and two loans for $715,590 in the first quarter 2008.
Note 10 — Stockholder’s Equity and Regulatory Matters
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

13-56

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 10 — Stockholder’s Equity and Regulatory Matters (continued)
     The Bank’s actual and required capital amounts and ratios are as follows (dollars in thousands):

						To Be Well Capitalized
						Under the Prompt
			For Capital Adequacy			Corrective Action
	Actual		Purposes			Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
As of December 31, 2007
Total Risk-Based Capital (to Risk-Weighted Assets)
Consolidated	$70,364	16.7%	$33,809	≥	8.0%	NA	NA
Westsound Bank	$68,761	16.3%	$33,810	≥	8.0%	$42,262	≥ 10.0%

Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$64,900	15.4%	$33,802	≥	8.0%	NA	NA
Westsound Bank	$63,297	15.0%	$16,902	≥	4.0%	$25,353	≥ 6.0%

Tier 1 Capital (to Average Assets)
Consolidated	$64,900	13.9%	$37,299	≥	8.0%	NA	NA
Westsound Bank	$63,297	13.6%	$18,589	≥	4.0%	$23,237	≥ 5.0%

As of December 31, 2006
Total Risk-Based Capital (to Risk-Weighted Assets)
Consolidated	$74,013	21.4%	$27,655	≥	8.0%	NA	NA
Westsound Bank	$72,262	20.9%	$27,647	≥	8.0%	$34,559	≥ 10.0%

Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$69,937	20.2%	$27,657	≥	8.0%	NA	NA
Westsound Bank	$68,186	19.7%	$13,824	≥	4.0%	$20,736	≥ 6.0%

Tier 1 Capital (to Average Assets)
Consolidated	$69,937	19.8%	$28,243	≥	8.0%	NA	NA
Westsound Bank	$68,186	19.4%	$14,095	≥	4.0%	$17,619	≥ 5.0%
     Although the ratios presented above show that the Company and the Bank were “well capitalized” at December 31, 2007 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in regulatory guidelines, the FRB and the FDIC have advised the Company and the Bank that they will no longer be regarded as “well capitalized” for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order. See Note 2. There are no conditions or events since the FDIC order that management believes have changed the Bank’s category.

13-57

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 10 — Stockholder’s Equity and Regulatory Matters (continued)
     The Company and Westsound Bank remain adequately-capitalized under regulatory guidelines, as of December 31, 2007, following the additional provision for loan losses, and management believes that the Company has sufficient capital resources and liquidity to be able to continue its normal business operations.
     Federal Reserve Board Regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The minimum reserve requirement at December 31, 2007 and 2006 was $594,000 and $707,000 respectively. Also, under Washington State law, approval from the state banking regulators is required prior to declaring cash dividends.
Note 11 — Commitments
     The Bank leases space for branches and operations. These leases run for a period ranging from two to ten years and allow for established rent increases each year. All leases require the Bank to pay all taxes, maintenance and utility costs, as well as maintain certain types of insurance.
     The minimum lease payments for each of the next five years are as follows:

2008	$293,986
2009	288,790
2010	224,849
2011	78,740
2012	—
     Rent expense for 2007, 2006, and 2005 was $328,825, $338,113, and $246,222 respectively. Rental income for 2007, 2006 and 2005 was $0, $9,534, and $31,753 respectively.
     The Silverdale branch and adjacent mortgage office is leased from a Director. The lease is for ten years and commenced on October 1, 2001. The lease contains two five-year renewal options. Monthly rent expense for the Silverdale branch is approximately $6,900 per month. In 2007, the Bank paid a director $56,000 to provide consulting services related to new branch locations.
Note 12 — Employee Benefits
     Incentive stock option plan - The Company’s stockholders approved an Incentive Stock Option Plan on May 19, 1999. The purpose of the plan is to increase ownership interest in the Company by employees and directors of the Company, and to provide an incentive to serve as an employee and/or director of the Company. The stockholders originally approved 184,287 shares of common stock to the Plan. In 2002, the stockholders approved an additional allocation of 184,287 shares. The stockholders approved additional allocations of 614,290 shares in 2005 and 614,290 shares in 2004. The maximum term of a stock option granted under the plan is ten years. Incentive stock options generally vest over a five year period while non-qualified stock options generally vest immediately. The compensation cost that has been charged against income for the Plan was $26,484, $0, and $0 for 2007, 2006, and 2005, respectively. The total income tax benefit recognized in the income statement was $0 for 2007, 2006, and 2005. There was no compensation cost capitalized during 2007, 2006, or 2005.

13-58

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 12 – Employee Benefits (continued)
     The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercises and employee terminations, as separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of that analysis and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used for option awards granted were as follows:

	2007	2006	2005
Risk-free interest rate	4.74%	N/A	4.31%
Dividend yield rate	0.00%	N/A	0.00%
Weighted average expected life of options	6.5 years	N/A	5 years
     There were no grants in 2006.
     Stock option transactions are summarized in the following table. Amounts have been adjusted to reflect a 6.1429-for-1 common stock split in August 2006:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
		Price Per	Term	Intrinsic
	Options	Share	(in years)	Value
Outstanding as of December 31, 2006	940,172	$7.61
Authorized	—	—
Granted	24,000	19.00
Exercised	(29,180)	4.68
Forfeited	(47,912)	8.02

Outstanding as of December 31, 2007	887,080	$7.99	6.74	$0

Exercisable as of December 31, 2007	760,493	$7.55	6.61	$0

     The weighted average remaining terms for outstanding and exercisable stock options at December 31, 2006 were approximately 8 years each. The aggregate intrinsic value at December 31, 2007 was $0 for stock options outstanding and stock options exercisable. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. As of December 31, 2007, there was $121,000 of total unrecognized compensation cost related to stock options.

13-59

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 12 – Employee Benefits (continued)
     The intrinsic value of stock options exercised during the year ended December 31, 2007 was $363,429. The intrinsic value of stock options exercised during the year ended December 31, 2006 was $1,331,943.
     Cash received from option exercises was $136,504, $1,186,256 and $330,300 for 2007, 2006 and 2005, respectively. The actual tax benefit realized for the tax deduction from option exercise of the share-based payment arrangements total $0, $375,643 and $42,670 for 2007, 2006 and 2005, respectively.
     401(k) Plan - The Bank established a retirement savings 401(k) plan in 2002 in which all employees may participate after attaining the age of 18. The Bank may, at its sole discretion, contribute and allocate to each eligible participant’s account, a percentage of the participant’s elective deferral or it may make non-elective contributions to the participant’s accounts The Bank made contributions of $83,000, $75,000, and $46,000 in 2007, 2006 and 2005 respectively. There was $43,000 in forfeited contributions during 2007.
Note 13 — Fair Value of Financial Instruments
     SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments for which it is practicable to estimate fair value. As defined by SFAS No. 107, financial instruments include the categories listed below. It does not include the value of premises and equipment, and intangible assets such as customer relationships and core deposit intangibles. Fair values of off-statement condition lending commitments standby letters of credit and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties’ credit standing. The fair value of the fees at December 31, 2007, was insignificant. See Note 9 for the notional amount of the commitments to extend credit.

13-60

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 13 — Fair Value of Financial Instruments (continued)
     The following table summarizes carrying amounts, estimated fair values and assumptions used by the Bank to estimate fair value as of December 31, 2007 and 2006:

	Carrying Amount	Estimated Fair Value
2007
Assets
Cash and cash equivalents	$66,926,460	$66,926,460
Securities available for sale	$8,832,146	$8,832,146
Loans receivable	$412,949,947	$412,545,000
Accrued interest receivable	$2,540,554	$2,540,554
FHLB Stock	$318,900	$318,900

Liabilities
Checking, savings and money market	$126,618,993	$126,618,993
Certificates of deposit	$294,825,852	$295,593,692
Accrued interest payable	$1,955,434	$1,955,434
Junior subordinated debentures payable	$8,248,000	$8,248,000

2006
Cash and cash equivalents	$26,198,104	$26,198,104
Securities available for sale	$8,243,643	$8,243,643
Loans receivable	$333,172,808	$329,855,000
Loans held for sale	$11,007,194	$11,007,194
Accrued interest receivable	$1,980,117	$1,980,117
FHLB Stock	$234,200	$234,200

Liabilities
Checking, savings and money market	$143,350,250	$143,350,250
Certificates of deposit	$171,671,753	$171,477,000
Accrued interest payable	$1,108,688	$1,108,688
Junior subordinated debentures payable	$8,248,000	$8,248,000
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

13-61

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 13 — Fair Value of Financial Instruments (continued)
FHLB stock - The fair value is based upon the redemption value of the stock, which equates to its carrying value.
Customer accounts - The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates is estimated by discounting the estimated future cash flows using the rates currently offered for deposits with similar remaining maturities.
Accrued interest receivable and payable - The carrying amounts reported in the consolidated financial statement for accrued interest receivable and payable approximate their fair value.
Junior subordinated debentures payable - The carrying amount of junior subordinated debentures payable is a reasonable estimate of the fair value.
Note 14 — Loan Concentrations
     As of December 31, 2007, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate-related loans comprised 91.5% of total loans, of which approximately 66.8%, 19.1% and 14.1% were construction and land development, commercial real estate and residential real estate, respectively.
     Additionally, as of December 31, 2007, in management’s judgment, a concentration of loans existed in interest-only loans, primarily construction and development loans secured by real estate. The Company’s construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. The Company also finances contractors, including a number of small builders and individuals, on a speculative basis. Construction loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower’s ability to complete the project within budget, the borrower’s ability to generate cash to service the loan (by selling or leasing the project), and the value of the collateral depends on project completion when market conditions may have changed. At December 31, 2007, interest-only loans comprised 64.4% of total loans, of which approximately 84.1% were construction and land development, 8.2% were residential, 4.0% were commercial real estate, 3.5% were commercial and industrial, and 0.2% were consumer. As of December 31, 2006, interest only loans comprised 61.5% of total loans.
     The Bank also had a high concentration of loans with loans to value ratios in excess of supervisory limits. The original maximum credit on these loans was $64,755,000 at December 31, 2007.
     Our loan portfolio is also concentrated in real estate and a substantial majority of our loans and operations are in west Puget Sound, and therefore our business is particularly vulnerable to a downturn in the local real estate market.
     A substantial decline in the performance of the economy, in general, or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Interest-only loans also carry greater risk than principal and interest loans do, to the extent that no principal is paid prior to maturity, particularly during a period of rising interest rates and declining real estate values.

13-62

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 15 — Restrictions on Dividends, Loans and Advances
     Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the holding company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.
     The Bank’s retained earnings available for the payment of dividends was $3,444,000 at December 31, 2007 and $8,333,000 at December 31, 2006. Accordingly, $59,921,000 of the Corporation’s equity in the net assets of the Bank was restricted at December 31, 2007 and $59,821,000 December 31, 2006. Funds available for loans or advances by the Bank to the holding company amounted to $12,673,000 at December 31, 2007, compared to $13,631,000 at December 31, 2006.
     In addition, dividends paid by the Bank to the holding company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.
     See financial statement Note 2 for further restrictions.
Note 16 — Condensed Financial Statements of Parent Company
     Financial information pertaining only to WSB Financial Group, Inc. is as follows:

Statement of Financial Condition
	December 31, 2007	December 31, 2006
Assets
Cash and cash equivalents	$654,340	$1,055,676
Investments in common stock of Westsound Bank	63,365,254	68,154,370
Other assets	948,421	813,543

Total assets	$64,968,015	$70,023,589

Liabilities and stockholders’ equity
Accounts Payable	—	$118,461
Junior subordinated debentures payable	$8,248,000	8,248,000
Stockholders’ equity	56,720,015	61,657,128

Total liabilities and stockholders’ equity	$64,968,015	$70,023,589

13-63

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 16 — Condensed Financial Statements of Parent Company (continued)

Statement of Operations
	Year ended December 31,
	2007	2006
Income
Interest income	$18,131	$17,003
Dividend income from Westsound Bank	700,000	400,000

Total income	718,131	417,003

Operating expenses
Interest expense junior subordinated debentures	603,018	565,486
Salaries and employee benefits	191,712	—
Travel and entertainment	9,687	—
Legal expenses	118,208	6,271
Accounting an audit fees	134,198	—
Other expense	107,172	3,787

Total operating expenses	1,163,995	575,544

Net loss before income tax benefit	(445,864)	(158,541)

Income tax benefit	134,879	189,900

Income (loss) before equity in undistributed net income (loss) of Westsound Bank	(310,985)	31,359

Equity in undistributed net income (loss) of Westsound Bank	(4,889,174)	3,853,324

Net income (loss)	$(5,200,159)	$3,884,683

13-64

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 16 — Condensed Financial Statements of Parent Company (continued)

Statement of Cash Flows
	Year ended December 31,
	2007	2006
Cash flows from operating activities
Net (loss) income	$(5,200,159)	$3,884,683
Adjustments to reconcile net income (loss) to net cash from operating activities
Equity in undistributed net (income) loss of Westsound Bank	4,889,174	(3,853,324)
Dividend income from Westsound Bank	(700,000)	(400,000)
Stock issued for director fees	—	123,933
Stock based compensation	26,484	—
Excess tax benefits from stock options exercised	—	(375,643)
Increase in other assets	(134,878)	(37,566)
Increase (decrease) in other liabilities	(118,461)	118,461

Net cash from operating activities	(1,237,840)	(539,456)

Cash Flows from Investing Activities
Investment in Westsound Bank	—	(40,550,000)

Cash flows from financing activities
Proceeds from public offering, net	—	40,236,836
Dividends received from Westsound Bank	700,000	400,000
Proceeds from exercise of stock options and stock issued	136,504	1,186,256
Excess tax benefits from stock options exercised	—	375,643
Fractional share payout	—	(2,994)
Stock repurchases	—	(185,043)

Net cash from financing activities	836,504	42,010,698

Net increase (decrease) in cash and cash equivalents	(401,336)	921,242

Cash and cash equivalents, beginning of year	1,055,676	134,434

Cash and cash equivalents, end of year	$654,340	$1,055,676

Note 17 — Stock Split
     Effective August 15, 2006 the Company’s Board of Directors approved a 6.1429-for-1 common stock split for shareholders of record on August 15, 2006. All share and per share information has been retroactively adjusted to reflect this stock split. The Board of Directors also approved an amendment to the Articles of Incorporation increasing the authorized shares from 2,500,000 to 15,357,250.

13-65

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 18 — Initial Public Offering
     On December 19, 2006, the Company completed its initial public offering. The total price to the public for the shares offered and sold by the Company, including the over-allotment, was $43.6 million. The amount of expenses incurred for the Company’s account in connection with the offering includes approximately $2.5 million of underwriting discounts and commissions and offering expenses of approximately $.9 million.
Note 19 — Pending Litigation
     In October 2007, a purported securities fraud class action lawsuit was commenced in the United States District Court for the Western District of Washington against the Company and certain of its directors and current and former officers alleging violations of Sections 11 and 15 of the Securities Act of 1933 and seeking an unspecified amount of compensatory damages and other relief in connection with the Company’s initial public offering. Since then four additional, similar actions have been filed in the U.S. District Court in the Western District of Washington. As is typical in these cases, all the actions have been consolidated into a single action, In RE: WSB Financial Group Securities Litigation, Master File No. CO7-1747 RAJ. The lead plaintiff is the Police and Fire Retirement System for the City of Detroit, whose consolidated complaint is due March 28, 2008.
     The Company received a letter dated December 13, 2007, from the San Francisco Regional Office of the Securities and Exchange Commission (“SEC”) requesting that the Company produce certain documents concerning, various issues that have been the subject of recent public disclosure by the Company. The SEC’s letter notes that the request should not be construed as any indication by the SEC or its staff that any violation of law has occurred, or as an adverse reflection upon any person, entity or security. The Company has produced documents in response to the SEC’s request. The Company intends to cooperate with the SEC staff.
     As of March 14, 2008, the Company had commenced collection activities on approximately 171 real estate loans by sending notices of default to the borrowers. Some or all of these loans may result in foreclosure actions.
     The Company is unable to predict the outcome of these matters. The Company’s cash expenditures, including legal fees, associated with the pending litigation and the regulatory proceedings described in Note 20, “Recent Developments — Regulatory Proceedings” below, cannot be reasonably predicted at this time. Litigation and any potential regulatory actions or proceedings can be time-consuming and expensive and could divert management time and attention from the Company’s business, which could have a material adverse effect on its revenues and results of operations. The adverse resolution of any specific lawsuit or potential regulatory action or proceeding could have a material adverse effect on the Company’s business, results of operations, and financial condition.
Note 20 — Downsizing of Mortgage Division
     In September 2007, the Company decided, as a result of a reduction in mortgage demand, and the uncertainty and elimination of various secondary marketing conduits, to downsize its mortgage division and eliminate 33 positions in this division, generating pre-tax charges of $87,500 and $52,580, respectively, in the third and fourth quarters of 2007.

13-66

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 21 — Selected Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands except per share data)	2007	2007	2007	2007	Total
Interest income	$8,641	$9,715	$10,142	$8,898	$37,396
Interest expense	3,809	4,332	4,666	4,707	17,514

Net interest income	4,832	5,383	5,476	4,191	19,882
Provision for loan losses	491	326	13,362	1,700	15,879

Net interest income (loss) after provision for loan losses	4,341	5,057	(7,886)	2,491	4,003

Noninterest income	1,345	1,231	1,025	930	4,531
Noninterest expense	4,059	4,150	4,768	3,517	16,494

Income (loss) before federal income tax expense (benefit)	1,627	2,138	(11,629)	(96)	(7,960)
Provision (benefit) for federal income tax	545	708	(3,877)	(136)	(2,760)

Net income (loss)	$1,082	$1,430	$(7,752)	$40	$(5,200)

Earnings (loss) per share
Basic	$0.20	$0.26	$(1.39)	$0.01	$(0.93)
Diluted	$0.18	$0.24	$(1.39)	$0.01	$(0.93)

Weighted-average shares outstanding
Basic	5,548,283	5,563,887	5,573,089	5,574,853	5,565,123
Diluted	6,109,233	5,926,369	5,573,089	5,650,715	5,565,123

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands except per share data)	2006	2006	2006	2006	Total
Interest income	$5,690	$6,713	$7,688	$8,251	$28,342
Interest expense	2,238	2,599	3,261	3,687	11,785

Net interest income	3,452	4,114	4,427	4,564	16,557
Provision for loan losses	305	498	464	256	1,523

Net interest income after provision for loan losses	3,147	3,616	3,963	4,308	15,034

Noninterest income	1,221	1,099	1,224	1,128	4,672
Noninterest expense	2,949	3,207	3,446	4,252	13,854

Income before federal income tax expense	1,419	1,508	1,741	1,184	5,852
Provision for federal income tax	519	461	581	406	1,967

Net income (loss)	$900	$1,047	$1,160	$778	$3,885

Earnings (loss) per share
Basic	$0.33	$0.38	$0.42	$0.24	$1.35
Diluted	$0.29	$0.33	$0.36	$0.21	$1.18

Weighted-average shares outstanding
Basic	2,727,645	2,736,244	2,752,163	3,259,489	2,870,022
Diluted	3,089,106	3,152,021	3,203,347	3,693,464	3,285,622

13-67