Form 10-K, Exhibit 13
period 2008-12-31
WSB Financial Group, Inc.
filed 2009-04-03
CIK 1372791

Exhibit 13
PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS FOR THE
YEAR ENDED DECEMBER 31, 2008 INCORPORATED BY REFERENCE
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
Overview
     We are a bank holding company headquartered in Bremerton, Washington. We emphasize a service-oriented culture with a sales-based delivery model focused primarily on real estate lending products and supplemented by commercial banking products and services. We deliver these products through nine full service branches that are located primarily in the west Puget Sound area. As of December 31, 2008 we have, on a consolidated basis, $365.2 million in total assets, net loans of $265.8 million, total deposits of $330.0 million, and stockholders’ equity of $24.3 million.
     At December 31, 2008, gross loans decreased 31.2% to $284.6 million from $413.9 million at December 31, 2007. Deposits declined 21.7% to $330.0 million at December 31, 2008, from $421.4 million a year ago, with a substantial decline in noninterest bearing accounts, money market accounts and time deposits over $100,000. With the significant challenges continuing in our real estate loan portfolio, particularly our construction and development loans, and the pending regulatory matters, our financial performance in 2008 suffered, and we will continue to face these issues in future periods. See “—Recent Developments.” The Company’s levels of non-performing loans, impaired loans and OREO property increased significantly in the year ended December 31, 2008. The weakness in the local housing market and economy is expected to continue in the near term, and the situation could deteriorate further before the market stabilizes.
     We generate most of our revenue from interest on loans and investments, loan fees, and service charges. As of December 31, 2008, 81.4% of our revenue was interest on loans, 5.1% loan fees, 3.8% service charges and other non-interest income, and 9.7% interest on investments. We offer a variety of loans to our clients, including commercial and residential real estate loans, construction and land development loans, commercial and industrial loans, and to a lesser extent, consumer loans. As of December 31, 2008, approximately 86.1% of our loans related to the construction or development, purchase, improvement or refinancing of commercial and residential real estate, approximately 12.9% were C&I loans and 1.0% were consumer loans. Approximately 91.5% of our revenue is derived from real estate, of which approximately 18.2% is derived from residential real estate. Including our originations of residential real estate loans, approximately 97.0% of our actual lending activities are related to real estate. Of this amount, 33.8% is residential real estate, 41.3% is construction and land development and 21.9% is commercial real estate.
     We offer a wide range of real estate and other loan products to meet the demands of our clients. We have also recently increased our emphasis on C&I lending, although the portion of the loan portfolio invested in C&I loans is still relatively small. We purchased $15.0 million in lease receivables during 2008, adding to our commercial loans.
     We are subject to regulatory actions and experiencing significant difficulties in our loan portfolio, particularly our construction and land development loans, which have resulted in an $17.4 million increase in our provision for loan losses in 2008. These matters are discussed below in “—Recent Developments.” The adverse changes in the economy affecting values of real estate generally, or in west Puget Sound, could, because of our high concentration of loans secured by real estate, materially and adversely affect our profitability, growth and financial condition. Further, because

13-1

approximately 46.0% of our loans are interest-only (primarily real estate construction and development) and 42.8% are variable rate, significant increases in interest rates could also result in increased loan delinquencies, defaults and foreclosures.
     Nonperforming assets (NPA’s) at December 31, 2008 totaled $131.8 million which includes $112.2 million of loans on non-accrual status and $19.6 million in other real estate owned, or OREO. The allowance for loan losses was $18.4 million, or 6.47% of gross loans at December 31, 2008. Net charge-offs totaled $18.5 million in 2008, or 5.27% of average loans at December 31, 2008. Of the non-accrual loans, 36% were in Kitsap County, 30% were in King County, 22% were in Pierce County, and the remaining 12% were in other parts of western Washington.
     The increase in non-accrual loans also impacted net interest income, as $7.8 million in interest income was reversed in 2008. In addition, we are maintaining a high level of liquidity using higher cost wholesale funding sources and have more than half of our deposits in time certificates. As we collect our construction loans and development loans, we expect to be able to deleverage the balance sheet over the next few quarters. As we do this our yields and cost of funds should gradually return to more normal levels.
     These factors, combined with the significant reduction in fee income from new loan originations, contributed to significant margin compression in 2008. Net interest margin in 2008 dropped to 1.08% from 4.63%. Net interest income, before the loan loss provision, was $3.8 million in 2008, compared to $19.9 million last year. Net interest income after loan losses was negative $13.5 million in 2008 compared to $4.0 million in 2007.
     Primarily because of closing our wholesale mortgage operation in 2007, the Company’s noninterest income declined to $797,000 in 2008, compared to $4.5 million a year ago.
     Deposits are our primary source of funding. Our largest expenses are interest on these deposits and salaries and employee benefits. We measure our performance by calculating our net interest margin, return on average assets, and return on average equity. Net interest margin is calculated by dividing net interest income, which is the difference between interest income on interest-earning assets (such as loans and securities) and interest expense on interest-bearing liabilities (such as client deposits and other borrowings which are used to fund those assets), by total average earning assets. Net interest income is our largest source of revenue. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. We also measure our performance by our efficiency ratio, which is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.
     Market interest rates decreased in 2008 as a result of the Federal Reserve’s monetary policies. Our net interest margin decreased to 1.08% at December 31, 2008 compared to 4.63% at December 31, 2007 due to the increase in non-accruing loans. In addition, a substantial percentage of our loan portfolio (42.8% of our total loans as of December 31, 2008) has been comprised of variable rate loans that reprice as interest rates change. As interest rates decline, our margins could also decrease until we can adjust the mix of our assets and liabilities to compensate for the changed interest rate environment.

13-2

	Key Financial Measures
	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)
Net income (loss)	$(32,652)	$(5,200)	$3,885	$2,412	$1,340
Basic earnings (loss) per share	(5.86)	(0.93)	1.35	0.91	0.59
Diluted earnings (loss) per share(1)	(5.86)	(0.93)	1.18	0.82	0.55
Total assets	365,210	489,333	386,754	249,998	137,416
Net loans	265,780	393,436	340,208	207,172	117,623
Total deposits	330,031	421,445	315,022	224,167	123,593
Net interest margin	1.08%	4.62%	5.65%	5.90%	6.77%
Efficiency Ratio	397.9%	67.6%	65.3%	67.9%	70.4%
Return on average assets	-7.28%	-1.17%	1.28%	1.28%	1.37%
Return on average equity	-73.1%	-8.4%	19.6%	16.6%	13.6%

(1)	Excludes all stock options as anti-dilutive in periods with net losses.
Recent Developments
     Construction and Development Loans. We continue to work through the issues with the construction loans in Westsound Bank’s loan portfolio. The Bank has scaled back its construction loan originations in the past year and is concentrating on working with its borrowers to complete existing projects in a timely manner and to bring past-due loans current.
     During fiscal 2008, however, non-accrual loans increased significantly, from $24.9 million to $112.2 million, primarily as a result of maturing construction and land development loans that we are choosing not to renew in order to keep all of our legal remedy options available. After 90 days past due, these loans are placed into a non-accrual status while we work with our borrowers to maximize our recovery. Therefore, the contraction or expansion of our non-accrual loan portfolio in future periods will depend upon our ongoing collection efforts and market conditions. In the fourth quarter we added thirty-nine properties with an aggregate carrying value of $11,338,000 to OREO. OREO properties are actively marketed for sale with a total of nine properties sold in 2008. These properties had a carrying value of $2,647,000 and we received $2,528,000 resulting in a net loss on the sales of $119,000.
     The real estate collateral valuations supporting our construction and land development loan portfolios have decreased along with the deterioration in the local housing market. While the overall economy in the west Puget Sound market is holding up better than in many other areas of the country, the housing market is slow, with weaker demand for housing, higher inventory levels, longer marketing times and lower sales prices.
     Our cash expenditures, including legal and accounting fees, associated with the collection of non- performing and classified loans cannot be reasonably predicted, and the actual amount of such expenditures will depend upon the manner in which our collection efforts are structured and conducted. However, these efforts can be time consuming, expensive and could divert management time and attention from our business, which could have a material effect on our revenues and results of operations.
     Regulatory Proceedings. The Company and its subsidiary, Westsound Bank, are subject to the pending and proposed regulatory proceedings described below.
     FDIC Order: On March 10, 2008, Westsound Bank (the “Bank”) entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “FDIC order”) with the Federal Deposit Insurance Corporation, or FDIC, and the Washington Department of Financial Institutions, Division of Banks, or DFI. Although Westsound Bank agreed to the order, it did not admit or deny any allegations of unsafe or unsound banking practices, or any legal or regulatory violations. The order is a formal action by the FDIC and DFI requiring the Bank to take corrective measures in a number of areas. No monetary penalties were assessed in connection with the order.

13-3

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
     Under the terms of the FDIC order, the Bank cannot declare dividends without the prior written approval of the FDIC and the DFI. Other material provisions of the order require the Bank to: (i) review the compensation and effectiveness of Westsound Bank’s current executive officers and directors, and the structure of the board and its committees, (ii) strengthen the Bank’s board of directors’ oversight of management and operations of the Bank, (iii) improve the Bank’s internal controls, internal audit function, lending and collection policies and procedures, particularly with respect to the origination and monitoring of construction loans, (iv) maintain specified capital and liquidity ratios, and (v) prepare and submit progress reports to the FDIC and the DFI. The FDIC order will remain in effect until modified or terminated by the FDIC and the DFI. As previously reported, the Company and the Bank have been actively engaged in responding to the concerns raised in the FDIC order. The FDIC order requires the Bank to maintain higher than normally required capital ratios. Risk-based capital is required to be 13% or higher. At December 31, 2008, the Bank’s risk-based capital ratio was 11.8%, which is out of compliance with this requirement of the order. As of the date of this report, we had filed all reports and believe we are in compliance with or have taken steps to comply with all other requirements of the FDIC order.
     The FDIC order does not restrict the Bank from transacting its normal banking business. The Bank will serve its clients in all areas including making loans, establishing lines of credit, accepting deposits and processing banking transactions. All client deposits remain fully insured to the highest limits set by FDIC.
     FRB Notice: On February 14, 2008, the Federal Reserve Bank of San Francisco, or FRB, notified WSB Financial Group, Inc. (the “Company”) and the Bank that it had designated the Company and Westsound Bank to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a result of that designation neither the Company nor the Bank may appoint any new director or senior executive officer or change the major responsibilities of any current senior executive officers without notifying the FRB. In addition, neither the Company nor the Bank may make indemnification and severance payments without complying with certain statutory restrictions including prior written approval of the FRB and concurrence from the FDIC. Further, the Company is generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the holding company level), director fees, consulting expenses and other operating expenses, without notifying the FRB for prior approval of such payments. As of the date of this report, we believe all recommendations by FRB have been implemented or have taken steps to comply.
     Pending and Proposed Regulatory Compliance Actions. As previously reported, the FDIC required the Bank to enter into an informal agreement, called a memorandum of understanding, or MOU, in May 2006. The MOU requires the Bank and its board of directors to correct violations of certain consumer banking laws and regulations, and to improve the Bank’s regulatory compliance policies, procedures and oversight. Based on our last compliance examination in August 2008, the FDIC’s compliance staff recently advised us that in its opinion, the Bank has not complied with all of the requirements of the MOU. In its examination, the FDIC found other violations of consumer banking laws and regulations related primarily to consumer lending and reporting. The FDIC has requested the Bank to stipulate to a formal cease and desist order, requiring the Bank to correct the violations found and take further steps to ensure the Bank’s future regulatory compliance in these areas. Our management explained that it had taken significant steps under the direction of its new CEO and compliance manager, believed it was in compliance, and that such action was unwarranted. After full discussion with the regulators, management and the board of directors of the Bank declined to enter into the proposed order at this time and informed the FDIC staff that if necessary, the Bank would exercise its legal rights to appeal the proposed action. The FDIC has also informed us that they will impose monetary penalties related to flood insurance violations, the amount of which is not expected to be material.

13-4

     Sale of Premises and Equipment. The Bank sold surplus property which was originally purchased for potential branch expansion in Shelton, Washington for $468,000 in September 2008 for a net loss of $10,000 after closing costs.
     In recent months, Westsound Bank announced the construction of a new, permanent branch office in Poulsbo, which is scheduled to open for business in the summer of 2009, and the relocation of its branch office in Silverdale. The new Silverdale branch is now located at 3035 NW Bucklin Hill Road and will offer improved parking and drive-up service.
     Capital: Although the Company and the Bank were “well capitalized” at December 31, 2008 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the regulatory guidelines, we understand that the Company and the Bank are no longer regarded as ‘well capitalized’ for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order, the additional risks posed by the current financial crisis and recession, and declining real estate values. Further, due to the significant operating losses incurred in 2008 and 2007, the resulting deteriorating capital position of the Company and the Bank and the FDIC order, we believe there is substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements.
     As a result of the reclassification of our regulatory capital status, the Bank’s borrowing costs and terms from the FRB, the FHLB and other financial institutions, as well as the Bank’s premiums to the Deposit Insurance Fund administered by the FDIC to insure bank and savings association deposits, are expected to increase.
     Our cash expenditures, including legal and accounting fees, associated with the regulatory proceedings and with respect to our collection and foreclosure of problem loans (see Part I, Item 3: Legal Proceedings) cannot be reasonably predicted at this time. Litigation and any potential regulatory actions or proceedings can be time-consuming and expensive and could divert management time and attention from our business, which could have a material adverse effect on our revenues and results of operations. The adverse resolution of any specific lawsuit or potential regulatory action or proceeding could have a material adverse effect on our business, results of operations, and financial condition.
     Deposits. As of December 31, 2008, we had $55.2 million of deposits from wholesale sources, including brokered deposits and internet certificates of deposit. See Note 6 to the Company’s audited consolidated financial statements for more information on the Company’s deposits. Management has developed and is implementing strategic advertising campaigns and promotions to attract and maintain core deposits and reduce its recent reliance on wholesale funding sources which are generally more rate-sensitive and considered a less stable funding source than local retail deposit relationships, or core deposits. As described above (see “—Capital Resources”), as a result of the FDIC order the Bank is subject to regulatory limitations with respect to its wholesale sourcing of deposits.
     Under the Federal Deposit Insurance Corporation Improvement Act, or FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. “Well-capitalized” banks are permitted to accept brokered deposits, but all banks that are not well-capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. As of December 31, 2008 and December 31, 2007, we had $55.2 million and $65.0 million, respectively, of brokered deposits. As a result of the FDIC order described above in “—Recent Developments,” the Bank is subject to limitations with respect to its brokered deposits. The FDIC order prohibits Westsound Bank from increasing the amount of broker deposits above the amount outstanding on the effective date of the FDIC order, or soliciting, retaining or rolling over broker deposits except as approved by FDIC.
     Although we believe we are using the best information available to make determinations with respect to the allowance for loan losses and our current allowance for loan losses is adequate for such purposes, management reviews the loan portfolio each quarter and adjustments may be necessary in future periods if the assumptions used in making our initial determinations prove to be incorrect.

13-5

     Investment in FHLB Shares. At December 31, 2008, the Company held $318,900 of shares of the Federal Home Loan Bank of Seattle, or FHLB. The FHLB recently announced that it would report a risk-based capital deficiency under the regulations of the Federal Housing Finance Agency (the “FHFA”), its primary regulator, as of December 31, 2008, and as a result would not pay a dividend for the fourth calendar quarter of 2008 and that it would suspend the repurchase and redemption of outstanding common stock.
     The FHLB has communicated that they believe the calculation of risk-based capital under the current rules of the FHFA significantly overstates the market risk of the FHLB’s private-label mortgage-backed securities in the current market environment and that they have enough capital to cover the risks reflected in the FHLB’s balance sheet. As a result, the Company has not recorded an “other than temporary impairment” on its investment in FHLB stock. However, continued deterioration in the FHLB’s financial position may result in impairment in the value of those securities.
Key Factors in Evaluating Financial Condition and Results of Operations
     As a bank holding company, we focus on a number of key factors in evaluating our financial condition and results of operations including:
•	Return on Average Equity;

•	Return on Average Assets;

•	Asset Quality;

•	Asset Growth;

•	Capital and Liquidity;

•	Net Interest Margin; and

•	Operating Efficiency.
     Return on Average Equity. Our return to our stockholders is measured in the form of return on average equity, or ROE.
     We had a net loss of $32.7 million for the year ended December 31, 2008 compared to a net loss of $5.2 million for 2007. The primary reasons for the increased loss in 2008 compared to 2007, were increases in non-accrual loans, additions to the provision to loan losses and the valuation allowance for the deferred tax asset. Basic earnings (loss) per share, or EPS, decreased to $(5.86) for 2008 compared to $(0.93) for 2007. Diluted EPS decreased to $(5.86) for 2008 compared to $(0.93) for 2007. Our ROE decreased to (73.1)% for 2008 compared to (8.4)% for 2007.
     Return on Average Assets. Our return on average assets, or ROA, for the year ended December 31, 2008 was (7.28)% compared to (1.17)% for the year ended December 31, 2007.
     Asset Quality. For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of nonperforming loans and assets as a percentage of total loans and total assets, and net charge-offs as a percentage of average loans. These measures are key elements in estimating the future earnings of a financial institution. We had $112.2 million in non-performing loans as of December 31, 2008 compared to $25.3 million at December 31, 2007. Non-performing loans as a percentage of total loans were 39.43% as of December 31, 2008 compared to 6.12% at December 31, 2007. For the year ended December 31, 2008 net charge-offs to average loans were 5.27%, as compared to 0.08% for 2007.
     Asset Growth. The majority of our assets are loans, and the majority of our liabilities are deposits, and therefore the ability to generate loans and deposits are fundamental to our asset growth. Total assets decreased 25.4% in 2008 from $489.3 million as of December 31, 2007 to $365.2 million as of December 31, 2008. Total deposits decreased 21.7% to $330.0 million as of December 31, 2008 compared to $421.4 million as of December 31, 2007. Net loans decreased 32.4% to $265.8 million as of December 31, 2008 compared to $393.4 million as of December 31, 2007.
     Capital and Liquidity. Maintaining adequate capital levels has been one of our primary areas of focus. Our average equity to assets decreased to 10.0% at December 31, 2008, as a result of our net loss, compared to average equity to assets at December 31, 2007 of 14.0%. We monitor liquidity levels to ensure we have adequate sources available to fund loans and operations. One key measure we use to monitor liquidity is the net loan to deposit ratio. At December 31, 2008 the net loan to deposit ratio had decreased to 80.5%, down from 93.4% at December 31, 2007.
     Net Interest Margin. Our net interest margin decreased to 1.08% by the end of 2008 compared to 4.62% for 2007, primarily as a result of the increase in non-accruing loans.

13-6

     Operating Efficiency. Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. Our efficiency ratio (operating expenses divided by net interest income plus non-interest income) deteriorated to 397.9% as of December 31, 2008 compared to 67.6% for 2007, as a result of decreases in net interest income, the increased non-interest expense associated with the review and collection of loans, and legal defense costs.
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
     We evaluate our allowance for loan losses quarterly and monitor monthly. We believe that the allowance for loan losses, or ALLL, is a “critical accounting estimate” because it is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. For a discussion of the allowance and our methodology, see “Financial Condition — Allowance for Loan Losses.”
     We maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, size and complexity of individual credits, and economic conditions.
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
     Although we believe the level of the allowance as of December 31, 2008 was adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.
     Foreclosed assets — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.
     Available for Sale Securities. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value. We believe this is a “critical accounting estimate” in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar investments. Management utilizes the services of a reputable third-party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.

13-7

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
     The determination of our provision of income taxes and valuation allowances require significant judgment, the use of estimates and the interpretation of complex tax laws. The Bank believes, based upon available information, that the some or all of the net deferred tax asset may not be realized in the normal course of operations and we are required to establish valuation allowances against that portion of deferred tax assets.
     During 2008 we increased our deferred tax asset by $4.0 million $1.5 million, and $6.5 million in the fourth, third and second quarters respectively. Increases to deferred tax assets were offset by increase to valuation allowance. Our cumulative losses in operations over the last four quarters offset prior gains due to the increase in our provision for loan losses and the reversal of interest on non-accruing loans.
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
     We have granted nonqualified and qualified stock options under our Stock Option Plan prior to 2006. We granted 24,000 shares in options in 2007 and 100,000 shares in 2008. Our stock options for employees include a service condition that relates only to vesting. The stock options generally vest over five years at the rate of 20% per year. Compensation expense is amortized on a straight-line basis over the vesting period of the award.
     The determination of the fair value of stock options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. The volatility assumption is based on a combination of the historical volatility of our common stock over a period of time equal to the expected term of the stock options. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options’ vesting terms and remaining contractual life and employees’ expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates on the grant date appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by us.
     As share-based compensation expense under SFAS 123R is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

13-8

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
Financial Overview for the Years Ended December 31, 2008 and 2007

	2008	2007	Increase (Decrease)
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$20,384	$37,396	$(17,012)
Interest expense	16,541	17,514	(973)

Net interest income	3,843	19,882	(16,039)
Provision for loan losses	17,379	15,879	1,500

Net interest income (loss) after provision for loan losses	(13,536)	4,003	(17,539)
Non-interest income	796	4,531	(3,735)
Non-interest expense	18,458	16,494	1,964

Income (loss) before provision (benefit) for income taxes	(31,198)	(7,960)	(23,238)
Provision (benefit) for income taxes	1,454	(2,760)	4,214

Net loss	$(32,652)	$(5,200)	$(27,452)

Earnings (loss) per share — basic	$(5.86)	$(0.93)	$(4.93)

Earnings (loss) per share — diluted	$(5.86)	$(0.93)	$(4.93)

     The Company reported a net loss of $32.7 million or $5.86 loss per diluted share for the year ended December, 2008 as compared to a net loss of $5.2 million or $0.93 diluted earnings per share for the year ended December 31, 2007. This earnings decline is attributed to the decrease in net interest income, increase in the provision for loan losses and provision for income taxes due to the valuation allowance for deferred taxes. Our return on average equity was (73.2)% and our return on average assets was (7.28)% for the year ended December 31, 2008, compared to (8.4)% and (1.17)%, respectively for the year ended December 31, 2007.
     Net Interest Income and Net Interest Margin. The $16.0 million or 80.7% decrease in net interest income for the year ended December 31, 2008 was due to a decrease in interest income of $17.0 million, reflecting the effect of a $73.8 million decrease in average interest-earning assets. Average interest earning assets excluded average non-accrual loans of $88.0 million at December 31, 2008 and $1.5 million at December 31, 2007.
     The average yield on our interest-earning assets was 5.73% for the year ended December 31, 2008 period compared to 8.71% for 2007, a decrease of 2.98%. The decrease in average yield on loans was due to the increase in non-accruing loans and interest reversals. The decrease in the average yield on our interest-earning assets resulted from a decrease in market rates, repricing on our adjustable rate loans, and new loans originated with lower interest rates because of the decreasing interest rate environment, and reversal of non-accrual interest.
     The cost of our average interest-bearing liabilities decreased to 4.35% for the year ended December 31, 2008 from 5.01% for 2007. In addition to broad decreases in the average rates paid by Westsound Bank on deposit balances, the decrease was the result of the change in the mix of deposits toward time deposits. Our average rate on our interest-bearing deposits decreased 0.62% to 4.33% during the year ended December 31, 2008 from 4.95% for 2007, reflecting the lowering of deposit rates. Our average rate on total deposits (including non-interest bearing deposits) decreased to 4.10% for the year ended December 31, 2008 from 4.57% for the year ended December 31, 2007.

13-9

     The 355 basis point decrease in our net interest margin, which decreased to 1.08% for the year ended December 31, 2008 from 4.63% for the year ended December 31, 2007, was due to the decrease in earning assets yield.
     The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Fiscal Year Ended December 31,
	2008			2007
			Average			Average
	Average		Yield or	Average		Yield or
	Balance	Interest	Cost	Balance	Interest	Cost(6)
	(Dollars in thousands)

Assets
Interest-earning assets:
Loans(1)(2)(3)	$263,158	$18,325	6.96%	$399,675	$35,958	9.00%
Investment securities — taxable	12,438	487	3.92%	6,598	316	4.79%
Investment securities — non-taxable(3)	1,565	46	2.94%	1,815	76	4.19%
Federal funds sold	71,506	1,383	1.93%	17,732	879	4.96%
Other investments(4)	6,803	143	2.10%	3,400	167	4.91%

Total interest-earning assets	355,470	20,384	5.73%	429,220	37,396	8.71%
Non-earning assets:
Cash and due from banks	4,955			5,784
Unearned loan fees	(543)			(1,175)
Allowance for loan losses	(23,638)			(7,781)
Other assets (1)	112,386			17,054

Total assets	$448,630			$443,102

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Deposits
Interest-bearing demand	$6,870	$57	0.83%	$7,542	$77	1.02%
Money market	63,226	1,778	2.81%	99,941	4,486	4.49%
Savings	10,742	245	2.28%	7,802	295	3.78%
Time certificates of deposit	290,797	14,011	4.82%	226,050	12,052	5.33%

Total interest-bearing deposits	371,635	16,091	4.33%	341,335	16,910	4.95%
Short-term borrowings	0	0	0.00%	24	1	4.17%
Junior subordinated debt	8,248	450	5.46%	8,248	603	7.31%

Total interest-bearing liabilities	379,883	16,541	4.35%	349,607	17,514	5.01%
Non-interest-bearing liabilities
Demand deposits	21,266			28,426
Other liabilities	2,834			2,815

Total liabilities	403,983			380,848
Stockholders’ equity	44,647			62,254

Total liabilities and stockholders’ equity	$448,630			$443,102

Net interest income		$3,843			$19,882

Net interest spread(5)			1.38%			3.70%
Net interest margin			1.08%			4.63%

(1)	Average non-accrual loans of $88.0 million at December 31, 2008 and $1.5 million at December 31, 2007 are included with other nonearning assets.

(2)	Loan fees of $1.1 million and $4.5 million are included in the yield computations for 2008 and 2007, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(4)	Includes interest-bearing deposits with correspondent banks.

13-10

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
     The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year Ended December 31, 2008
	Compared to Year
	Ended December 31, 2007
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$(17,633)	$(8,127)	$(12,282)	$2,776
Investment securities — taxable	171	(58)	280	(51)
Investment securities — non-taxable	(30)	(23)	(10)	3
Federal funds sold	504	(536)	2,666	(1,626)
Other investments	(24)	(96)	167	(95)

Total interest income	(17,012)	(8,840)	(9,179)	1,007
Interest expense:
Interest-bearing demand	(20)	(14)	(7)	1
Money market	(2,708)	(1,676)	(1,648)	616
Savings	(50)	(117)	111	(44)
Time certificates of deposit	1,959	(1,161)	3,452	(332)
Short-term borrowings	(1)	(1)	(1)	1
Junior subordinated debt	(153)	(153)	0	0

Total interest expense	(973)	(3,122)	1,907	242

Net interest income	$(16,039)	$(5,718)	$(11,086)	$765

     Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
     The provision for loan losses for fiscal 2008 was $17.4 million compared to $15.9 million for 2007. We experienced $18.5 million of net loan charge-offs in 2008 compared to $337,000 net loan charge-offs in 2007. The provision increased significantly in the first and fourth quarters of 2008, primarily as a result of the reassessment of our mortgage loan portfolio in light of deterioration in the local housing market and economy and the issues identified with respect to certain residential construction loans. See “—Recent Developments” above. Total net loans decreased by $127.7 million in 2008 after increasing by $68.2 million in 2007.
     For non-performing loans and any other loan where the borrower defaults on their loan agreement, Westsound Bank intends to pursue any or all remedies available pursuant to the loan documents and applicable federal and state laws, including foreclosure and pursuit of deficiencies.
     Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended December 31,		Increase
	2008	2007	(Decrease)
	(In thousands)
Service charges and other income	$702	$1,686	$(984)
Loan brokerage and referral fees	94	1,363	(1,269)
Net gain/(loss) on sale of loans	0	1,482	(1,482)

Total non-interest income	$796	$4,531	$(3,735)

13-11

     The $3.7 million or 82.4% decrease in total non-interest income during the year ended December 31, 2008 was primarily influenced by the decrease in gains on sale of loans and loan brokerage fees.
     Non-Interest Expense. The following tables present, for the periods indicated, the major categories of non-interest expense, which represent a re-classification of certain categories as presented in our consolidated financial statements and related notes appearing elsewhere in this report:

	Year Ended December 31,		Increase
	2008	2007	(Decrease)
	(In thousands)
Salaries, wages and employee benefits	$6,275	$9,486	$(3,211)
Occupancy, equipment and depreciation	1,766	1,767	(1)
Data and item processing	757	698	59
Advertising expense	281	180	101
Printing, stationery and supplies	173	191	(18)
Telephone expense	89	111	(22)
Postage and courier	135	155	(20)
Legal fees	1,706	301	1,405
Director fees	220	321	(101)
Business & occupation taxes	181	344	(163)
Accounting and audit fees	612	254	358
Consultant fees	859	216	643
OREO losses and expenses, net	1,987	266	1,721
Provision (benefit) for unfunded credit losses	(444)	361	(805)
Other	3,861	1,843	2,018

Total non-interest expense	$18,458	$16,494	$1,964

     The $2.0 million or 12.0% increase in non-interest expense for the year ended December 31, 2008 is primarily attributable to the increase in legal fees, OREO losses and expense, and public reporting fees and costs. We reversed $444,000 for unfunded credit losses for fiscal 2008. We also wrote down twenty-seven OREO properties by $1.4 million.
     Provision (Benefits) for Income Taxes. We recorded a tax expense of $1.5 million for 2008 compared to a $2.8 million benefit for the prior year. Our effective tax rate was approximately (4.7)% for 2008 and 34.7% for 2007. Any difference from the expected rate in either period was largely due to the creation of a deferred tax valuation allowance and the non-taxable nature of income from municipal securities.

13-12

Financial Overview for the Years Ended December 31, 2007 and 2006
Consolidated Statement of Earnings Data:

			Increase
	2007	2006	(Decrease)
	(Dollars in thousands, except per share data)
Interest income	$37,396	$28,342	$9,054
Interest expense	17,514	11,785	5,729

Net interest income	19,882	16,557	3,325
Provision for loan losses	15,879	1,523	14,356

Net interest income after provision for loan losses	4,003	15,034	(11,031)
Non-interest income	4,531	4,672	(141)
Non-interest expense	16,494	13,854	2,640

Income before provision (benefit) for income taxes	(7,960)	5,852	(13,812)
Provision (benefit) for income taxes	(2,760)	1,967	(4,727)

Net (loss) income	$(5,200)	$3,885	$(9,085)

Earnings (loss) per share — basic	$(0.93)	$1.35	$(2.28)

Earnings (loss) per share — diluted	$(0.93)	$1.18	$(2.11)

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

13-13

	Fiscal Year Ended December 31,
	2007			2006
			Average			Average
	Average		Yield or	Average		Yield or
	Balance	Interest	Cost(6)	Balance	Interest	Cost(6)
	(Dollars in thousands)

Assets
Interest-earning assets:
Loans(1)(2)(3)	$401,109	$35,958	8.96%	$276,865	$27,634	9.98%
Investment securities — taxable	6,598	316	4.79%	6,363	265	4.16%
Investment securities — non-taxable(3)	1,815	76	4.19%	1,823	76	4.17%
Federal funds sold	17,732	879	4.96%	5,915	282	4.77%
Other investments(4)	3,400	167	4.91%	1,876	85	4.53%

Total interest-earning assets	430,654	37,396	8.68%	292,842	28,342	9.68%
Non-earning assets:
Cash and due from banks	5,784			6,272
Unearned loan fees	(1,175)			(489)
Allowance for loan losses	(7,781)			(3,257)
Other assets	15,620			8,748

Total assets	$443,102			$304,116

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Deposits
Interest-bearing demand	$7,542	$77	1.02%	$11,682	$71	0.61%
Money market	99,941	4,486	4.49%	114,527	5,157	4.50%
Savings	7,802	295	3.78%	3,844	59	1.53%
Time certificates of deposit	226,050	12,052	5.33%	117,400	5,857	4.99%

Total interest-bearing deposits	341,335	16,910	4.95%	247,453	11,144	4.50%
Short-term borrowings	24	1	4.17%	1,323	75	5.67%
Junior subordinated debt	8,248	603	7.31%	8,248	566	6.86%

Total interest-bearing liabilities	349,607	17,514	5.01%	257,024	11,785	4.59%
Non-interest-bearing liabilities
Demand deposits	28,426			25,736
Other liabilities	2,815			1,526

Total liabilities	380,848			284,286
Stockholders’ equity	62,254			19,830

Total liabilities and stockholders’ equity	$443,102			$304,116

Net interest income		$19,882			$16,557

Net interest spread(5)			3.67%			5.09%
Net interest margin			4.62%			5.65%

(1)	Includes average non-accrual loans of $1,518,000 at December 31, 2007 and $50,000 at December 31, 2006.

(2)	Loan fees of $4.5 million and $5.4 million are included in the yield computations for fiscal 2007 and 2006, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(4)	Includes interest-bearing deposits with correspondent banks.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)	Annualized.

13-14

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
     The provision for loan losses for fiscal 2007 was $15.9 million compared to $1.5 million for 2006. We experienced $337,000 of net loan charge-offs in 2007 compared to $23,000 of net loan charge-offs in 2006. The provision increased primarily due to the significant increase in loans. Total net loans increased by $68.2 million for 2007 and $133.0 million for 2006.
     Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended December 31,		Increase
	2007	2006	(Decrease)
	(In thousands)
Service charges and other income	$1,686	$1,189	$497
Loan brokerage and referral fees	1,363	1,574	(211)
Net gain/(loss) on sale of loans	1,482	1,909	(427)

Total non-interest income	$4,531	$4,672	$(141)

     The $141,000 or 3.0% decrease in total non-interest income during the year ended December 31, 2006 was primarily influenced by the decrease in gains on sale of loans.
     Non-Interest Expense. The following tables present, for the periods indicated, the major categories of non-interest expense, which represent a re-classification of certain categories as presented in our consolidated financial statements and related notes appearing elsewhere in this report:

13-15

	Year Ended December 31,		Increase
	2007	2006	(Decrease)
	(In thousands)
Salaries, wages and employee benefits	$9,486	$9,258	$228
Occupancy, equipment and depreciation	1,767	1,462	305
Data and item processing	698	512	186
Advertising expense	180	215	(35)
Printing, stationery and supplies	191	219	(28)
Telephone expense	111	111	0
Postage and courier	155	132	23
Legal fees	301	45	256
Director fees	321	303	18
Business & occupation taxes	344	274	70
Accounting and audit fees	254	77	177
Consultant fees	216	64	152
OREO losses and expenses, net	266	0	266
Provision for unfunded credit losses	361	0	361
Other	1,843	1,182	661

Total non-interest expense	$16,494	$13,854	$2,640

     The $2.6 million or 19.1% increase in non-interest expense for the year ended December 31, 2007 is primarily attributable to the increase in allowance for unfunded credit losses, OREO losses and expense, and public reporting fees and costs. We added $361,000 for unfunded credit losses for fiscal 2007. We also wrote down several OREO properties by $38,715.
     Provision (Benefits) for Income Taxes. We recorded a tax benefit of $2.8 million for 2007 compared to a $2.0 million provision for the prior year. Our effective tax rate was approximately 34.7% for 2007 and 33.6% for 2006. Any difference from the expected rate in either period was largely due to the non-taxable nature of income from municipal securities.
Financial Condition
     Our total assets at December 31, 2008, December 31, 2007 and December 31, 2006 were $365.2 million, $489.3 million and $386.8 million, respectively. Our average earning assets for the year ended December 31, 2008, and the fiscal years ended December 31, 2007 and December 31, 2006 were $355.5 million, $429.2 million and $292.8 million, respectively. Total deposits at December 31, 2008, December 31, 2007 and December 31, 2006 were $330.0 million, $421.4 million and $315.0 million, respectively.
Loans
     Our net loans at December 31, 2008, December 31, 2007 and December 31, 2006 were $265.8 million, $393.4 million and $340.2 million, respectively, an annual decrease of 32.4% for 2008, and an annual increase of 15.6% and 64.2% over the prior year, respectively. Net loans include loans held for sale. We will continue to focus on our real estate lending portfolio. With the problems recently identified in our loan portfolio though and the decline in demand for real estate loans, which we and other community banks have focused on for growth the past several years, our rate of loan growth can be expected to decline, particularly in the near term. See “Business — Our Strategy.”

13-16

     The following table shows the amounts of loans (including loans held for sale) outstanding at the end of each of the periods indicated.

	December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Real estate loans:
Construction	$137,435	$253,188	$194,709	$103,772	$41,211
Commercial real estate	61,057	72,435	67,224	46,947	36,191
Residential real estate	46,547	53,198	63,942	43,689	24,659
Commercial & industrial loans	36,775	31,377	15,629	13,123	14,549
Consumer loans	2,812	3,719	3,235	2,484	2,202

Gross loans	284,626	413,917	344,739	210,015	118,812
Allowance for loan losses	18,411	19,514	3,972	2,520	1,189
Deferred loan fees, net	435	967	559	323	0

Net loans	$265,780	$393,436	$340,208	$207,172	$117,623

     The following tables show the amounts of loans outstanding as of December 31, 2008, and December 31, 2007, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. In the table below, loans are classified as real estate- related if they are collateralized by real estate. The table also presents, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans.
     As of December 31, 2008

	Maturity				Rate Structure for
	One	One			Loans Maturing Over
	Year	through	Over		One Year
	or	Five	Five		Fixed	Floating
	Less	Years	Years	Total	Rate	Rate
	(In thousands)
Real estate loans:
Construction & land development	$118,070	$14,502	$4,863	$137,435	$14,046	$5,319
Commercial real estate	1,478	13,037	46,542	61,057	13,788	45,791
Residential real estate	19,627	11,770	15,150	46,547	15,858	11,062
Commercial & industrial loans	5,197	22,263	9,315	36,775	24,849	6,729
Consumer & other loans	533	2,063	216	2,812	1,141	1,138

Total	$144,905	$63,635	$76,086	$284,626	$69,682	$70,039

13-17

     As of December 31, 2007:

	Maturity				Rate Structure for
	One	One			Loans Maturing Over
	Year	through	Over		One Year
	or	Five	Five		Fixed	Floating
	Less	Years	Years	Total	Rate	Rate
	(In thousands)
Real estate loans:
Construction & land development	$220,631	$21,821	$10,736	$253,188	$16,222	$16,335
Commercial real estate	5,781	10,300	56,354	72,435	14,669	51,985
Residential real estate	25,387	13,146	14,665	53,198	16,155	11,656
Commercial & industrial loans	9,538	9,615	12,224	31,377	12,947	8,892
Consumer & other loans	746	2,843	130	3,719	1,783	1,190

Total	$262,083	$57,725	$94,109	$413,917	$61,776	$90,058

     Concentrations. As of December 31, 2008, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate-related loans comprised 86.1% of total loans, of which approximately 48.3%, 21.5% and 16.3% were construction and land development, commercial real estate and residential real estate, respectively.
     Additionally, as of December 31, 2008, in management’s judgment, a concentration of loans existed in interest-only loans, primarily construction and development loans secured by real estate. At that date, interest-only loans comprised 46.0% of total loans, of which approximately 83.7% were construction and land development, 10.2% were residential, 2.2% were commercial real estate, 3.7% were commercial and industrial, and 0.2% were consumer.
     Our interest-only loans are secured by real estate or in the case of commercial and industrial loans, may also be secured by other business assets, such as accounts receivable, equipment and inventory. These loans generally mature within 6 to 30 months depending on the estimated completion date of the project in the case of construction, land development, residential and commercial real estate loans. Commercial and industrial loans normally mature within 12 months. Interest-only loans bear interest at a variable or fixed rate, with accrued interest payable monthly or in the case of our construction, land development, commercial and residential mortgage loans, interest may, at borrower’s option be accrued and paid upon completion of the project. We monitor our interest-only loans for collectibility through our credit underwriting policies and procedures which are described below under “Business — Our Business Activities — Lending,” by taking prompt action if any required payments are not made, and by requiring our lending staff to monitor and provide progress reports to senior management periodically with respect to the percentage of completion of the project, borrower’s project costs to date and any variance from the budget established for the project, and the performance by borrower of all other financial and other loan covenants. As of December 31, 2008, we did not have any option ARMs or negative amortizing loans.
     The following table shows the amounts of our interest-only loans in each loan category at the end of the periods indicated.

	December 31,	December 31,
	2008	2007
	(In thousands)
Real estate loans:
Construction & land development loans
Interest only	$109,656	$224,105
Principal and interest	27,779	29,083
Commercial real estate loans
Interest only	2,843	10,596
Principal and interest	58,214	61,839

13-18

	December 31,	December 31,
	2008	2007
	(In thousands)
Residential real estate loans
Interest only	13,456	21,778
Principal and interest	33,092	31,420
Commercial & industrial loans
Interest only	4,809	9,329
Principal and interest	31,966	22,048
Consumer and other loans
Interest only	248	589
Principal and interest	2,563	3,130

Total	$284,626	$413,917

     A substantial decline in the performance of the economy, in general, and/or a decline in real estate values in our primary market areas, in particular, could have a further adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows. Interest-only loans also carry greater risk than principal and interest loans do, to the extent that no principal is paid prior to maturity, particularly during a period of rising interest rates and declining real estate values.
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

	December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Non-accrual loans	$112,233	$24,923	$219	$128	$100
Accruing loans past due 90 days or more	—	399	—	—	—

Total non-performing loans (NPLs)	112,233	25,322	219	128	$100
Other real estate owned	19,629	983	—	—	30

Total non-performing assets (NPAs)	$131,862	$26,305	$219	$128	$130

Selected ratios
NPLs to total loans	39.43%	6.12%	0.06%	0.06%	0.09%
NPAs to total assets	36.11%	5.38%	0.06%	0.05%	0.09%
     Our levels of non-performing loans and OREO property increased significantly in the quarter ended December 31, 2008, primarily as a result of continued deterioration in the local housing market and the issues identified with respect to certain residential construction loans. See “Recent Developments” above.

13-19

     The following table provides a break-down (dollars in thousands) by location of the Company’s loan portfolio at December 31, 2008:

	Total	Kitsap	% of	King	% of	Pierce	% of	Other	% of
	Loans	County	Loans	County	Loans	County	Loans	Counties	Loans
Real estate loans:
Spec construction	35,314	13,408	5%	8,035	3%	7,141	3%	6,730	2%
Custom construction	56,160	10,880	4%	27,859	10%	11,775	4%	5,646	2%

Total construction	91,474	24,288	9%	35,894	13%	18,916	7%	12,376	4%
Vacant land & land development	45,961	27,209	10%	2,821	1%	5,469	2%	10,462	4%
1-4 family mortgage	33,936	17,464	6%	3,115	1%	5,384	2%	7,973	3%
Multifamily mortgage	12,611	6,468	2%	—	0%	2,955	1%	3,188	1%
Commercial real estate	61,057	42,615	15%	2,897	1%	3,001	1%	12,544	4%
Commercial & industrial loans	36,775	19,028	7%	13,705	5%	2,405	1%	1,637	1%
Consumer loans	2,812	2,148	1%	21	0%	81	0%	562	0%

Gross loans	284,626	139,220	49%	58,453	21%	38,211	13%	48,742	17%
     The following table provides a break-down (dollars in thousands) by non-accrual status of the Company’s loan portfolio at December 31, 2008:

	Loans	% of Loans	Non-Accruals	% of Non-Accruals
Real estate loans:
Spec construction	$35,314	12%	$25,150	22.4%
Custom construction	56,160	20%	40,802	36.4%

Total construction	91,474	32%	65,952	58.8%
Vacant land & land development	45,961	16%	16,169	14.4%
1-4 family mortgage	33,936	12%	11,733	10.4%
Multifamily mortgage	12,611	4%	3,447	3.1%
Commercial real estate	61,057	22%	2,712	2.4%
Commercial & industrial loans	36,775	13%	11,793	10.5%
Consumer loans	2,812	1%	426	0.4%

Gross loans	$284,626	100%	$112,232	100%
     OREO Properties. We had $19.6 million of OREO property at December 31, 2008, and $983,411 and $0 OREO property at December 31, 2007 and December 31, 2006, respectively.
     All OREO properties are recorded by us at amounts which are equal to or less than the fair market value of the properties based on current independent appraisals reduced by estimated selling costs.
     Impaired Loans. “Impaired loans” are loans for which it is probable that we will not be able to collect all amounts due according to the original contractual terms of the loan agreement. The category of “impaired loans” is not coextensive with the category of “non-accrual loans,” although the two categories overlap. Non-accrual loans include impaired loans, which are not reviewed on a collective basis for impairment, and are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if it is probable that we will collect all amounts due in accordance with the original contractual terms of the loan or the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan.
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

13-20

shortfall in amount of payments is anticipated, but where we expect to collect all amounts due, are not considered impaired. The following table summarizes our impaired loans:

	Year Ended December 31,
	2008	2007
Impaired Loans
Impaired loans with an allowance for loan loss	$66,912,051	$25,437,668
Impaired loans without an allowance for loan loss	$46,447,130	$—
Total impaired loans (1)	$113,359,181	$25,437,668
Total related allowance for losses	$12,947,123	$5,009,141
Average investment in impaired loans	$57,357,825	$7,375,426
Interest income recognized on impaired loans	$685,110	$1,254,832
Interest income received on impaired loans	$632,081	$1,094,351

(1)	Includes $111.8 million and $11.8 million non-accrual loans for 2008 and 2007, respectively.
     As a separate categorization, any troubled debt restructurings are defined as loans that we have agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments.
     We had $113,359,181 impaired loans at December 31, 2008, and $25,437,668 impaired loans at December 31, 2007, and no material impaired loans at December 31, 2006.
     At December 31, 2008, we had no loans not disclosed above as non-accrual loans, as to which we had serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in disclosure of these loans as non-accrual loans.
     Loan Commitments. Many of our lending relationships contain funded and unfunded elements. The funded portion is reflected on our balance sheet. For lending relationships carried at historical cost, the unfunded component of these commitments is not recorded on our balance sheet until a draw is made under the credit facility; however, a reserve is established for probable losses. At December 31, 2008 we had a reserve balance of $21,000 for allowance for unfunded credit losses and $465,000 at December 31, 2007.
     Legally binding commitments to extend credit generally have specified rates and maturities. Certain of these commitments have adverse change clauses that help to protect us against deterioration in the borrowers’ ability to pay.
     As of December 31, 2008 and December 31, 2007, our unfunded commitments totaled $8,866,000 and $81,610,000, respectively.
     Contingent Liabilities for Sold Loans. In prior years, the Bank sold loans without recourse that may have to be subsequently repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults, breach of representation or warranty, delinquencies and fraud. When a loan sold to an investor without recourse fails to perform according to its contractual terms, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, the Bank has no commitment to repurchase the loan. As an ordinary course of business, the Bank is in receipt of defect notices from time to time. The Bank is in receipt of five defect notices ranging from June 2008 through March 2009 for total loan amounts of approximately $2.2 million. The Bank has recorded no reserve to cover loss exposure related to these guarantees. The Company has repurchased three loans totaling $811,144 during 2008.
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

13-21

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
     Our provision for loan losses and levels of impaired loans and non-accrual loans increased significantly in the year ended December 31, 2008, primarily as a result of the reassessment of our mortgage loan portfolio in light of deterioration in the local housing market and economy and the issues identified with respect to certain residential construction loans. See “Recent Developments” above.
     Loan pay offs and transfers to OREO have decreased loan assets. We anticipate future charges offs against the allowance to be close to the current reserves for these identified loans.
     Future additional provisions to the loan loss reserves may be made as appropriate as new loans are identified or as existing loan may deteriorate. See Note 3 to the Company’s unaudited consolidated financial statements for more information on the Company’s loans and allowance for loan losses.
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
     The following table sets forth the activity in our allowance for loan losses for the periods indicated:

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$19,514	$3,972	$2,520	$1,189	$578
Loans charged off
Real estate loans:
Construction	15,899	69	—	—	—
Commercial real estate	294	—	—	—	—
Residential real estate	1,814	156	—	—	—
Commercial & industrial loans	381	88	21	—	—
Consumer loans	133	26	4	1	22

Total	18,521	339	25	1	22
Recoveries:
Real estate loans:
Construction	34	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential real estate	—	—	—	—	—
Commercial & industrial loans	—	—	2	1	—

13-22

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Consumer loans	5	2	—	—	1

Total	39	2	2	1	1
Net loan charge-off (recovery)	18,482	337	23	—	21
Reclassification of unfunded credit commitments to other liabilities	—	—	(48)	(20)	(22)
Provision for loan losses	17,379	15,879	1,523	1,351	654

Ending balance	$18,411	$19,514	$3,972	$2,520	$1,189

Loans	$284,626	$413,917	$344,739	$210,015	$118,812
Average loans	350,943	401,198	276,865	161,357	82,118
Non-performing loans	12,233	25,322	219	128	100
Selected ratios:
Net charge-offs to average loans	5.27%	0.08%	0.01%	0.00%	0.03%
Provision for loan losses to average loans	4.95%	3.96%	0.55%	0.84%	0.80%
Allowance for loan losses to loans outstanding at end of period	6.47%	4.71%	1.15%	1.20%	1.00%
Allowance for loan losses to non-performing loans	150.5%	77.1%	1813.7%	1968.8%	1189.0%
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
     Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some industrial properties. Loans on properties are generally underwritten at a loan to value ratio of less than 80% with a minimum debt coverage ratio of 1.2 times. Our grading system allows our loan portfolio, including real estate, to be ranked across three “Pass” risk grades. Generally, the real estate loan portfolio is risk rated “3 — Pass,” except a number of the residential construction loans which have been downgraded to 3-d, Watch, 4 — Special Mention, 5 — Substandard or for several loans, 6 — Doubtful. The risk rated reserve factor increases with each grade increase, and the general real estate portfolio grade of “4” is more reflective of the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk. Accordingly, a greater allowance allocation is provided on commercial real estate loans.
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

13-23

	December 31,
	2008		2007		2006		2005		2004
		Percent of		Percent of		Percent of		Percent of		Percent of
		Loans in		Loans in		Loans in		Loans in		Loans in
		Each		Each		Each		Each		Each
	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category	Allocation	Category
	of the	to Total	of the	to Total	of the	to Total	of the	to Total	of the	to Total
	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans
					(Dollars in Thousands)

Construction & land development	$177	48.3%	$1,860	61.2%	$1,460	56.5%	$778	49.4%	309	34.7%
Commercial real estate	362	21.5%	601	17.5%	504	19.5%	352	22.4%	271	30.5%
Residential real estate	36	16.4%	143	12.9%	160	18.5%	109	20.8%	62	20.8%
Commercial & industrial loans	165	12.9%	149	7.6%	117	4.5%	98	6.2%	109	12.2%
Consumer loans	14	0.9%	42	0.9%	32	0.9%	25	1.2%	22	1.9%
Direct and Unallocated	$17,657		$16,719		$1,698		$1.157		$416

Total	$18,411	100.00%	$19,514	100.0%	$3,972	100.0%	$2,520	100.0%	$1,189	100.0%

     The principal sources of guidance on accounting for allowances in a loan portfolio under GAAP are SFAS 5 and SFAS 114. In addition guidance given in SFAS 118 and Staff Accounting Bulletin No. 102 will be utilized and implemented as applicable.
     Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic, other conditions and trends, we have established a portion of the allowance for loan losses based on our evaluation of these risks. This portion of our allowance is determined based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, the experience level of our lending officers and staff, and the quality of our credit risk management. As of December 31, 2008, this risk portion of the allowance for loan losses was $1,533,701 or 8.3% of the total allowance, compared with $3,175,000 or 16.3% of the total allowance, as of December 31, 2007.
Investments
     The carrying value of our investment securities totaled $18.4 million at December 31, 2008, $8.8 million at December 31, 2007 and $8.2 million at December 31, 2006. Our portfolio of investment securities during 2008, 2007 and 2006 consisted primarily of federal and state government securities.
     The carrying value of our portfolio of investment securities at December 31, 2008, 2007 and 2006 was as follows:

	Carrying Value at December 31,
	2008	2007	2006
		(In thousands)
U.S. government agencies	$17,016	$6,980	$6,382
Obligations of states and political subdivisions	1,402	1,813	1,812
Mortgage-backed securities	25	39	50

Total investment securities	$18,443	$8,832	$8,244

     The following tables show the maturities of investment securities at December 31, 2008 and December 31, 2007, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

	December 31, 2008
			After One Year but		After Five Years but
	Within One Year		within Five Years		within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. government agencies	$3,007	3.30%	$14,009	3.58%	—	—	—	—
Obligations of states and political subdivisions	244	3.80%	259	3.80%	899	4.25%	—	—
Mortgage-backed securities	25	4.26%	—	—	—	—	—	—

Total available for sale	$3,276	3.35%	$14,268	3.58%	$899	4.25%	$—	—

13-24

	December 31, 2007
			After One Year but		After Five Years but
	Within One Year		within Five Years		within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. government agencies	$998	4.52%	$5,982	4.95%	$—	—	$—	—
Obligations of states and political subdivisions	—	—	502	3.80%	1,089	4.25%	222	4.55%
Mortgage-backed securities	8	4.52%	31	4.52%	—	—	—	—

Total available-for-sale	$1,006	4.52%	$6,515	4.86%	$1,089	4.25%	$222	4.55%

Deposits
     Total deposits were $330.0 million at December 31, 2008 compared to $421.4 million at December 31, 2007 and $315.0 million at December 31, 2006. The decrease in total deposits in 2008 is attributed primarily to the decrease in CD’s exceeding $100,000 and money market accounts. Non-interest-bearing demand deposits decreased to $17.0 million, or 5.1% of total deposits, at December 31, 2008, from $24.7 million, or 5.9% of total deposits, at December 31, 2007, and from $26.9 million, or 8.5% of total deposits, at December 31, 2006. Interest-bearing deposits are comprised of money market accounts, regular savings accounts, time deposits of under $100,000 and time deposits of $100,000 or more.
     The following table shows the average amount and average rate paid on the categories of deposits for each of the periods indicated:

	Years Ended December 31,
	2008		2007		2006
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in Thousands)
Interest-bearing demand	$6,870	0.83%	$7,542	1.02%	$11,682	0.61%
Money market	63,226	2.81%	99,941	4.49%	114,527	4.50%
Savings	10,742	2.28%	7,802	3.78%	3,844	1.53%
Time certificates of deposit	290,797	4.82%	226,050	5.33%	117,400	4.99%
Non-interest-bearing deposits	21,266	0.00%	28,426	0.00%	25,736	0.00%

Total	$392,901	4.10%	$369,761	4.57%	$273,189	4.08%

     Additionally, the following table shows the maturities of CDs of $100,000 or more at December 31, 2008:

December 31,
2008
(In thousands)
Due in three months or less	$28,980
Due in over three months through six months	22,040
Due in over six months through twelve months	27,543
Due in over twelve months	25,558

Total	$104,121

     Deposits are gathered from individuals, partnerships, nonprofit organizations, governmental entities and corporations in our market areas. Our policy also permits the acceptance of brokered deposits subject to regulatory approval. The interest rates paid are competitively priced for each particular deposit product and structured to meet our funding requirements. We will continue to manage interest expense through deposit pricing. The 47 basis point decrease in interest rates paid during 2008 is reflective of the decrease in offering rates.
Shareholders’ Equity
     Initial Public Offering. We priced our initial public offering of 2,300,000 shares of our common stock at $16.50 per share. We received net proceeds of approximately $40.2 million from our sale of shares after deducting sales commissions and expenses. The underwriter of the Company’s initial public offering exercised and completed

13-25

its option to purchase an additional 345,000 shares of common stock to cover over-allotments effective Tuesday, December 19, 2006.
     December 31, 2008 Overview. As of December 31, 2008, our shareholders’ equity totaled $24.3 million, and our equity to asset ratio was 6.7%, compared to 11.6% as of December 31, 2007. This decrease is primarily the result of our asset decline, the net loss for the period that resulted from the additions to the allowance for loan losses, and the creation of the deferred tax valuation allowance.
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
     Stock Split. In August 2006, we completed a 6.1429-to-1 stock split affected in the form of a stock dividend. This resulted in issuing 5.1429 additional shares of stock to the common shareholders for each share previously held. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the $2,301,842 transfer of the par value of these additional shares from capital surplus. All share and per share amounts have been restated to reflect the retroactive effect of the stock split, except for our capitalization.
Capital Resources
     We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum ratios and the actual capital ratios are set forth in the table below.

	Regulatory Requirements
	(Greater than or equal to		Actual at December 31, 2008
	stated percentage)			WSB Financial
	Adequately Capitalized	Well Capitalized	Westsound Bank	Group, Inc.
Tier 1 leverage capital ratio	4.0%	5.0%	8.2%	8.1%
Tier 1 risk-based capital	4.0%	6.0%	10.5%	10.5%
Total risk-based capital	8.0%	10.0%	11.8%	11.8%

	Regulatory Requirements
	(Greater than or equal to		Actual at December 31, 2007
	stated percentage)			WSB Financial
	Adequately Capitalized	Well Capitalized	Westsound Bank	Group, Inc.
Tier 1 leverage capital ratio	4.0%	5.0%	13.6%	13.9%
Tier 1 risk-based capital	4.0%	6.0%	15.0%	15.4%
Total risk-based capital	8.0%	10.0%	16.3%	16.7%
     Although the Company and the Bank were “well capitalized” for federal regulatory purposes at December 31, 2008 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the rules, due to the significant operating losses incurred in 2008 and 2007, the resulting deteriorating capital position of the Company and the Bank and the FDIC order, we believe there is substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. See “ — Recent Developments.”

13-26

     In order to manage our capital position more efficiently, we formed WSB Financial Group Trust I, a Delaware statutory trust formed with capital of $248,000, for the sole purpose of issuing trust preferred securities. During the third quarter of 2005, WSB Financial Group Trust I issued 8,000 Capital Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $8.0 million. The entire proceeds of the issuance were invested by WSB Financial Group Trust I in $8.248 million of Junior Subordinated Deferrable Interest Debentures, or the subordinated debentures, issued by us, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of WSB Financial Group Trust I. The subordinated debentures mature on September 15, 2035, and bear an interest rate at December 31, 2008 of 3.60% (based on 3-month LIBOR plus 1.73%), with repricing occurring and interest payments due quarterly. We injected $7.9 million of the net proceeds from the sale of the subordinated debentures into Westsound Bank and retained the remaining proceeds for the needs of WSB Financial Group, Inc.
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
     Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2008 of 3.60%. For each successive period beginning on March 15 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 1.73%. WSB Financial Group Trust I has the option to defer payment of the distributions for a period of up to five years, as long as we are not in default on the payment of interest on the subordinated debentures. We have guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, our investment in the trust is accounted for under the equity method and is included in other assets on the accompanying consolidated balance sheet. The subordinated debentures issued and guaranteed by us and held by the trust are reflected on our consolidated balance sheet in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification may be subject to future change.
     Commencing with the interest payment due March 15, 2008, the Company has elected to defer its quarterly interest payments on the Junior Subordinated Debt Securities, as permitted by the indenture agreement. This election was the result of the notification by the Federal Reserve Bank of San Francisco, or FRB that the Company and the Bank had been designated to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a result of that designation, the Company is generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the hold company level) without notifying the FRB for prior approval of such payments.

13-27

Contractual Obligations
     The following table sets forth our significant contractual obligations at December 31, 2008:

		Payments Due by Period
		Less
		Than			After
		1	1-3	3-5	5
Contractual Obligations	Total	Year	Years	Years	Years
	(In Thousands)
Junior subordinated deferrable interest debentures	$8,248	$—	$—	$—	$8,248
Time certificates of deposit	248,745	185,141	49,022	14,582	—
Operating lease obligations	809	302	294	213	—

Total	$257,802	$185,443	$49,316	$14,795	$8,248

     The following table sets forth our other significant commitments at December 31, 2008:

		Amount of Commitment Expiration Per Period
		Less
	Total	Than			After
	Amounts	1	1-3	3-5	5
Other Commitments	Committed	Year	Years	Years	Years
			(In Thousands)
Commitments to extend credit	$6,398	$5,073	$1,325	$—	$—
Credit cards	2,218	—	2,218	—	—
Standby letters of credit	250	179	71	—	—

Total	$8,866	$5,252	$3,614	$—	$—

     The Company may incur liabilities under certain contractual agreements contingent upon the occurrence of certain events. A discussion of these contractual arrangements under which the Company may be held liable is included above under “—Financial Condition — Loans, Contingent Liabilities for Sold Loans.”
Liquidity
     The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of its operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified client base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. Our borrowing line with FHLB has been placed on hold until FHLB completes its analysis of the Bank and will probably be collateral dependent. In December 2008, we received preliminary approval from the FRB discount window borrowing program, subject to collateral review. As of December 31, 2008, we had $17.0 million in securities available to be sold or pledged to the FHLB or the FRB discount window.
     We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60 to 90 days. At December 31, 2008, we had approximately $63.0 million in liquid assets comprised of $46.0 million in cash and cash equivalents (including fed funds sold of $32.5 million), and $17.0 million in available-for-sale securities.
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

13-28

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
     Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Our net loans decreased by $128 million for the year ended December 31, 2008, after increasing in 2007 and 2006 by $53.2 million and $133.0 million, respectively. Investment securities were $18.4 million at December 31, 2008, $8.8 million at December 31, 2007, and $8.2 million at December 31, 2006. At December 31, 2008 we had outstanding loan commitments of $8.6 million and outstanding letters of credit of $250,000. We anticipate that we will have sufficient funds available to meet current loan commitments.
     Net cash provided by financing activities has been impacted significantly by decreases in deposit levels. During the year ended December 31, 2008 deposits decreased by $91.4 million, and in the years ended December 31, 2007 and 2006, deposits increased by $106.4 million and $90.9 million, respectively. During the year ended December 31, 2006, net proceeds from our initial public offering provided an additional $40.2 million cash.
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

13-29

     At December 31, 2008, our market value of portfolio equity exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows our projected change in market value of portfolio equity for this set of rate shocks as of December 31, 2008.
Market Value of Portfolio Equity

				Percentage of
		Percentage Change	Percentage of	Portfolio Equity
Interest Rate Scenario	Market Value	from Base	Total Assets	Book Value
	(Dollars in thousands)
Up 200 basis points	$25,365	3.3%	6.9%	104.31%
Up 100 basis points	25,009	1.8%	6.8%	102.85%
BASE	25,561	—	6.7%	101.01%
Down 100 basis points	25,945	5.6%	7.1%	106.70%
Down 200 basis points	27,738	12.9%	7.6%	114.07%
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
     Net Interest Income Simulation. In order to measure interest rate risk at December 31, 2008, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income forecast using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and to the same extent as the change in market rates according to their contracted index. Some loans and investment vehicles include the opportunity of prepayment (embedded options), and accordingly the simulation model uses national indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.
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
     For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. At December 31, 2008, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

13-30

Sensitivity of Net Interest Income

				Net Interest
				Margin Change
	Adjusted Net	Percentage Change	Net Interest	(in basis
Interest Rate Scenario	Interest Income(1)	from Base	Margin Percent(1)	points)
	(Dollars in thousands)
Up 200 basis points	$2,667	2.4%	3.30%	24
Up 100 basis points	2,660	2.1%	3.19%	13
BASE	2,605	—%	3.06%	—
Down 100 basis points	2,442	(6.3)%	2.91%	(15)
Down 200 basis points	2,157	(7.2)%	2.79%	(27)

(1)	These percentages are not comparable to other information discussing the percent of net interest margin since the income simulation does not take into account loan fees.
     Gap Analysis. Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.
     The following table sets forth the distribution of re-pricing opportunities of our interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest-earning assets to cumulative interest-bearing liabilities and the cumulative gap as a percentage of total assets and total interest-earning assets as of December 31, 2008. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of clients in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

	December 31, 2008
	Amounts Maturing or Re-pricing in
		Over	Over
		3	1
	3	Months	Year
	Months	to	to	Over
	or	12	5	5	Non-
	Less	Months	Years	Years	Sensitive(1)	Total
	(Dollars in thousands)
Assets

Cash and due from banks	$8,759	$—	$—	$—	$4,756	$13,515
Federal funds sold	32,500	—	—	—	—	32,500
Investment securities	2,151	4,258	11,108	531	395	18,443
Loans	67,744	40,026	50,713	13,941	111,767	284,191
Other assets(2)	248	—	—	—	16,313	16,561

Total assets	$111,402	$44,284	$61,821	$14,472	$133,231	$365,210

Liabilities and Stockholders’ Equity

Non-interest-bearing demand deposits	$—	$—	$—	$—	$16,966	$16,966
Interest-bearing demand, money market and savings	6,986	20,939	32,605	3,790	—	64,320
Time certificates of deposit	73,854	111,295	61,461	2,145	(10)	248,745
Short-term debt	—	—	—	—	—	—
Long-term debt	8,248	—	—	—	—	8,248
Other liabilities	—	—	—	—	2,615	2,615
Stockholders’ equity	—	—	—	—	24,316	24,316

Total liabilities and stockholders’ equity	$89,088	$132,234	$94,066	$5,935	$43,887	$365,210

13-31

	December 31, 2008
	Amounts Maturing or Re-pricing in
		Over	Over
		3	1
	3	Months	Year
	Months	to	to	Over
	or	12	5	5	Non-
	Less	Months	Years	Years	Sensitive(1)	Total
	(Dollars in thousands)
Period gap	22,314	(87,950)	(32,245)	8,537	89,344
Cumulative interest-earning assets	111,402	155,686	217,507	231,979
Cumulative interest-bearing liabilities	89,088	221,322	315,388	321,323
Cumulative gap	22,314	(65,636)	(97,881)	(89,344)
Cumulative interest-earning assets to cumulative interest-bearing liabilities	1.25	0.70	0.69	0.72
Cumulative gap as a percent of:
Total assets	6.1%	(18.0)%	(26.8)%	(24.5)%
Interest-earning assets	20.0%	(42.2)%	(45.0)%	(38.5)%

(1)	Assets or liabilities and equity which are not interest rate-sensitive.

(2)	Allowance for loan losses of $18.6 million as of December 31, 2008.
     At December 31, 2008, we had $155.7 million in assets and $221.3 million in liabilities re-pricing within one year. This means that $65.6 million more of our interest rate sensitive liabilities than our interest rate sensitive assets will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year at December 31, 2008 is 0.70. This analysis indicates that at December 31, 2008, if interest rates were to increase, the gap would result in a higher net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.
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
Recent Accounting Pronouncements
     See Note 1 of “Notes to the Consolidated Financial Statements” for a discussion of recently issued or proposed accounting pronouncements.

13-32

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	13-34
Consolidated Statement of Financial Condition	13-35
Consolidated Statement of Operations	13-36
Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income (Loss)	13-37
Consolidated Statement of Cash Flows	13-38
Notes to Consolidated Financial Statements	13-39

13-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
WSB Financial Group, Inc. and Subsidiaries
We have audited the accompanying consolidated statements of financial condition of WSB Financial Group, Inc. and Subsidiaries (Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WSB Financial Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s two consecutive years of operating losses, its deteriorating capital position, and its Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and Washington State Department of Financial Institutions, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Moss Adams, LLP
 Everett, Washington
April 3, 2009

13-34

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	December 31,	December 31,
	2008	2007
ASSETS
Cash and cash equivalents
Cash and due from banks	$13,515,375	$10,026,460
Federal funds sold	32,500,000	56,900,000

Total cash and cash equivalents	46,015,375	66,926,460

Investment securities available for sale, at fair value	18,442,639	8,832,146
Federal Home Loan Bank stock, at cost	318,900	318,900
Loans	284,190,841	412,949,947
Less allowance for loan losses	(18,410,606)	(19,513,765)

Total loans, net	265,780,235	393,436,182

Premises and equipment, net	7,905,049	8,759,750
Accrued interest receivable	983,335	2,540,554
Other real estate owned (OREO)	19,628,571	983,411
Deferred tax asset	12,021,579	6,496,106
Less deferred tax valuation allowance	(12,021,579)	—

Total deferred tax asset, net	—	6,496,106
Federal income tax receivable	4,895,762	—
Other assets	$1,240,236	1,039,655

Total assets	$365,210,102	$489,333,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest-bearing	$16,965,525	$24,711,246
Interest-bearing	313,065,679	396,733,599

Total deposits	330,031,204	421,444,845

Accrued interest payable	1,973,590	1,955,434
Other liabilities	640,906	964,870
Junior subordinated debentures	8,248,000	8,248,000

Total liabilities	340,893,700	432,613,149

Stockholders’ equity
Common stock, $1 par value; 15,357,250 shares authorized; 5,574,853 and 5,574,853 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	5,574,853	5,574,853
Additional paid-in capital	48,279,212	48,223,669
Retained earnings (accumulated deficit)	(29,798,393)	2,853,756
Accumulated other comprehensive income	260,730	67,737

Total stockholders’ equity	24,316,402	56,720,015

Total liabilities and stockholders’ equity	$365,210,102	$489,333,164

13-35	See accompanying notes

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended December 31,
	2008	2007	2006
INTEREST INCOME
Interest and fees on loans	$18,324,820	$35,958,390	$27,633,568
Interest on investments
Taxable	487,094	316,280	265,174
Tax-exempt	46,043	75,510	75,842
Interest on federal funds sold	1,382,621	879,040	282,055
Other interest income	143,604	166,581	84,466

Total interest income	20,384,182	37,395,801	28,341,105
INTEREST EXPENSE
Deposits	16,091,456	16,910,386	11,143,894
Other borrowings	—	1,241	75,232
Junior subordinated debentures	450,000	603,017	565,486

Total interest expense	16,541,456	17,514,644	11,784,612
NET INTEREST INCOME	3,842,726	19,881,157	16,556,493
PROVISION FOR LOAN LOSSES	17,379,000	15,879,000	1,522,917

Net interest income (loss) after provision for loan losses	(13,536,274)	4,002,157	15,033,576

NONINTEREST INCOME
Service charges on deposit accounts	356,917	381,380	255,659
Other client fees	403,389	789,513	878,372
Net gain on sale of loans	—	2,845,046	3,483,303
Other income	36,264	515,029	54,754

Total noninterest income	796,570	4,530,968	4,672,088

NONINTEREST EXPENSE
Salaries and employee benefits	6,275,522	9,486,241	9,257,885
Premises lease	314,088	328,825	338,113
Depreciation and amortization expense	812,214	824,207	611,766
Occupancy and equipment	639,573	613,537	511,886
Data and item processing	756,863	698,446	511,610
Advertising expense	280,668	180,194	214,680
Printing, stationery and supplies	172,889	191,392	218,935
Telephone expense	88,539	110,757	110,625
Postage and courier	135,261	154,911	132,320
Legal fees	1,706,339	301,124	44,570
Director fees	219,650	321,000	303,334
Business and occupation taxes	181,482	343,628	273,522
Accounting and audit fees	612,022	253,680	76,987
Consultant fees	858,794	216,127	63,805
OREO losses and expense, net	1,986,240	265,891	—
Provision (reversal of provision) for unfunded credit losses	(444,000)	361,400	—
Other expenses	3,861,680	1,841,652	1,183,523

Total noninterest expense	18,457,824	16,493,012	13,853,561

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(31,197,528)	(7,959,887)	5,852,103
PROVISION (BENEFIT) FOR INCOME TAXES	1,454,621	(2,759,728)	1,967,420

NET (LOSS) INCOME	$(32,652,149)	$(5,200,159)	$3,884,683

EARNINGS (LOSS) PER SHARE
Basic	$(5.86)	$(0.93)	$1.35
Diluted	$(5.86)	$(0.93)	$1.18

Weighted-average number of common shares outstanding	5,574,853	5,565,123	2,870,022
Weighted-average number of dilutive shares outstanding	5,574,853	5,565,123	3,285,622

13-36	See accompanying notes

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

				Retained	Accumulated
	Common Stock		Additional	Earnings	Other
	Number		Paid-In	(Accumulated	Comprehensive
	of Shares	Amount	Capital	Deficit)	Income (Loss)	Total

Balance, December 31, 2005	2,722,048	$2,722,048	$9,052,658	$4,295,429	$(64,377)	$16,005,758

Net income				3,884,683		3,884,683

Other comprehensive income, net of tax of ($15,710)					32,056	32,056

Total comprehensive income						3,916,739

Tax benefit of stock options exercised			375,643			375,643
Fractional shares repurchased	(228)	(228)	(758)	(2,008)		(2,994)
Stock repurchases	(14,068)	(14,068)	(46,786)	(124,189)		(185,043)
Stock issued for director fees	10,473	10,473	113,460			123,933
Stock options exercised	182,448	182,448	1,003,808			1,186,256
Net proceeds from issuance of common stock in public offering	2,645,000	2,645,000	37,591,836			40,236,836

Balance, December 31, 2006	5,545,673	$5,545,673	$48,089,861	$8,053,915	$(32,321)	$61,657,128

Net loss				(5,200,159)		(5,200,159)

Other comprehensive income, net of tax of ($51,545)					100,058	100,058

Total comprehensive loss						(5,100,101)

Stock based compensation expense			26,484			26,484
Stock options exercised	29,180	29,180	107,324			136,504

Balance, December 31, 2007	5,574,853	$5,574,853	$48,223,669	$2,853,756	$67,737	$56,720,015

Net loss				(32,652,149)		(32,652,149)

Other comprehensive income net of tax of ($99,420)					192,993	192,993

Total comprehensive loss						(32,459,156)

Stock based compensation expense			55,543			55,543

Balance, December 31, 2008	5,574,853	$5,574,853	$48,279,212	$(29,798,393)	$260,730	$24,316,402

13-37	See accompanying notes.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(32,652,149)	$(5,200,159)	$3,884,683
Adjustments to reconcile net (loss) income to net cash from operating activities
Provision for loan losses	17,379,000	15,879,000	1,522,917
Provision (reversal of provision) for unfunded credit losses	(444,000)	361,400	—
OREO write-downs	1,352,929	186,312	—
Depreciation and amortization	812,214	824,207	611,766
Amortization (accretion) of premiums/discounts	68,477	(2,318)	6,764
Director fees paid by stock in lieu of cash	—	—	123,933
Excess tax benefits from stock options exercised	—	—	(375,643)
Stock based compensation	55,543	26,484	—
Net loss (gain) on sale of premises and equipment	8,563	(393,687)	—
Net loss (gain) on sale of other real estate owned	119,182	(16,362)	—
Origination of loans held for sale	—	(93,986,895)	(122,304,063)
Proceeds from sale of loans held for sale	—	107,839,135	123,512,035
Net gain on sale of loans	—	(2,845,046)	(3,483,303)
Deferred income tax	(5,624,893)	(5,719,741)	(674,367)
Deferred tax valuation allowance	12,021,579	—	—
Net change in
Accrued interest receivable	1,557,219	(560,437)	(981,095)
Other assets	(5,096,344)	176,572	(226,477)
Accrued interest payable	18,156	846,746	874,514
Other liabilities	120,036	(114,865)	(625,037)

Net cash from operating activities	(10,304,488)	17,300,346	1,866,627

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of lease receivables	(15,023,001)	—	—
Net change in loans	102,654,668	(82,247,717)	(132,283,986)
Purchases of investments available-for-sale	(13,925,078)	(5,745,804)	(1,000,000)
Proceeds from calls and maturities of investments available-for-sale	4,525,000	5,300,000	1,000,000
Principal repayments of mortgage-backed securities	13,522	11,222	32,490
Purchase of Federal Home Loan Bank stock	—	(84,700)	—
Proceeds from sale of other real estate owned	2,528,009	980,193	—
Purchases of premises and equipment	(435,631)	(2,713,201)	(2,440,783)
Proceeds from sale of premises and equipment	469,555	1,368,671	—

Net cash from investing activities	80,807,044	(83,131,336)	(134,692,279)

CASH FLOW FROM FINANCING ACTIVITIES
Net change in non-interest-bearing deposits	(7,745,721)	(2,152,876)	5,074,312
Net change in interest-bearing deposits	(83,667,920)	108,575,718	85,780,918
Net proceeds from sale of stock	—	—	40,236,836
Proceeds from exercise of stock options	—	136,504	1,186,256
Excess tax benefit from stock options exercised	—	—	375,643
Fractional share payout	—	—	(2,994)
Stock repurchases	—	—	(185,043)

Net cash from financing activities	(91,413,641)	106,559,346	132,465,928

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,911,085)	40,728,356	(359,724)
CASH AND CASH EQUIVALENTS, beginning of period	66,926,460	26,198,104	26,557,828

CASH AND CASH EQUIVALENTS, end of period	$46,015,375	$66,926,460	$26,198,104

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$16,523,300	$16,667,898	$10,910,098

Income taxes paid	—	$2,790,000	$2,550,000

NON-CASH INVESTING ACTIVITIES
Real estate acquired through foreclosure in settlement of loans	$22,645,280	$2,133,554	—

13-38	See accompanying notes.

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Summary of Significant Accounting Policies
     Nature of operations and basis of consolidation — On March 12, 1999, Westsound Bank (the Bank) was granted a state charter as a commercial bank whose principal activity is to engage in general commercial banking business in the Bremerton area of Kitsap County, Washington. The Bank generates commercial, mortgage and consumer loans and receives deposits from clients located primarily in Bremerton, Washington. As a Washington State chartered financial institution, the Bank is subject to regulations by the Washington State Banking Department of Financial Institutions and the Federal Deposit Insurance Corporation. Westsound Bank has branches and/or loan production offices in Bremerton, Silverdale, Port Angeles, Port Orchard, Sequim, Gig Harbor, Poulsbo, Federal Way, and Port Townsend, Washington.
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
     The consolidated financial statements include the accounts of WSB Financial Group, Inc. and its wholly owned subsidiaries, excluding the Trust, after eliminating all inter-company transactions. All share and per share information has been retroactively adjusted to reflect split effective August 15, 2006 (See Note 18).
     Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of investment securities, valuation of other real estate owned and deferred tax asset/liability.
     Cash and cash equivalents — For purposes of reporting cash flows, cash and cash equivalents are cash on hand, amounts due from banks, and federal funds sold, and have maturities of three months or less. The Bank places its cash with high credit quality institutions. The amounts on deposit fluctuate and, at times, exceed the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk. Generally, federal funds are purchased and sold for one-day periods.
     Investment securities — Investment securities are classified into one of three categories: (1) held-to-maturity, (2) available-for-sale, or (3) trading. Investment securities are categorized as held-to-maturity when the Bank has the positive intent and ability to hold those securities to maturity. Securities which are held-to-maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Bank had no securities classified as held-to-maturity as of December 31, 2008 and 2007. The Bank had no trading securities as of December 31, 2008 and 2007.

13-39

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     Investment securities categorized as available-for-sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available-for-sale securities are recorded at estimated fair value, with the net unrealized gain or loss included in comprehensive income (loss), net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.
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
     Federal Home Loan Bank stock — The Bank’s investment in Federal Home Loan Bank (the FHLB) stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specified percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.
     Loans held for sale — Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income. The Company had no loans held for sale at December 31, 2008 and December 31, 2007.
     Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.
     Accounting for derivatives — The Company has engaged in the production of loans for sale to buyers and investors in the secondary mortgage market. These loan production activities expose the Company to risk that a loan’s market value may decline between the date the Company enters into an interest rate lock commitment with a borrower to fund a loan, or with a seller to purchase a loan, and the loan’s ultimate sale into the secondary market. The Company reduces its exposure to this risk by entering into contracts to sell loans to buyers at specified prices to hedge against the economic risk of market value declines. The Company considers its commitments to extend secondary market qualifying loans (the pipeline) with interest rate lock commitments to be derivatives, as well as its firm commitments to deliver loans, all of which are recognized at their estimated fair values. The Company had no interest rate lock commitment derivatives at December 31, 2008 and December 31, 2007.
     Loans and allowances for loan losses — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
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
     The allowance is allocated based on general, classified, specific and conditions components of the loan portfolio. The classified component relates to loans that are risk rated as either doubtful, substandard or special mention. For such loans that are also classified as impaired, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. A conditions component is maintained to cover uncertainties that could affect management’s estimate of probable losses. This conditions component of the allowance reflects internal and external factors that may impact the loan portfolio performance in future periods.
     Transfers of financial assets — Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
     Premises and equipment — Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets, ranging from 3 to 25 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Leasehold improvements are amortized over the life of the building lease.
     Foreclosed assets — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. To the extent fair value less cost to sell is below a loans carrying amount the difference is charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or

13-41

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.
     Income taxes — Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, organization costs, depreciation, and benefit associated with net operating losses. The deferred tax assets and liabilities are determined using the liability method and represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settle. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settle. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
     When circumstances warrant, we assess the likelihood that our net deferred tax assets will more-likely-than-not be recovered from future projected taxable income. A valuation allowance is established to reduce deferred tax assets if it is more-likely-than-not that the deferred tax asset will not be realized.
     Stock option plans — The Company accounts for all share-based payments in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. For the fiscal years 2008 and 2007 all outstanding options were excluded from the computation of the loss per share due to the net loss recorded during the period.
     Earnings (loss) per common share — Basic earnings (loss) per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.
     Earnings (loss) per common share have been computed based on the following:

	2008	2007	2006
Numerator
Net (loss) income	$(32,652,149)	$(5,200,159)	$3,884,683
Denominator
Weighted-average number of common shares outstanding	5,574,853	5,565,123	2,870,022
Incremental shares assumed for stock options	—	—	415,600

Weighted-average number of diluted shares outstanding	5,574,853	5,565,123	3,285,622

Basic earnings (loss) per common share	$(5.86)	$(0.93)	$1.35
Diluted earnings (loss) per common share (1)	$(5.86)	$(0.93)	$1.18

(1)	Excludes all stock options as anti-dilutive in periods with net losses.
     Comprehensive income (loss)— Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

13-42

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The components of other comprehensive income (loss) and related tax effects are as follows:

	2008	2007	2006

Unrealized holding gain (loss) on available-for-sale securities	$292,413	$151,603	$47,766
Tax (provision) benefit	(99,420)	(51,545)	(15,710)

Net-of-tax-amount	$192,993	$100,058	$32,056

     The components of accumulated other comprehensive income (loss), included in stockholders’ equity are as follows:

	2008	2007	2006

Unrealized holding gain (loss) on available-for-sale securities	$395,045	$102,631	$(48,971)
Tax (provision) benefit	(134,315)	(34,894)	16,650

Net-of-tax-amount	$260,730	$67,737	$(32,321)

     Advertising costs — Advertising costs are expensed when incurred. Total advertising expenses were $280,668, $180,194 and $214,680 in 2008, 2007 and 2006, respectively.
     Recent accounting pronouncements — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 did not have a material impact on our consolidated financial statements. (See Note 14.)
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company elected not to report using the Fair Value Option under SFAS 159 as of January 1, 2008.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (SFAS 160). SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The objective is to improve relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. SFAS 160 is effective for annual periods after December 15, 2008. SFAS 160 is not expected to have a material impact on our consolidated financial statements.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS 161). SFAS requires enhanced disclosures about an entity’s derivative and hedging activities and improves financial reporting. This statement is effective for financial

13-43

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
statements issued for the fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 is not expected to have a material impact on our consolidated financial statements.
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
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” SFAS 162 will not have a material effect on our consolidated financial statements.
     In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an Interpretation of FASB Statement No. 60” (SFAS 163). SFAS 163 is limited to financial guarantee insurance contracts used in the scope of SFAS statement 60 and is effective for financial statements issued for the fiscal years beginning after December 15, 2008, and for all interim periods within those fiscal years. This statement will not affect our consolidated financial statements.
     In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). The FSP clarifies the application of FAS No. 157, Fair Value Measurements, when the market for a financial asset is not active. The FSP was effective upon issuance, including reporting for prior periods for which financial statements have not been issued. The adoption of the FSP for reporting as of September 30, 2008, did not have a material impact on our consolidated financial statements.
     On January 12, 2009, FASB issued FSP Emerging Issues Task Force (“EITF”) 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. FSP EITF 99-20-1 addresses certain practice issues in EITF No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, by making its other-than-temporary impairment assessment guidance consistent with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. FSP EITF 99-20-1 removes the reference to the consideration of a market participant’s estimates of cash flows in EITF 99-20, and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an other-than-temporary impairment is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. The impact of adoption did not have a material impact on the Corporation’s consolidated financial statements.
Note 2 — Regulatory Actions, Business Plan and Going Concern Considerations
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
     Under the terms of the FDIC order, the Bank cannot declare dividends without the prior written approval of the FDIC and the DFI. Other material provisions of the order require the Bank to: (i) review the compensation and effectiveness of Westsound Bank’s current executive officers and directors, and the structure of the board and its committees, (ii) strengthen the Bank’s board of directors’ oversight of management and operations of the Bank, (iii) improve the Bank’s internal controls, internal audit function, lending and collection policies and procedures, particularly with respect to the origination and monitoring of construction loans, (iv) maintain specified capital and liquidity ratios, and (v) prepare and submit progress reports to the FDIC and the DFI. The FDIC order will remain in effect until modified or terminated by the FDIC and the DFI. As previously reported, the Company and the Bank have been actively engaged in responding to the concerns raised in the FDIC order. The FDIC order requires the Bank to maintain higher than normally required capital ratios. Risk-based capital is required to be 13% or higher. At December 31, 2008, the Bank’s risk-based capital ratio was 11.8%, which is out of compliance with this requirement of the order.
     The FDIC order does not restrict the Bank from transacting its normal banking business. The Bank will serve its clients in all areas including making loans, establishing lines of credit, accepting deposits and processing banking transactions. All client deposits remain fully insured to the highest limits set by FDIC.
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
     Pending and Proposed Regulatory Compliance Actions: As previously reported, the FDIC required the Bank to enter into an informal agreement, called a memorandum of understanding, or MOU, in May 2006. The MOU requires the Bank and its board of directors to correct violations of certain consumer banking laws and regulations, and to improve the Bank’s regulatory compliance policies, procedures and oversight. Based on our last compliance examination in August 2008, the FDIC’s compliance staff recently advised us that in its opinion, the Bank has not complied with all of the requirements of the MOU. In its examination, the FDIC found other violations of consumer banking laws and regulations related primarily to consumer lending and reporting. The FDIC has requested the Bank to stipulate to a formal cease and desist order, requiring the Bank to correct the violations found and take further steps to ensure the Bank’s future regulatory compliance in these areas. Our management explained that it had taken significant steps under the direction of its new CEO and compliance manager, believed it was in compliance, and that such action was unwarranted. After full discussion with the regulators, management and the board of directors of the Bank declined to enter into the proposed order at this time and informed the FDIC staff that if necessary, the Bank would exercise its legal rights to appeal the proposed action. The FDIC has also informed us that they will impose monetary penalties related to flood insurance violations, the amount of which is not expected to be material.
     Capital: Although the Company and the Bank were “well capitalized” at December 31, 2008 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and

13-45

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
the general percentages in the regulatory guidelines, the Company and the Bank understand that they are no longer regarded as “well capitalized” for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order, the additional risks posed by the current financial crisis and recession, and declining real estate values. Further, due to the significant operating losses incurred in 2008 and 2007, the resulting deteriorating capital position of the Company and the Bank and the FDIC order, we believe there is substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements.
     As a result of the reclassification of our regulatory capital status, the Bank’s borrowing costs and terms from the FRB, the FHLB and other financial institutions, as well as the Bank’s premiums to the Deposit Insurance Fund administered by the FDIC to insure bank and savings association deposits are expected to increase and other pending and proposal regulatory actions.
     Business Plan and Going Concern Considerations. In connection with continuing turmoil in the economy, and more specifically, within the local real estate market, we recorded net losses of $32.7 million and $5.2 million in 2008 and 2007, respectively. These losses were primarily the result of necessary increases in our provision for loan losses during these years, and declining net interest margins caused by recent interest rate reductions and increased amounts of non-accrual loans. A valuation allowance provided against our deferred tax assets during 2008 also negatively impacted our earnings. These losses, the FDIC order, and the high level of risk associated with our real estate loan portfolio have resulted in Westsound Bank being regarded by our regulators as less than “well capitalized” as further described above. See “—Capital.” The net losses in recent years have had a negative impact on our operations, liquidity and capital adequacy and could result in further actions by our regulators to restrict our operations as discussed below.
     In order to achieve compliance with the risk-based capital requirement of the FDIC order, we will need to either raise capital, sell assets to deleverage, or both. Our ability to accomplish these goals is significantly constricted by the current economic environment, in which access to capital markets is extremely limited, and we can give no assurances that we will be able to access any such capital or sell more assets. Our ability to decrease our levels of non-performing assets is also vulnerable to market conditions as many of our borrowers rely on an active real estate market as a source of repayment, particularly our construction and development loan borrowers, and, as mentioned, the sale of properties in this market at an acceptable price is difficult. If the real estate market does not improve or declines further, our level of non-performing assets may continue to increase.
     As a result of the asset quality and capital concerns affecting us, we have been aggressively addressing our liquidity needs to maintain an adequate cash flow position to sustain operations of the Company. As of March 27, 2009, we maintained approximately $15.5 million (unaudited) of federal funds sold to satisfy pending repayments of brokered deposits and other cash flow obligations. As of March 27, 2009, we maintained the following sources of liquidity (unaudited):
     •     $15.5 million of federal funds sold.
     •     $10.5 million in a correspondent bank money market account.
     •     We have been approved by the FRB to borrow from the FRB Discount Window once sufficient collateral has been pledged.
     •     Additionally, we are continuously looking at strategic asset sales that could be facilitated without further impairment of capital, such as sales of OREO properties.
     We have ceased originating new construction and development loans, although we continue to selectively fund on commitments previously issued. Finally, our special assets department has been aggressively marketing foreclosed real estate in an effort to sell non-interest earning assets at sales prices that do not further deteriorate our capital position.
     Due to the conditions and events discussed herein, we believe substantial doubt exists as to our ability to continue as a going concern. We have determined that significant additional sources of liquidity and capital will be required for us to continue operations through 2009 and beyond. We have engaged financial advisors to assist the Company in its efforts to raise additional capital, sell assets and explore other strategic alternatives to address our current and expected liquidity and capital deficiencies. To date, those efforts have not yielded any definitive options. As a result of the FDIC order, our regulators are continually monitoring our liquidity and capital adequacy. Based on their assessment of our ability to continue to operate in compliance with the FDIC order, our regulators may take other and further actions, including the assessment of civil money penalties against the Bank or the Company and their respective officers, directors and other interested parties or they may seek to enforce the order or agreement in federal court. If the Bank or the Company were to engage in other unsafe and unsound banking practices, the regulators have various enforcement tools available to them including the issuance of capital directives, orders to cease engaging in certain business activities and the issuance of modified or additional orders or agreements. If a severe liquidity crisis were to occur (the Bank were unable to pay its liabilities when due) or a significant deterioration in the Bank's or the Company's capital levels were experienced, the regulators could seek to terminate deposit insurance (a lengthy process) or revoke our charter and upon such event, the FDIC would liquidate the assets of the Bank.
     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.
     Compliance Efforts: The Company and the Bank are actively engaged in responding to the concerns raised in the FDIC order and other pending and proposed regulatory actions, and believe that they have already addressed many of the regulators’ requirements, including the following actions.
•	Retained a new president and chief executive officer, Terry A. Peterson, on April 15, 2008;

•	Conducted a comprehensive review of the qualifications of management and the board of directors and consideration of potential changes that may be required;

•	Retained an independent third party consultant to review and evaluate the loan portfolio and implemented many of his recommendations to improve the Bank’s loan approval and loan servicing processes;

•	Added $17.4 million to total provisions for loan losses in 2008:

•	Strengthened collections and loss recovery teams to accelerate resolution of problem loans, including retaining two experienced loan administration and workout specialists as consultants.

•	Began developing a capital management plan to maintain required capital ratios;

•	Began implementing new procedures to strengthen the monitoring of lending activities with particular emphasis on monitoring individual lender/borrower relationships;

•	Initiated a review of loan documentation policy and is correcting documentation deficiencies;

•	Developed a liquidity and funds management plan to address anticipated funding needs;

•	Increased internal controls over loan portfolio review;

•	Established a communications procedure for reporting progress in all areas to the FDIC and DFI;

•	Engaged an independent third party consultant to review management assumptions and methodology of determining the allowance for loan and lease losses.
     A number of these initiatives are complete and a number of policies and procedures have been implemented.
Risk Management Plan
     Increased Reserves for Loan Losses. The Company’s provision for loan losses, levels of impaired loans and non-accrual loans and OREO property have increased significantly in the last year. We increased our provision for loan losses by $6.1 million in the fourth quarter ending December 31, 2008, and year-to-date we added $17.4 million to our provision for loan losses, based on management’s quarterly reviews, deterioration in the local housing

13-45A

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
market and the downturn in the economy, and increases in our non-accrual loans and OREO property, which primarily relate to the maturing of our construction and land development loans, and our determination of specific impaired loans under generally accepted accounting principles.
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
     Construction and Development Loans. We are experiencing significant difficulties in our loan portfolio, particularly our construction and land development loans, which was a significant component of the $17.4 million increase in our provision for loan losses in 2008. We continue to work through the issues with the construction loans in Westsound Bank’s loan portfolio. The Bank has scaled back its construction loan originations in the past year and is concentrating on working with its borrowers to complete existing projects in a timely manner and to bring past-due loans current.
     During 2008, however, non-accrual loans increased significantly, from $24.9 million to $112.2 million, primarily as a result of maturing construction and land development loans that we are choosing not to renew in order to keep all of our legal remedy options available. After 90 days past due, these loans are placed into a non-accrual status while we work with our borrowers to maximize our recovery. Therefore, the contraction or expansion of our non-accrual loan portfolio in future periods will depend upon our ongoing collection efforts and market conditions. In the fourth quarter of 2008 we added 39 properties with an aggregate carrying value of $11,338,000 to OREO. OREO properties are actively marketed for sale with five properties sold in the fourth quarter, one property sold during the third quarter, two properties sold during the second quarter and one in the first quarter 2008. These properties had a carrying value of $2,647,000 and we received $2,528,000 resulting in a net loss on the sales of $119,000.
     The real estate collateral valuations supporting our construction and land development loan portfolios have decreased along with the deterioration in the local housing market and the downturn in the economy.
     As we collect our construction loans and land development loans, we expect to be able to continue to deleverage the balance sheet over the next few quarters.
     Our cash expenditures, including legal and accounting fees, associated with the collection of non-performing and classified loans cannot be reasonably predicted, and the actual amount of such expenditures will depend upon the manner in which our collection efforts are structured and conducted. However, these efforts can be time consuming, expensive and could divert management time and attention from our daily business, which could have a material effect on our revenues and results of operations
     Net Interest Margin Compression. Net interest income before provision for loan losses has decreased significantly, reflecting lower levels of earning assets, increases in low yielding securities and non-accrual loans on the balance sheet. The increase in non-accrual loans reduced net interest income by $1.8 million in the fourth quarter and $7.8 million for the year ended December 31, 2008, in reversed interest income. Lower loan interest rates during the year, combined with the significant reduction in fee income from new loan originations, also contributed to significant margin compression.
     Management has completed a strategic plan that addresses the return to a more normalized net interest margin. This plan includes a return to loan growth through origination and purchase of loans, conclusion of reversing loan interest as non-accrual loans are reduced and paid off, planned non-renewal of high cost certificates of deposit, and dedicating two employees to the development of core deposits.

13-47

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     As with any plan, the Company is unable to predict the outcome of management’s plan as outlined above. Additional risks and uncertainties not currently known to us, may also materially and adversely affect our business, financial condition or results of operation.
Note 3 — Investment Securities
     Amortized cost and approximate fair values of investment securities at December 31, 2008 and 2007 are summarized as follows:

		Gross	Gross Unrealized Losses
	Amortized	Unrealized	Less Than 12	12 Months or
	Cost	Gain	Months	Longer	Fair Value
December 31, 2008
Available for sale
Municipal securities	$1,383,908	$17,821	$(225)	$—	$1,401,504
Mortgage-backed	25,290	—	(90)	—	25,200
Federal agencies	16,638,395	377,540	—	—	17,015,935

	$18,047,593	$395,361	$(315)	$—	$18,442,639

December 31, 2007
Available for sale
Municipal securities	$1,810,241	$17,213	—	$(14,631)	$1,812,823
Mortgage-backed	39,136	—	—	(22)	39,114
Federal agencies	6,880,138	102,311	(457)	(1,783)	6,980,209

	$8,729,515	$119,524	$(457)	$(16,436)	$8,832,146

     The amortized cost and estimated fair value of investment securities available for sale at December 31, 2008, by contractual maturity, are as follows:

	Available-for-sale
	Amortized Cost	Fair Value
Accounts maturing in
One year or less	$3,262,603	$3,275,795
After one year through five years	13,891,367	14,267,456
After five years through ten years	893,623	899,388
After ten years	—	—

	$18,047,593	$18,442,639

     Expected maturities will differ from contractual maturities because issuers may have the right to call obligation with or without penalties.
     There were no sales of securities available for sale in 2008, 2007, and 2006.
     Investment securities valued at $1,417,037 and $1,684,589 have been pledged at December 31, 2008 and 2007, respectively, to secure certain deposits.
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
     At December 31, 2008, two investment securities have fair values less than amortized cost and therefore contain unrealized losses. The Bank has evaluated these securities and has determined that the decline in value is temporary, and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. The Bank anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.
     The following table shows gross unrealized losses and fair value of securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

	Less than 12 Months		12 Months or More		Total
	Gross		Gross		Gross
	Unrealized		Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value
December 31, 2008
Available for sale
Municipal securities	$(225)	$217,253	$—	$—	$(225)	$217,253
Mortgage-backed	(90)	25,199	—	—	(90)	25,199
Federal agencies	—	—	—	—	—	—

	$(315)	$242,452	$—	$—	$(315)	$242,452

December 31, 2007

Available for sale
Municipal securities	$—	$—	$(14,631)	$404,392	$(14,631)	$404,392
Mortgage-backed	—	—	(22)	39,114	(22)	39,114
Federal agencies	(457)	623,426	(1,783)	498,217	(2,240)	1,121,643

	$(457)	$623,426	$(16,436)	$941,723	$(16,893)	$1,565,149

Note 4 — Loans and Allowance for Loan Losses
     Loans at December 31 are summarized as follows:

	2008	2007

Real estate loans
Construction & land development	$137,434,901	$253,187,532
Commercial real estate	61,057,144	72,435,273
Residential real estate	46,546,720	53,198,016
Commercial and industrial loans	36,774,948	31,376,932
Consumer loans	2,812,180	3,718,805

Gross loans	284,625,893	413,916,558
Allowance for loan losses	(18,410,606)	(19,513,765)
Deferred fees	(435,052)	(966,611)

	$265,780,235	$393,436,182

13-49

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2008	2007	2006

Allowance for loan losses
Balances, beginning of period	$19,513,765	$3,971,789	$2,520,323
Provision for losses	17,379,000	15,879,000	1,522,917
Recoveries	39,169	2,064	1,851
Loans charged off	(18,521,328)	(339,088)	(24,702)

Reclassification of allowance for unfunded credit commitments to other liabilities	—	—	(48,600)

Balances, end of period	$18,410,606	$19,513,765	$3,971,789

     A summary of past due and nonaccrual loans is as follows:

	2008	2007

Total non-accrual loans	$112,232,972	$24,923,234

Total loans 90 days or more past due and still accruing	$—	$399,438

     Impaired loans are summarized as follows:

	December 31,
	2008	2007
Impaired Loans
Impaired loans with an allowance for loan loss	$66,912,051	$25,437,668
Impaired loans without an allowance for loan loss	$46,447,130	$—

Total impaired loans (1)	$113,359,181	$25,437,668

Total related allowance for losses	$12,947,123	$5,009,141

Average investment in impaired loans	$57,357,825	$7,375,426

Interest income recognized on impaired loans	$685,110	$1,245,832

Interest income received on impaired loans	$632,081	$1,094,351

(1)	Includes $111.8 million non-accrual loans at December 31, 2008 and $11.8 million at December 31, 2007.
     There was $16,772 available in outstanding loan commitments on impaired loans as of December 31, 2008.
     The Bank has entered into transactions with certain directors and executive officers. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other clients, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

13-50

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The aggregate balances and activity for loans to such related parties for 2008 and 2007 are as follows:

	2008	2007

Balance at beginning of year	$6,568,883	$7,561,384
New loans or advances	3,000	2,056,363
Payoffs/Repayments	(3,821,477)	(3,048,864)

Balance at end of year	$2,750,406	$6,568,883

     The Bank held in the loan portfolio approximately $131,012,000 in interest-only loans at December 31, 2008 and $266,397,000 in interest-only loans at December 31, 2007. These loans consist primarily of short-term real estate construction loans and land development loans.
Note 5 — Premises and Equipment
     A summary of premises and equipment at December 31, 2008 and 2007 is as follows:

	2008	2007

Leasehold improvements	$644,727	$505,474
Equipment, furniture, and software	3,070,447	2,949,445
Land and buildings	7,154,303	7,482,389

	$10,869,477	$10,937,308
Accumulated depreciation	(2,964,428)	(2,177,558)

	$7,905,049	$8,759,750

     Depreciation and amortization expense was $812,214, $824,207 and $611,766 in 2008, 2007 and 2006, respectively.
     The Bank sold surplus property which was originally purchased for potential branch expansion in Shelton, Washington for $468,000 in September 2008 for a net loss of $10,000 after closing.
Note 6 — Deposits
     Deposit account balances at December 31 are summarized as follows:

	2008	2007

Non-interest-bearing	$16,965,525	$24,711,246
Interest-bearing demand	8,707,719	12,350,558
Money market accounts	46,353,936	79,218,421
Savings deposits	9,259,127	10,338,768
Certificates of deposit exceeding $100,000	104,120,698	149,198,911
Certificates of deposit less than $100,000	144,624,199	145,626,941

	$330,031,204	$421,444,845

13-51

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     Scheduled maturities of certificates are as follows for the years ending December 31:

2009	$185,140,611
2010	42,307,201
2011	6,714,822
2012	12,437,062
2013	2,145,201

$248,744,897

     The Bank held related party deposits of $1,143,726 and $1,404,078 at December 31, 2008 and 2007, respectively.
     As of December 31, 2008 and December 31, 2007, the Bank had $55.2 million and $65.0 million, respectively, of brokered deposits.
Note 7 — Advances and Junior Subordinated Debentures Payable
     The Bank is a member of the FHLB of Seattle. Our credit line with FHLB has been placed on hold until FHLB completes its credit analysis of the Bank and will probably be collateral dependent. These borrowings must be secured by pledging qualified loans. Borrowings generally provide for interest at the then current published rates. There were no borrowings outstanding under this credit line at December 31, 2008. In December 2008 we received preliminary approval from the FRB discount window borrowing program subject to collateral review.
     In order to manage the capital position more efficiently, the Company formed the Trust, a Delaware statutory trust formed with capital of $248,000, for the sole purpose of issuing trust preferred securities. During the third quarter of 2005, the Trust issued 8,000 Capital Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $8.0 million. The entire proceeds of the issuance were invested by the Trust in $8.248 million of Junior Subordinated Deferrable Interest Debentures, or the junior subordinated debentures payable, issued by the Company, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of the Trust. The subordinated debentures mature on September 15, 2035, and bear an interest rate at December 31, 2008 of 3.60% (based on 3-month LIBOR plus 1.73%), with repricing occurring and interest payments due quarterly. The Company injected $7.9 million of the net proceeds from the sale of the subordinated debentures into the Bank and retained the remaining proceeds.
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
     Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2008 of 3.60%. For each successive period beginning on March 15 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 1.73%. The Trust has the option to defer payment of the distributions for a period of up to five years, as long as we are not in default on the payment of interest on the subordinated debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, the Trust is accounted for under the equity method and is included in other assets on the accompanying consolidated statement of financial condition. The subordinated debentures issued and guaranteed by the Company and held by the Trust are reflected on the consolidated statement of financial condition in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest

13-52

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification may be subject to future change.
     Commencing with the interest payment due March 15, 2008, the Company has elected to defer payment of the quarterly interest payments on the Junior Subordinated Debt Securities, as allowed under the Indenture. This election was the result of the notification by the Federal Reserve Bank of San Francisco, or FRB that WSB Financial Group, Inc. (the “Company”) and the Bank had been designated to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a result of that designation, the Company is generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the holding company level) without notifying the FRB for prior approval of such payments.
Note 8 — Income Taxes
     The components of the provision (benefit) for income taxes for 2008, 2007, and 2006 are as follows:

	2008	2007	2006

Current	$(4,942,065)	$2,960,013	$2,641,787
Deferred	(5,624,893)	(5,719,741)	(674,367)
Change in valuation allowance	12,021,579	—	—

Income tax expense (benefit)	$1,454,621	$(2,759,728)	$1,967,420

     The provision for income tax differs from that computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following:

	2008		2007		2006
		Percent of		Percent of		Percent of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income

Income tax at statutory rate	$(10,607,159)	34.0%	$(2,706,362)	34.0%	1,989,715	34.0%
Increase (decrease) resulting from
Tax-exempt income	$(11,562)	0.0%	$(20,949)	0.3%	$(21,407)	-0.4%
Change in valuation allowance	12,021,579	-38.5%	—	0.0%	—	0.0%
Other	51,763	-0.2%	(32,417)	0.4%	(888)	0.0%

Total provision (benefit) for income tax	$1,454,621	-4.7%	$(2,759,728)	34.7%	$1,967,420	33.6%

13-53

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The nature and components of the Bank’s net deferred tax asset, established at a tax rate of 34% is as follows:

	2008	2007	2006

Deferred tax assets
Allowance for loan losses	$6,266,746	$6,792,780	$1,385,632
Unrealized loss on securities	—	—	16,650
Depreciation	60,479	24,749	(9,368)
Net operating loss carry forward	2,785,797	—	—
Non-accrual interest	2,906,961	315,127	—
Other, net	627,748	(27,965)	(47,883)

Total deferred tax assets	12,647,731	7,104,691	1,345,031

Deferred tax liabilities
Deferred loan fees and costs	491,837	573,690	517,121
Unrealized gain on securities	134,315	34,895	—

Total deferred tax liabilities	626,152	608,585	517,121

Net deferred tax asset	12,021,579	6,496,106	827,910
Less valuation allowance	(12,021,579)	—	—

Net deferred tax asset	$—	$6,496,106	$827,910

     We account for income taxes in accordance with SFAS 109 “Accounting for Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements which differ from our tax returns.
     The determination of our provision of income taxes and valuation allowances require significant judgment, the use of estimates and the interpretation of complex tax laws. The Bank believes, based upon available information, that some or all of the net deferred tax asset may not be realized in the normal course of operations and we are required to establish a valuation allowance against that portion of deferred tax assets. During the year 2008 the Bank established a $12.0 valuation allowance.
     At December 31, 2008, the Corporation had for tax reporting purposes, a net operating loss carryforward of approximately $8.2 million eligible to offset future federal income taxes. The net operating loss carryforward will begin to expire in 2027.
     The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2008. The Company had not recognized tax benefits which would require an adjustment to the January 1, 2008 beginning balance of retained earnings. The Company had no unrecognized tax benefits at January 1, 2008 and at December 31, 2008.
     The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2008 and 2007 the Company recognized no interest and penalties.
     The Company and its subsidiary file consolidated income tax returns in the U.S. Federal income jurisdiction. With few exceptions, the Company is no longer subject to U.S. Federal or state/local income tax examinations by tax authorities for years before 2005.

13-54

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 9 — Loan Commitments and Contingent Liabilities
     Loan Commitments. Many of our lending relationships contain funded and unfunded elements. The funded portion is reflected on our balance sheet. For lending relationships carried at historical cost, the unfunded component of these commitments is not recorded on our balance sheet until a draw is made under the credit facility; however, a reserve is established for probable losses. At December 31, 2008 we had a reserve balance of $21,000 for allowance for unfunded credit losses and $465,000 at December 31, 2007.
     The following table summarizes the total unfunded, or off-balance sheet, credit extension commitment amounts by expiration date.
December 31, 2008

	Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than 1			After 5
	Committed	Year	1-3 Years	3-5 Years	Years
	(In thousands)
Other Commitments
Commitments to extend credit	$6,398	$5,073	$1,325	$—	$—
Unused credit card lines	2,218	—	2,218	—	—
Standby letters of credit	250	179	71	—	—

Total	$8,866	$5,252	$3,614	$—	$—

December 31, 2007

	Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than 1			After 5
	Committed	Year	1-3 Years	3-5 Years	Years
	(In thousands)
Other Commitments
Commitments to extend credit	$78,580	$72,024	$6,556	—	—
Unused credit card lines	2,315	—	2,315	—	—
Standby letters of credit	715	715	—	—	—

Total	$81,610	$72,739	$8,871	—	—

     Legally binding commitments to extend credit generally have specified rates and maturities. Certain of these commitments have adverse change clauses that help to protect us against deterioration in the borrowers’ ability to pay.
     Contingent Liabilities for Sold Loans. In prior years, the Bank sold loans without recourse that may have to be subsequently repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults, breach of representation or warranty, delinquencies and fraud. When a loan sold to an investor without recourse fails to perform according to its contractual terms, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, the Bank has no commitment to repurchase the loan. As an ordinary course of business, the Bank is in receipt of defect notices from time to time. The Bank is in receipt of five defect notices ranging from June 2008 through March 2009 for total loan amounts of approximately $2.2 million. The Bank has recorded no reserve to cover loss exposure related to these guarantees. The Company repurchased one real estate loan in the second quarter 2008 in the amount of $95,554 and two loans for $715,590 in the first quarter 2008, for a total of three loans totaling $811,144 repurchased in 2008.

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
     The Bank’s actual and required capital amounts and ratios are as follows (dollars in thousands):

					To Be Well Capitalized
					Under the Prompt
			For Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008
Total Risk-Based Capital (to Risk-Weighted Assets) Consolidated	$36,342	11.8%	$24,701	≥ 8.0%	NA	NA
Westsound Bank	$36,396	11.8%	$24,696	≥ 8.0%	$30,870	≥ 10.0%

Tier 1 Capital (to Risk-Weighted Assets) Consolidated	$32,303	10.5%	$24,706	≥ 8.0%	NA	NA
Westsound Bank	$32,357	10.5%	$12,350	≥ 4.0%	$18,525	≥ 6.0%

Tier 1 Capital (to Average Assets) Consolidated	$32,303	8.1%	$31,747	≥ 8.0%	NA	NA
Westsound Bank	$32,357	8.2%	$15,861	≥ 4.0%	$19,827	≥ 5.0%

As of December 31, 2007
Total Risk-Based Capital (to Risk-Weighted Assets) Consolidated	$70,364	16.7%	$33,809	≥ 8.0%	NA	NA
Westsound Bank	$68,761	16.3%	$33,810	≥ 8.0%	$42,262	≥ 10.0%

Tier 1 Capital (to Risk-Weighted Assets) Consolidated	$64,900	15.4%	$33,802	≥ 8.0%	NA	NA
Westsound Bank	$63,297	15.0%	$16,902	≥ 4.0%	$25,353	≥ 6.0%

Tier 1 Capital (to Average Assets) Consolidated	$64,900	13.9%	$37,299	≥ 8.0%	NA	NA
Westsound Bank	$63,297	13.6%	$18,589	≥ 4.0%	$23,237	≥ 5.0%
     Although the Company and the Bank were “well capitalized” for federal regulatory purposes at December 31, 2008 based on their financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the rules, the FRB and the FDIC have advised the Company and the

13-56

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Bank that they will no longer be regarded as “well capitalized” for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order. See Note 2.
     Federal Reserve Board Regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The minimum reserve requirement at December 31, 2008 and 2007 was $386,000 and $594,000, respectively. Also, under Washington State law, approval from the state banking regulators is required prior to declaring cash dividends.
Note 11 — Commitments
     The Bank leases space for branches and operations. These leases run for a period ranging from two to ten years and allow for established rent increases each year. All leases require the Bank to pay all taxes, maintenance and utility costs, as well as maintain certain types of insurance.
     The minimum lease payments for each of the next five years are as follows:

2009	$301,711
2010	174,139
2011	120,240
2012	126,360
2013	86,370
     Rent expense for 2008, 2007, and 2006 was $314,088, $328,825 and $338,113, respectively. Rental income for 2008, 2007 and 2006 was $0, $0 and $9,534, respectively.
     In 2008 the Bank paid a director $54,400, to provide consulting services related to new branch locations. Also a former director was paid $62,138 during 2008 to lease the former Silverdale branch location. This lease was terminated when the branch moved to its new location in November 2008.
Note 12 — Employee Benefits
     Incentive stock option plan — The Company’s stockholders approved an Incentive Stock Option Plan on May 19, 1999. The purpose of the plan is to increase ownership interest in the Company by employees and directors of the Company, and to provide an incentive to serve as an employee and/or director of the Company. The stockholders originally approved 184,287 shares of common stock to the Plan. In 2002, the stockholders approved an additional allocation of 184,287 shares. The stockholders approved additional allocations of 614,290 shares in 2005 and 614,290 shares in 2004. The maximum term of a stock option granted under the plan is ten years. Incentive stock options generally vest over a five year period while non-qualified stock options generally vest immediately.
     The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercises and employee terminations, as separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of that analysis and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used for option awards granted were as follows:

13-57

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2008	2007	2006

Risk-free interest rate	3.00%	4.74%	N/A	*
Dividend yield rate	0.00%	0.00%	N/A	*
Weighted average expected life of options	6.5 years	6.5 years	N/A	*

*	There were no grants in 2006.
     Stock option transactions are summarized in the following table. Amounts have been adjusted to reflect a 6.1429-for-1 common stock split in August 2006:

			Weighted Average
		Weighted Average	Remaining	Aggregate
		Exercise Price	Contractual Term	Intrinsic
	Options	Per Share	(in years)	Value
Outstanding as of December 31, 2007	887,080	$7.99
Authorized	—	—
Granted	100,000	6.13
Exercised	—	—
Forfeited	(269,982)	7.92

Outstanding as of December 31, 2008	717,098	$7.76	6.22	$0

Exercisable as of December 31, 2008	570,562	$7.62	5.62	$0

     The weighted average remaining terms for outstanding and exercisable stock options at December 31, 2008 were approximately 6 years each. The aggregate intrinsic value at December 31, 2008 was $0 for stock options outstanding and stock options exercisable. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. As of December 31, 2008, there was $255,438 of total unrecognized compensation cost related to stock options. The compensation cost that has been charged against income for the Plan was $55,543, $26,484 and $0 for 2008, 2007 and 2006, respectively.
     No stock options were exercised during the year ended December 31, 2008. The intrinsic value of stock options exercised during the year ended December 31, 2007 was $363,429.
     Cash received from option exercises was $0, $136,504 and $1,186,256 for 2008, 2007 and 2006, respectively. The actual tax benefit realized for the tax deduction from option exercise of the share-based payment arrangements total $0, $0 and $375,643 for 2008, 2007 and 2006, respectively.
     401(k) Plan — The Bank established a retirement savings 401(k) plan in 2002 in which all employees may participate after attaining the age of 18. The Bank may, at its sole discretion, contribute and allocate to each eligible participant’s account, a percentage of the participant’s elective deferral or it may make non-elective contributions to the participant’s accounts The Bank made contributions of $66,955, $83,000 and $75,000 in 2008, 2007 and 2006, respectively. There was $20,267 in forfeited contributions during 2008.
Note 13 — Fair Value of Financial Instruments
     SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments for which it is practicable to estimate fair value. As defined by SFAS No.

13-58

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
107, financial instruments include the categories listed below. It does not include the value of premises and equipment, and intangible assets such as client relationships and core deposit intangibles. Fair values of off-statement condition lending commitments standby letters of credit and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties’ credit standing. The fair value of the fees at December 31, 2008, was insignificant. See Note 9 for the notional amount of the commitments to extend credit.
     The following table summarizes carrying amounts, estimated fair values and assumptions used by the Bank to estimate fair value as of December 31, 2008 and 2007:

	Carrying Amount	Estimated Fair Value
2008
Assets
Cash and cash equivalents	$46,015,375	$46,015,375
Securities available for sale	$18,442,639	$18,442,639
Loans receivable	$284,190,841	$276,018,000
Accrued interest receivable	$983,335	$983,335
FHLB Stock	$318,900	$318,900

Liabilities
Checking, savings and money market	$81,286,307	$81,286,307
Certificates of deposit	$248,744,897	$254,252,000
Accrued interest payable	$1,973,590	$1,973,590
Junior subordinated debentures payable	$8,248,000	$8,248,000

2007
Assets
Cash and cash equivalents	$66,926,460	$66,926,460
Securities available for sale	$8,832,146	$8,832,146
Loans receivable	$412,949,947	$412,545,000
Accrued interest receivable	$2,540,554	$2,540,554
FHLB Stock	$318,900	$318,900

Liabilities
Checking, savings and money market	$126,618,993	$126,618,993
Certificates of deposit	$294,825,852	$295,593,692
Accrued interest payable	$1,955,434	$1,955,434
Junior subordinated debentures payable	$8,248,000	$8,248,000
The following methods and assumptions were used to estimate the fair value of financial instruments:
Cash and cash equivalents — The carrying amount of these items is a reasonable estimate of their fair value.
Investment securities available for sale — The fair value is based on quoted market prices, if available. If quoted market prices are not available, the fair value is based on a matrix pricing model provided by an outside independent source.
Loans receivable — The fair value is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types were valued at carrying value because of their floating rate or expected maturity characteristics.

13-59

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
FHLB stock — The fair value is based upon the redemption value of the stock, which equates to its carrying value.
Client accounts — The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates is estimated by discounting the estimated future cash flows using the rates currently offered for deposits with similar remaining maturities.
Accrued interest receivable and payable — The carrying amounts reported in the consolidated financial statement for accrued interest receivable and payable approximate their fair value.
Junior subordinated debentures payable — The carrying amount of junior subordinated debentures payable is a reasonable estimate of the fair value.
Note 14 — Fair Value Measurements
     On January 1, 2008 the Company adopted SFAS No. 157, “Fair Market Measurements” (SFAS 157). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system consisting of three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
     Level 1 — Valuation based on quoted prices in active markets for identical assets or liabilities.
     Level 2 — Valuation based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which significant assumptions are observable in the market.
     Level 3 — Valuation generated from unobservable inputs that are supported by little or no market activity. Valuation techniques include use of pricing models, cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment of estimation.
     The following table summarizes the financial assets of the Company for which fair values are determined on a recurring basis as of December 31, 2008:

		Fair value measurements using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Fair Value at	Identical Assets	Inputs	Inputs
Description	12/31/2008	(Level 1)	(Level 2)	(Level 3)
	(In thousands)

Securities available for sale	$18,443	$0	$18,443	$0

Total	$18,443	$0	$18,443	$0

13-60

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The following table summarizes the financial assets of the Company for which fair values are determined on a nonrecurring basis as of December 31, 2008:

		Fair value measurements using
		Quoted Prices in	Significant	Significant	Total Losses
		Active Markets for	Other Observable	Unobservable	for the Year
	Fair Value at	Identical Assets	Inputs	Inputs	Ended
Description	12/31/2008	(Level 1)	(Level 2)	(Level 3)	12/31/2008
	(In thousands)

Impaired loans	$56,472	$0	$0	$56,472	$18,730
Other real estate owned	17,908	0	0	17,908	11,952

Total	$74,380	$0	$0	$74,380	$30,682

     The following is a description of the valuation methodologies used to measure and disclose fair value of financial assets and liabilities:
     Securities available for sale: Securities are recorded at fair value on a recurring basis. Fair value is based on quoted market prices, if available. If quoted market prices are not available, the fair market value is based on a matrix pricing model provided by an outside independent source.
     Impaired loans: We do not record impaired loans at fair value on a recurring basis. However from time to time, nonrecurring fair value adjustments to collateral dependent loans are recorded to reflect partial write-downs based on observable market price or current appraised value of collateral.
     Other real estate owned (OREO): We do not record other real estate owned at fair value on a recurring basis. All OREO properties are recorded by us at amounts which are equal to or less than the fair market value of the properties based on current independent appraisals reduced by estimated selling costs upon transfer of the loans to OREO. From time to time nonrecurring fair value adjustments to other real estate owed is recorded to reflect partial write downs based on observable market price or current appraised value of collateral.
Note 15 — Loan Concentrations
     As of December 31, 2008, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate-related loans comprised 86.1% of total loans, of which approximately 48.3%, 21.5% and 16.3% were construction and land development, commercial real estate and residential real estate, respectively.
     Additionally, as of December 31, 2008, in management’s judgment, a concentration of loans existed in interest-only loans, primarily construction and development loans secured by real estate. The Company’s construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. The Company also finances contractors, including a number of small builders and individuals, on a speculative basis. Construction loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower’s ability to complete the project within budget, the borrower’s ability to generate cash to service the loan (by selling or leasing the project), and the value of the collateral depends on project completion when market conditions may have changed. At December 31, 2008, interest-only loans comprised 46.0% of total loans, of which approximately 83.7% were construction and land development, 10.2% were residential, 2.2% were commercial real estate, 3.7% were commercial and industrial, and 0.2% were consumer. As of December 31, 2007, interest only loans comprised 64.4% of total loans.

13-61

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The Bank also had a high concentration of loans with loans to value ratios in excess of supervisory limits. We had $62,963,000 of loans in excess of supervisory limits at December 31, 2008.
     Our loan portfolio is also concentrated in real estate and a substantial majority of our loans and operations are in west Puget Sound, and therefore our business is particularly vulnerable to a downturn in the local real estate market.
     A substantial decline in the performance of the economy, in general, and/or a decline in real estate values in our primary market areas, in particular, could have a further adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Interest-only loans also carry greater risk than principal and interest loans do, to the extent that no principal is paid prior to maturity, particularly during a period of rising interest rates and declining real estate values.
Note 16 — Restrictions on Dividends, Loans and Advances
     Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the holding company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.
     The Bank had no retained earnings available for the payment of dividends at December 31, 2008 and $3,444,000 at December 31, 2007. Accordingly, $32,618,000 of the Corporation’s equity in the net assets of the Bank was restricted at December 31, 2008 and $59,921,000 at December 31, 2007. Funds available for loans or advances by the Bank to the holding company amounted to $0 at December 31, 2008, compared to $12,673,000 at December 31, 2007.
     In addition, dividends paid by the Bank to the holding company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.
     See financial statement Note 2 for further restrictions.

13-62

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Note 17 — Condensed Financial Statements of Parent Company
     Financial information pertaining only to WSB Financial Group, Inc. is as follows:
Statement of Financial Condition

	December 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$134,465	$654,340
Investments in common stock of Westsound Bank	32,617,687	63,365,254
Other assets	262,250	948,421

Total assets	$33,014,402	$64,968,015

Liabilities and stockholders’ equity
Accounts Payable	$450,000	$—
Junior subordinated debentures payable	8,248,000	$8,248,000
Stockholders’ equity	24,316,402	56,720,015

Total liabilities and stockholders’ equity	$33,014,402	$64,968,015

13-63

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Statement of Operations

	Year ended December 31,
	2008	2007
Income
Interest income	$14,250	$18,131
Dividend income from Westsound Bank	—	700,000

Total income	14,250	718,131

Operating expenses
Interest expense junior subordinated debentures	450,000	603,018
Salaries and employee benefits	123,886	191,712
Travel and entertainment	—	9,687
Legal expenses	1,028,969	118,208
Accounting an audit fees	45,187	134,198
Other expense	77,797	107,172

Total operating expenses	1,725,839	1,163,995

Net loss before income tax benefit	(1,711,589)	(445,864)

Income tax benefit	—	134,879

Loss before equity in undistributed net loss of Westsound Bank	(1,711,589)	(310,985)

Equity in undistributed net loss of Westsound Bank	(30,940,560)	(4,889,174)

Net loss	$(32,652,149)	$(5,200,159)

Statement of Cash Flows

	Year ended December 31,
	2008	2007

Cash flows from operating activities
Net loss	$(32,652,149)	$(5,200,159)
Adjustments to reconcile net loss to net cash from operating activities
Equity in undistributed net loss of Westsound Bank	30,940,560	4,889,174
Dividend income from Westsound Bank	—	(700,000)
Stock based compensation	55,543	26,484
Net change in other assets	686,171	(134,878)
Net change in other liabilities	450,000	(118,461)

Net cash from operating activities	(519,875)	(1,237,840)

13-64

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Statement of Cash Flows

	Year ended December 31,
	2008	2007
Cash Flows from Investing Activities
Investment in Westsound Bank	—	—

Cash flows from financing activities
Dividends received from Westsound Bank	—	700,000
Proceeds from exercise of stock options and stock issued	—	136,504

Net cash from financing activities	—	836,504

Net decrease in cash and cash equivalents	(519,875)	(401,336)

Cash and cash equivalents, beginning of year	654,340	1,055,676

Cash and cash equivalents, end of year	$134,465	$654,340

Note 18 — Stock Split
     Effective August 15, 2006 the Company’s Board of Directors approved a 6.1429-for-1 common stock split for shareholders of record on August 15, 2006. All share and per share information has been retroactively adjusted to reflect this stock split. The Board of Directors also approved an amendment to the Articles of Incorporation increasing the authorized shares from 2,500,000 to 15,357,250.
Note 19 — Initial Public Offering
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
Note 20 — Pending Litigation
     As of March 16, 2009, the Company had commenced collection and foreclosure activities on approximately 103 real estate loans.
     The Company is unable to predict the outcome of these matters. The Company’s cash expenditures, including legal fees, associated with the pending litigation and the regulatory proceedings described in Note 2, “Regulatory Actions, Business Plan and Going Concern Considerations” above, cannot be reasonably predicted at this time. Litigation and any potential regulatory actions or proceedings can be time-consuming and expensive and could divert management time and attention from the Company’s business, which could have a material adverse effect on its revenues and results of operations. The adverse resolution of any specific lawsuit or potential regulatory action or proceeding could have a material adverse effect on the Company’s business, results of operations, and financial condition.

13-65

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 21—Recent Developments

     Washington State Deposits. In January 2009, the Bank was informed by the Washington Public Deposit Protection Commission (WPDPC) that the failure of a bank in Washington State had resulted in a $15.1 million shortfall in deposits held by Washington State municipalities. To prevent losses to public entities, Washington State requires that all financial institutions that receive public deposits must pledge collateral to the WPDPC and participate in a collateral pool established to protect public deposits that are not covered by FDIC insurance or the assets of the failed bank. In February, the Bank was informed by WPDPC that its share of the shortfall would be $20,436. The Bank will be required to pledge collateral for the full amount of public deposits not insured by FDIC by April 20, 2009.
     FDIC Insurance Premiums and Assessments. Subsequent to year end the FDIC voted to amend the restoration plan for the Deposit Insurance Fund (DIF). The FDIC took action to ensure the continued strength of the insurance fund by imposing a special assessment on insured institutions, implementing changes to the risk-based assessment system and setting rates beginning the second quarter of 2009. On March 2, 2009 the FDIC announced a proposal to issue a special assessment of 0.20% of deposits that will be assessed on June 30, 2009 and collected by September 30, 2009. We have not completed a full valuation of the impact but believe these changes will substantially increase the Bank’s deposit insurance premiums from current levels.
     Investment in FHLB Shares. At December 31, 2008, the Company held $318,900 of shares of FHLB. The FHLB recently announced that it would report a risk-based capital deficiency under the regulations of the Federal Housing Finance Agency (the “FHFA”), its primary regulator, as of December 31, 2008, and as a result would not pay a dividend for the fourth calendar quarter of 2008 and that it would suspend the repurchase and redemption of outstanding common stock.
     The FHLB has communicated that they believe the calculation of risk-based capital under the current rules of the FHFA significantly overstates the market risk of the FHLB’s private-label mortgage-backed securities in the current market environment and that they have enough capital to cover the risks reflected in the FHLB’s balance sheet. As a result, the Company has not recorded an “other than temporary impairment” on its investment in FHLB stock. However, continued deterioration in the FHLB’s financial position may result in impairment in the value of those securities.

13-66

WSB FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 22 — Selected Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands except per share data)	2008	2008	2008	2008	Total
Interest income	$7,014	$5,318	$4,226	$3,826	$20,384
Interest expense	4,979	4,370	3,657	3,535	16,541

Net interest income	2,035	948	569	291	3,843
Provision for loan losses	7,690	3,545	—	6,144	17,379

Net interest income (loss) after provision for loan losses	(5,655)	(2,597)	569	(5,853)	(13,536)

Noninterest income	236	161	194	205	796
Noninterest expense	3,393	4,270	5,061	5,734	18,458

Income (loss) before federal income tax (benefit) expense	(8,812)	(6,706)	(4,298)	(11,382)	(31,198)
Provision (benefit) for federal income tax	(2,994)	4,255	—	193	1,454

Net loss	$(5,818)	$(10,961)	$(4,298)	$(11,575)	$(32,652)

Earnings (loss) per share
Basic	$(1.04)	$(1.97)	$(0.77)	$(2.08)	$(5.86)
Diluted	($1.04)	$(1.97)	$(0.77)	$(2.08)	$(5.86)

Weighted-average shares outstanding
Basic	5,574,853	5,574,853	5,574,853	5,574,853	5,574,853
Diluted	5,574,853	5,574,853	5,574,853	5,574,853	5,574,853

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands except per share data)	2007	2007	2007	2007	Total
Interest income	$8,641	$9,715	$10,142	$8,898	$37,396
Interest expense	3,809	4,332	4,666	4,707	17,514

Net interest income	4,832	5,383	5,476	4,191	19,882
Provision for loan losses	491	326	13,362	1,700	15,879

Net interest income (loss) after provision for loan losses	4,341	5,057	(7,886)	2,491	4,003

Noninterest income	1,345	1,231	1,025	930	4,531
Noninterest expense	4,059	4,150	4,768	3,517	16,494

Income (loss) before federal income tax expense (benefit)	1,627	2,138	(11,629)	(96)	(7,960)
Provision (benefit) for federal income tax	545	708	(3,877)	(136)	(2,760)

Net income (loss)	$1,082	$1,430	$(7,752)	$40	$(5,200)

Earnings (loss) per share
Basic	$0.20	$0.26	$(1.39)	$0.01	$(0.93)
Diluted	$0.18	$0.24	$(1.39)	$0.01	$(0.93)

Weighted-average shares outstanding
Basic	5,548,283	5,563,887	5,573,089	5,574,853	5,565,123
Diluted	6,109,233	5,926,369	5,573,089	5,650,715	5,565,123

13-67